

10012347


# Granite City
## FOOD & BREWERY®

A **"Modern American"** Upscale Casual Restaurant Chain

# 2009



GC


SEC Mail Processing Section

JUL 22 2010

Washington, DC
110

# Annual Report

(This page has been left blank intentionally.)

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K/A

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 29, 2009**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 000-29643**

# GRANITE CITY FOOD & BREWERY LTD.

(Exact Name of Registrant as Specified in Its Charter)

| **Minnesota** | **41-1883639** |
|---|---|
| (State or other Jurisdiction of Incorporation or Organization) | (IRS Employer Identification No.) |

**5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416**
(Address of Principal Executive Offices, Including Zip Code)

**(952) 215-0660**
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $0.01 par value | NASDAQ Capital Market |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2009, the aggregate market value of the registrant's common stock held by non-affiliates (assuming for the sole purpose of this calculation, that all directors and officers of the registrant are "affiliates") was $4,693,000 (based on the closing sale price of the registrant's common stock as reported on the NASDAQ Global Market).

The number of shares of common stock outstanding at that date was 2,699,641 shares.

The number of shares of common stock outstanding as of March 31, 2010 was 7,366,217.

**DOCUMENTS INCORPORATED BY REFERENCE**

None.

**GRANITE CITY FOOD & BREWERY**
**FORM 10-K ANNUAL REPORT**
**FOR THE FISCAL YEAR ENDED DECEMBER 29, 2009**

**TABLE OF CONTENTS**

*Reverse Stock Split*

*In December 2009, our board of directors approved a one-for-six share combination of our common stock which became effective on January 13, 2010. As a result of this reverse stock split, every six shares of our common stock that were issued and outstanding as of January 13, 2010 were automatically combined into one issued and outstanding share without any change in the par value of such shares, and the number of authorized but unissued shares of our common stock was proportionally reduced. A proportionate adjustment also was made to our outstanding stock options and warrants. No fractional shares were issued in connection with this reverse stock split, but rather shareholders who were entitled to fractional shares received cash in lieu of receiving fractional shares. All references within this document to loss per share reflect this stock split. Additionally, the number of common shares, stock options and warrants, and the price per common share, stock option and warrant, reflect this reverse stock split.*

## PART I

### Item 1. Business.

#### Overview

We are a Modern American upscale casual restaurant chain. As of March 18, 2010, we operated 26 restaurants in 11 Midwestern states featuring on-premises breweries, substantially all of which operate under the name of Granite City Food & Brewery®. We believe our menu features high quality yet affordable family favorite menu items prepared from made-from-scratch recipes and served in generous portions. We believe that the sophisticated yet unpretentious restaurants, proprietary food and beverage products, attractive price points and high service standards combine for a great dining experience. The location of each restaurant in operation and the month and year of its opening appear in the following chart:

| Unit | Location | Opened |
|---|---|---|
| 1 | St. Cloud, Minnesota | Jun-99 |
| 2 | Sioux Falls, South Dakota | Dec-00 |
| 3 | Fargo, North Dakota | Nov-01 |
| 4 | Des Moines, Iowa | Sep-03 |
| 5 | Cedar Rapids, Iowa | Nov-03 |
| 6 | Davenport, Iowa | Jan-04 |
| 7 | Lincoln, Nebraska | May-04 |
| 8 | Maple Grove, Minnesota | Jun-04 |
| 9 | East Wichita, Kansas | Jul-05 |
| 10 | Eagan, Minnesota | Sep-05 |
| 11 | Kansas City, Missouri | Nov-05 |
| 12 | Kansas City, Kansas | Jan-06 |
| 13 | Olathe, Kansas | Mar-06 |
| 14 | West Wichita, Kansas | Jul-06 |
| 15 | St. Louis Park, Minnesota | Sep-06 |
| 16 | Omaha, Nebraska | Oct-06 |
| 17 | Roseville, Minnesota | Nov-06 |
| 18 | Madison, Wisconsin | Dec-06 |
| 19 | Rockford, Illinois | Jul-07 |
| 20 | East Peoria, Illinois | Oct-07 |
| 21 | Orland Park, Illinois | Dec-07 |
| 22 | St. Louis, Missouri | Jan-08 |
| 23 | Ft. Wayne, Indiana | Jan-08 |
| 24 | Toledo, Ohio | Feb-08 |
| 25 | South Bend, Indiana | Jul-08 |
| 26 | Indianapolis, Indiana | Feb-09 |

In August 2008, we ceased operations at our restaurant in Rogers, Arkansas. However, we are currently bound by the terms of the lease agreement which expires in 2018 under the terms specified in the development agreement with Dunham Capital Management, L.L.C. ("DCM").

We operate a centrally-located beer production facility in Ellsworth, Iowa which facilitates the initial stage of our patented brewing process. We believe that this brewing process improves the economics of microbrewing as it eliminates the initial stages of brewing and storage at multiple locations, thereby reducing equipment and development costs at new restaurant locations. Additionally, having a common starting point, the beer production creates consistency of taste for our product from restaurant to restaurant. The initial product produced at our beer production facility is transported by truck to the fermentation vessels at each of our restaurants where the brewing process is completed. In 2007, we were granted a patent by the United States Patent Office for this brewing process. We believe that our current beer production facility, which opened in June 2005, has the capacity to service up to 35 restaurant locations.

Our industry can be significantly affected by changes in economic conditions, discretionary spending patterns, consumer tastes, and cost fluctuations. Beginning in 2007, consumers have been under increased economic pressures and as a result, many have changed their discretionary spending patterns. Many consumers are dining out less frequently than in the past and/or have decreased the amount they spend on meals while dining out. To offset the negative impact of decreased sales, we have undertaken a series of initiatives to renegotiate the pricing of various aspects of our business, effectively reducing our cost of food, insurance, payroll processing, shipping, supplies and most recently, our property and equipment rent. We have also begun implementing marketing initiatives designed to increase brand awareness and help drive guest traffic. To preserve our working capital during this economic downturn, we have suspended new restaurant development and will evaluate the development of any future restaurants depending on the availability of working capital.

In October 2009, we completed a debt conversion transaction (the "Transaction") with DHW Leasing, L.L.C. ("DHW"), our primary source of financing for furniture, fixtures and equipment, as contemplated under the Debt Conversion Agreement between our company and DHW dated September 21, 2009. In the Transaction, approximately $15 million of our indebtedness to DHW was converted into 4,666,666 shares of our company's common stock at a conversion price of approximately $3.24 per share. As a result, DHW and affiliated parties came to beneficially own an aggregate of 64.8% of our common stock, which constituted a change in control of our company. In connection with the closing of the Transaction, the parties entered into a number of ancillary agreements which include, but are not limited to, lease amendments, deferred lease payments and an agreement to seek to obtain further rent reductions (see "Liquidity and Capital Resources—Debt Conversion Transaction").

In March 2009, we entered into a bridge loan agreement with a group of accredited investors to provide $1.0 million of partially convertible debt financing. The lead investors in the transaction were Harmony Equity Income Fund, L.L.C. and Harmony Equity Income Fund II, L.L.C. (collectively, "Harmony"). The chairman of our board of directors, Eugene E. McGowan, is a member of, and has a beneficial interest in, both of the Harmony funds. The bridge loan was funded to the extent of $800,000 on March 30, 2009, with the balance of the bridge loan originally to be funded by April 30, 2009. The closing date on the remainder of the amount committed was extended by reason of successive amendments through December 16, 2009. An amendment dated December 16, 2009, provided, among other things, that the amount to be loaned under the bridge loan agreement would be decreased to $800,000 from $1.0 million.

In February 2009, we entered into a master agreement with DCM, DHW and Dunham Equity Management, L.L.C. ("DEM") (collectively, the "Dunham Entities") to provide rent or other cash flow reductions to our company (the "Master Agreement"). The Master Agreement, which was amended as part of the Transaction, provides for such reductions in the amount of $2.5 million for the calendar year 2009 and $1.7 million for calendar year 2010. The Master Agreement provided that the Dunham Entities would amend and restate applicable leases and subleases to reflect negotiated rent reductions. We commenced paying reduced rent in January 2009 in anticipation of finalizing the Master Agreement, which reductions are deemed to be part of the negotiated rent reductions. In consideration of the agreements of Dunham provided in the Master Agreement, we issued to the Dunham Entities a warrant to purchase 166,666 shares of our common stock at an exercise price of $1.58 per share, representing 110% of the closing price of our common stock on the trading date prior to the date of signing the Master Agreement. The value of these warrants of $136,495 is being amortized over a ten-year period, which is the term of the majority of the underlying lease agreements (see "Liquidity and Capital Resources—Debt Conversion Transaction and Rent Reduction Agreement").

Subsequently, we entered into agreements with certain of our other landlords for rent reductions. Such rent reductions are deemed to be part of the above-referenced $4.2 million in rent reductions. In consideration of such rent reductions, we have issued five-year warrants to purchase our common stock to such landlords. At the time of issuance, the aggregate number of shares underlying such warrants was 34,362 and the weighted average exercise price was $1.68 per share. The value of these warrants of $29,792 is being amortized over the underlying lease terms. No discount or commission was paid in connection with the issuance of the warrants.

We maintain a website at www.gcfb.net, which is also accessible through www.gcfb.com. We make available on our website, free of charge, our annual, quarterly and current reports, and all amendments to those reports, as soon as reasonably practicable after that material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Our Code of Business Conduct and Ethics and key committee charters are also available on our websites and in print upon written request to Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55402, Attention: Investor Relations. Unless otherwise indicated, we do not intend to incorporate the contents of our websites into this Annual Report or any other document filed or furnished with the SEC.

We were incorporated on June 26, 1997, as a Minnesota corporation and became a publicly traded company in June 2000. Our corporate offices are located at 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, and our telephone number is (952) 215-0660.

**Granite City Food & Brewery Concept and Business Strategy**

Our objective is to develop and operate successful restaurants by consistently exceeding our guests' expectations in product, service and overall dining experience, thereby becoming a leader in the casual dining industry. Our long-term expansion plans include growth in restaurant and overall company earnings in an effort to provide returns for our shareholders. Our concept targets a broad guest base by incorporating two popular national dining preferences: high quality, made-from-scratch, casual, value-priced food, and fresh, handcrafted, quality beers. We believe this concept differentiates us from many of our competitors, who feature pre-prepared, smaller portioned food items and mass-produced, pre-packaged beers. The key elements of our concept and strategy are as follows:

- Offer a broad selection of quality foods at reasonable prices.
- Offer Old World, classic beers made with an efficient brewing process.
- Create a fun, energetic atmosphere and destination dining experience.
- Create a passionate culture of service.
- Achieve attractive restaurant and microbrewery economics.
- Pursue deliberate and careful expansion.

**Locations**

As of March 18, 2010, we operated 26 Granite City Food & Brewery restaurants as set forth in "Business—Overview." Our prototypical restaurant consists of an approximately 8,800 square foot facility conveniently located just off one or more interstate highways and is centrally located within the respective area's retail, lodging and transportation activity. Our restaurants have open atmospheres as well as floor-to-ceiling window systems creating, where designs permit, expansive views of outdoor patio areas used for dining during warm weather months. This window treatment allows activity to be viewed both inside and outside the restaurant and creates a bright, open environment. We use granite and other rock materials along with natural woods and glass to create a balanced, clean, natural interior feel. The interiors are accented with vintage photographs of the local area brewing industry, as well as historical photos of the community landscape. We believe our design creates a fun and energetic atmosphere that promotes a destination dining experience.

Any future expansion will be in markets where we believe our concept will have broad appeal and attractive restaurant-level economics. We plan to continue using our restaurant prototype in future restaurants; however, where appropriate, we expect to convert existing restaurants to our Granite City concept. Additionally, we intend to explore alternative restaurant designs to reduce the cost of our initial capital investment and we may alter our prototype to meet various state and local regulatory requirements, including, but not limited to, pollution control requirements, liquor license ordinances and smoking regulations.

In August 2008, we ceased operations at our restaurant in Rogers, Arkansas. However, we are currently bound by the terms of this lease agreement entered into under the terms specified in the development agreement with DCM as amended in October 2009. In May 2008, we entered into a lease agreement for a location in Troy, Michigan. However, we have decided not to build on that site. As part of the Master Agreement we entered into with the Dunham Entities described above, we agreed to reimburse DCM for any out-of-pocket costs that DCM incurs due to the closing of the Rogers, Arkansas location and the decision not to build on the Troy, Michigan site less net sales proceeds from the sale of any real estate or lease income associated with such sites. Reimbursement of costs related to these sites will be amortized and payable to DCM over a 60-month period commencing January 2011, at a 6% annual interest rate. Such reimbursement includes the carrying cost of the related land until its disposal.

**Development Agreement**

In April 2008, we entered into a development agreement with United Properties Investment LLC ("United Properties") for the development of up to 22 restaurants to be built between 2009 and 2012. United Properties will be responsible for all costs related to the land and building of each restaurant. The development agreement provides for a cooperative process between United Properties and our management for the selection of restaurant sites and the development of restaurants on those sites and scheduling for the development and construction of each restaurant once a location is approved. The annual lease rate for fee-simple land and building developments will be 9.5% and we will have the right of first offer to purchase these restaurants. Additionally, in the event United Properties sells one of the buildings that it develops for us at an amount in excess of the threshold agreed to by the parties in the agreement, then we will share in the profits of that sale. We assume no liability in the event United Properties sells a building at a loss. We are not bound to authorize the construction of restaurants during that time period, but generally cannot use another developer to develop or own a restaurant as long as the development agreement is in effect. We can, however, use another developer if United Properties declines to build a particular restaurant.

The selection of any future Granite City locations has been and will continue to be based upon criteria which we have determined are important for restaurant development. These criteria include minimum "trade area" populations, proximity to regional retail, entertainment, financial and educational hubs, as well as excellent accessibility and visibility.

**Menu**

At the core of our concept is our broad 85-item menu, which is freshly prepared and served in generous portions, complemented by our fresh, handcrafted beers. Our menu is committed to full-flavored ingredients and is based on the made-from-scratch preparation of distinctive items not generally featured on restaurant chain menus. We create new menu items and weekly specials on a regular basis. All menu items are staff and guest-tested, then refined before menu implementation.

Our menu is designed to cater to a diverse customer base for a variety of dining occasions and is strategically tailored for patrons who tend to have greater price sensitivity toward lunch items than dinner items. When our menu is opened, our guests find a special section of lunch selections featured at prices currently ranging from $5.00 to $7.99, providing a premium meal at a special value for midday diners. We also offer signature selections, meals which are marketed as our chefs' personal favorites. These selections provide our guests with an opportunity to treat themselves to the highest quality Granite City Food & Brewery has to offer. Our overall menu prices currently range from $3.59 for a cup of soup to $24.99 for our GC Steakhouse Classic New York Strip. Most of our 85 menu items currently range from $8.49 to $17.99. Our average check per person during 2009 ranged from $12.48 to $14.43, varying by market.

Some of our more popular items include our Ale and Cheddar Soup, Idaho Nachos, Grilled Chicken and Bruschetta Salad, Asian Chicken Salad, Grilled London Broil with Bourbon Onion Sauce, GC Meatloaf, Honey Rosemary Filet Mignon and Granite City Walleye. We currently offer three to four special menu items weekly, ranging from appetizers to salads and entrees. This approach allows us to be innovative, keeping our menu fresh and interesting. Approximately 11% of food sales during 2009 were generated through weekly specials. We also solicit input from guests regarding our menu offerings.

To ensure that we are serving food of consistently high quality, we have developed quality control practices, including (a) the participation by each member of our kitchen staff in a thorough training program, (b) the development of strict specifications that ensure that only high quality ingredients are used in our food and (c) the requirement that each shift of cooking personnel consistently prepare each menu item. We believe through these efforts that we are able to consistently provide a superior value-oriented dining experience for our guests.

**Purchasing**

We strive to obtain consistent, high-quality ingredients for our food products and brewing operations at competitive prices from reliable sources. Many of the food products and other commodities we use in our operations are subject to price volatility due to market supply and demand factors outside of our control. To attain operating efficiencies and to provide fresh ingredients for our food and beverage products while obtaining the lowest possible prices for the required quality, we generally purchase these commodities from national and regional suppliers at negotiated prices. In order to control the cost of such purchasing, we attempt to enter into fixed price purchase commitments, with terms typically up to one year, for many of our commodity requirements. We have entered into contracts through 2013 with certain suppliers of raw materials (primarily hops) for minimum purchases both in terms of quantity and in pricing. As of December 29, 2009, our future obligations under such contracts aggregated approximately $1.3 million.

We employ a purchasing manager to ensure that we maintain high quality food products and receive competitive prices for those food products. Most food products are shipped from a central distributor directly to our restaurants three times per week. Produce is delivered three or more times per week from local distributors to ensure product freshness. We do not maintain a central food product warehouse. We purchase ingredients for our brewing operations from a variety of foreign and domestic suppliers at negotiated prices. We have not experienced significant delays in receiving food products, brewing ingredients, restaurant supplies or equipment. As the number of our restaurants has increased and/or matured, we have gained greater leverage in the purchasing of food and brewing products.

**Brewing Operations—Fermentus Interruptus®**

Our flagship brews consist of five styles available every day. In addition, we also produce specialty or seasonal beers which are designed to attract beer enthusiasts. Seasonal beers are often tied to particular events like Oktoberfest and St. Patrick's Day. Further, some seasonal beers may be tied to other promotions or particular events including college events and major sales promotions. This ability to craft beers to our events builds customer appeal and provides customers with a different feel or experience on subsequent visits, which we believe promotes repeat business.

We have created a brewing process that we believe improves the quality, consistency and efficiency of serving handcrafted brews at multiple locations. This process, Fermentus Interruptus, enables us to keep our high quality product intact while enhancing overall profitability. We believe that Fermentus Interruptus provides us with a distinct competitive advantage because it allows us to brew beer at a price below our competitors. Additionally, we believe our award-wining handcrafted beers provide a distinct flavor to our guests.

The brewing process begins at a single location at our beer production facility in Ellsworth, Iowa where wort is produced. This non-alcoholic liquid is then transported by truck to each of our restaurant locations with fermentation vessels. It is then fermented by adding yeast to complete the brewing process. We use multiple varieties of malted barley and hops that we purchase from sources in Europe and North America. We believe that our current beer production facility, which opened in June 2005, has the capacity to service up to 35 restaurant locations.

We believe that Fermentus Interruptus improves the economics of our microbrewing process by eliminating the initial stages of brewing and storage at multiple locations, thereby reducing equipment and development costs at our restaurant locations. Having a common starting point for our initial brewing process creates consistency of taste for our product from restaurant to restaurant. Because the initial stages of brewing are under the direction of a single brewing team and have a single water source, consistency of product is further maintained. We believe that Fermentus Interruptus gives us the ability to maintain attractive unit level economics while maintaining the consistency of our proprietary beers.

In May 2007, we were granted a patent by the United States Patent and Trademark Office for this proprietary beer brewing process. This patent covers the method and apparatus for maintaining a centralized facility for the production of unfermented and unprocessed hopped wort (one of the last steps of the beer brewing production process) which is then transported to our restaurant fermentation tanks where it is finished into beer. In October 2008, we were granted a federally registered trademark for Fermentus Interruptus.

We supplement our microbrewed products with national and international brands of beer served in bottles at each of our locations. This allows us to cater to a larger variety of beer enthusiasts.

**Dedicated Guest Service**

We are committed to guest satisfaction. From the moment a guest walks through the door, he or she is treated and served in a professional, attentive manner. We understand the critical importance of our attention to detail and seek to create and maintain an exceptional service-oriented environment. We conduct daily pre-shift meetings, track service audits and assign manageable table stations in order to create a system of effective service and assure guest satisfaction. Our service is based on a team concept. Guests are made to feel that any employee can help them, and that they are never left unattended.

**Marketing**

We focus our business strategy on providing high-quality, Modern American cuisine prepared by an attentive staff in a distinctive environment at a great value. By focusing on the food, service and ambiance of each of our restaurants, we have created an environment that fosters repeat patronage and encourages word-of-mouth recommendations. While we believe word-of-mouth advertising and taking care of each of our guests are key components in driving guests' initial and subsequent visits, in 2009 we began using radio and television advertising to attract and retain customer patronage. We expect outside media expense to be approximately 0.5% of revenues in 2010, which we believe is significantly less than the industry average. Furthermore, we believe we have the potential to continue to grow our customer traffic through other targeted marketing programs. One such initiative is the "Mug Club" program for repeat customers. As of March 18, 2010, we had over 115,000 active Mug Club members. We have introduced several initiatives to bolster our relationship with members, to drive additional restaurant traffic and to increase sales of high-margin proprietary beers. Our initiatives include regular communication with members through e-mail and special Mug Club events such as seasonal beer-tapping parties.

## Management Information Systems and Operational Controls

We utilize an integrated information system to manage the flow of information within each restaurant and between the restaurants and the corporate office. This system includes a point-of-sales network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, the point-of-sales system is utilized to authorize, batch and transmit credit card transactions, to record employee time clock information, to schedule labor and to produce a variety of management reports. Select information that is captured from this system is transmitted to the corporate office on a daily basis, which enables senior and field management to continually monitor operating results.

Our restaurants use personal computer systems that are integrated with management reporting systems which enable us to monitor restaurant sales and product and labor costs on a daily basis. Financial controls are maintained through a centralized accounting system. In addition to our abbreviated weekly statements of operations which are provided to restaurant management, our monthly financial statements are generated within a relatively short period of time so that management may review and respond to requirements in a timely fashion. We monitor sales, product costs, labor costs, operating expenses and advertising and promotional expenses on a daily basis. We believe that our current infrastructure and our system of operational controls provide an adequate structure for any future expansion.

## Management and Employees

As of March 18, 2010, we had approximately 2,168 employees, consisting of approximately 745 part-time employees and approximately 1,423 full-time employees.

### *Restaurant Employees*

Our ability to effectively manage restaurants in multiple geographic areas is critical to our success. Our managers are trained under the instruction of dedicated trainers and veteran managers. Our seven to ten-week training program consists of both "hands on" as well as classroom training for all aspects of management. Restaurant-level management teams consist of a managing partner, a culinary partner and generally four to six assistant managers. Each member of our restaurant management team is cross-trained in all operational areas and receives incentive bonuses based upon quantitative and qualitative performance criteria.

Each Granite City restaurant employs approximately 83 hourly employees, approximately 34% of whom are part time. All employees are trained and follow tenured employees for a period of time before they are scheduled to work independently.

We actively recruit and select individuals who share our passion for a high level of guest service. Multiple interviews and testing are used to aid in the selection of new employees at all levels. We believe we have developed a competitive compensation package for our restaurant management teams. This package includes a base salary, competitive benefits and participation in a management incentive plan that rewards the management teams for achieving performance objectives. It is our policy to promote from within, but we supplement this policy with employees from outside our organization as needed.

### *Corporate Employees*

As of March 18, 2010, we had 32 corporate-level employees. Our restaurant-level management teams are managed by three regional directors of operations. Should we expand our company, we may need to add additional employees, including additional regional personnel, to ensure proper management, support and controls. Our regional directors of operations receive incentive bonuses based upon quantitative and qualitative performance criteria.

### Hours of Operation

Although our hours vary somewhat from location to location, our restaurants are open seven days a week, generally from 11:00 a.m. to 12:00 a.m., Monday through Thursday, 11:00 a.m. to 1:00 a.m. Friday and Saturday and from 10:00 a.m. to 10:00 p.m. on Sunday. Since our inception, we have offered a buffet style brunch on Sundays, beginning at 10:00 a.m. This brunch features both breakfast and lunch items, which follows our high quality standards and price/value relationship. In January 2010, we announced the rollout of our Saturday brunch which is served from 9:00 a.m. until noon. We are open on select holidays.

### Government Regulation

Our restaurants are subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants. These regulations include matters relating to environmental, building, construction and zoning requirements and the preparation and sale of food and alcoholic beverages. Additionally, since we operate brewing facilities at our restaurants, we are subject to a number of specific state and local regulations that apply to the ownership and the operation of microbreweries. Our facilities are licensed and subject to regulation under state and local fire, health and safety codes.

Each of our restaurants is required by a state authority and, in certain locations, county and/or municipal authorities, to obtain a license to brew beer and a license to sell beer, wine and liquor on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. Our failure to receive or retain a license in a particular location could adversely affect that restaurant and our ability to obtain such a license elsewhere. We have not encountered any material difficulties in obtaining or retaining alcoholic beverage licenses to date; however, following discussions with the Kansas Alcoholic Beverage Control Division, which regulates the licensure and ownership of microbreweries in Kansas, we transferred the operations of our Kansas restaurants to a separate corporation to comply with Kansas statutes and regulations. For additional information regarding the ownership structure used in Kansas to satisfy the licensing statutes of that state, see Note 1 to our consolidated financial statements entitled "Summary of significant accounting policies."

We are subject to "dram-shop" statutes in the states in which our restaurants are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, which generally covers us for $1.0 million per occurrence. In addition, we carry a $10.0 million umbrella policy that extends over the general liability and liquor liability coverage. We believe our coverage is consistent with coverage carried by other entities in the restaurant industry.

Our operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the federal level. Specifically, Illinois and Ohio, where we currently operate restaurants, have minimum wages that are higher than the federal level. Significant numbers of hourly personnel at our other restaurants are paid the federal minimum wage and, accordingly, increases in the minimum wage will increase labor costs.

*Beer and Liquor Regulation*

We must comply with federal licensing requirements imposed by the United States Department of Treasury, Alcohol and Tobacco Tax and Trade Bureau, as well as the licensing requirements of states and municipalities where our restaurants are located. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the brewing and/or sale of our beer. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Management believes that our company is operating in substantial compliance with applicable laws and regulations governing our operations.

The federal government currently imposes an excise tax of $18.00 on each barrel of beer produced for domestic consumption in the United States. However, each brewer with production of not more than 2,000,000 barrels per year is taxed only $7.00 per barrel on the first 60,000 barrels produced annually. If company-wide production increases to amounts over 60,000 barrels per year or if the small brewer's credit is reduced or eliminated, there will be an increase in our average federal excise tax rate.

Each of the states in which we currently do business imposes an excise tax based on the amount of beer that has been filtered and sent to the tax-determination vessels. The amounts of such taxes vary by state and range from $1.00 to $9.61 per barrel.

Most states regulate microbreweries and maintain limits on beer production. Additionally, certain states include restrictions on beer sales and beer purchases. While regulations vary from state to state, the lowest production limit to which we are currently subject is 1,613 barrels per year. We believe we can operate our existing Granite City locations without violating such restrictions. Although states into which we may enter may also limit the amount of beer production to a specific number of barrels per year, we believe that any future expansion will be possible without violating such production limits.

**Competition**

The restaurant industry is intensely competitive. We positioned the Granite City concept in the high-quality casual dining segment. We compete with a number of well-established national, regional and local restaurants, many of which have substantially greater financial, marketing, personnel and other resources than we do. We compete with established local restaurants, established national chains such as The Cheesecake Factory, PF Chang's, Olive Garden, Red Robin, CPK, Applebee's, Chili's, and Ruby Tuesday, as well as Rock Bottom, which also has on-premises brewing. Throughout the United States, there are micro-breweries of various sizes and qualities, some of which feature food.

Competition in our industry segment is based primarily upon food and beverage quality, price, restaurant ambience, service and location. We believe we compare favorably with respect to each of these factors and intend to emphasize our quality food and specialty handcrafted beers. We may also compete with other retail establishments for site selections.

**Trademarks, Service Marks and Patents**

We have federal registrations for the trademarks "GC Granite City Food & Brewery," "Granite City Food & Brewery," "Granite City," "GC," and "Fermentus Interruptus." We have registered in Minnesota the trademarks "Granite City Food & Brewery," "Brother Benedict's Mai Bock," "Victory Lager," "Pride of Pilsen," "Northern Light" and "Duke of Wellington." Federal and state trademark registrations continue indefinitely, so long as the trademarks are in use and periodic renewals and other required filings are made.

In May 2007, the United States Patent and Trademark Office granted us U.S. Patent 7,214,402 for our proprietary beer brewing process. This patent covers the method and apparatus for maintaining a centralized facility for the production of unfermented and unprocessed hopped wort (one of the last steps of the beer brewing production process) which is then transported to our restaurant fermentation tanks where it is finished into beer.

We have two additional U.S. patent applications, Serial Numbers 11/800,752 and 11/800,753, pending with the United States Patent and Trademark Office relating to a method of production of beer for distribution and an apparatus for distributed production of beer.

**Seasonality**

We expect that our sales and earnings will fluctuate based on seasonal patterns. We anticipate that our highest sales and earnings will occur in the second and third quarters due to the milder climate and availability of outdoor seating during those quarters in our markets.

**Executive Officers of the Registrant**

The following table provides information with respect to our executive officers as of March 18, 2010. Each executive officer has been appointed to serve until his or her successor is duly appointed by the board or his or her earlier removal or resignation from office. There are no familial relationships between any director or executive officer.

| Name | Age | Position with Company |
|---|---|---|
| Steven J. Wagenheim | 56 | President, Chief Executive Officer and Director |
| James G. Gilbertson | 48 | Chief Financial Officer and Assistant Secretary |
| Darius H. Gilanfar | 43 | Chief Operating Officer |
| Monica A. Underwood | 50 | Vice President of Finance and Secretary |

***Steven J. Wagenheim***, our President, Chief Executive Officer and one of our directors, is also one of our founders. Mr. Wagenheim has over 30 years of hospitality industry experience as a corporate executive, owner/operator, manager and consultant for hotels, resorts, and individual and multi-unit restaurant operations. Mr. Wagenheim previously served as Chief Executive Officer and principal shareholder of New Brighton Ventures, Inc., an investment holding company that formerly operated a Champps Americana restaurant in New Brighton, Minnesota. Between 1989 and 1997, Mr. Wagenheim was involved in the expansion and operations of Champps restaurants, holding positions with Champps Entertainment, Inc., Champps Development Group, Inc. and Americana Dining Corporation.

***James G. Gilbertson*** became our Chief Financial Officer in November 2007 and our Assistant Secretary in January 2008. He also served as one of our directors from November 1999 to October 2009. From December 2005 to June 2007, Mr. Gilbertson served as Vice President, Business Development and Cable Distribution for ValueVision Media, Inc., an integrated direct marketing company that sells its products directly to consumers through television, the Internet and direct mail. From January 2001 to July 2005, Mr. Gilbertson served as Chief Financial Officer of Navarre Corporation, a major distributor of entertainment products. From January 2003 to July 2005, Mr. Gilbertson also served as a director of Navarre Corporation.

***Darius H. Gilanfar*** became our Chief Operating Officer in August 2008. Mr. Gilanfar previously served as our Senior Vice President—Operations from September 2007 to August 2008. Prior to joining our company, Mr. Gilanfar worked as a consultant with Global Restaurant Systems from October 2006 to September 2007. From April 2005 to September 2006, Mr. Gilanfar served as Chief Operating Officer and President of Copeland's Famous New Orleans Restaurant Bar and Bistro. Mr. Gilanfar previously served as National Director of Barnes and Noble Inc.'s Starbuck's Café Division from March

2003 to April 2005. His 20 years of restaurant experience also include having worked for The Cheesecake Factory, Brinker International and Universal Studios City Walk.

***Monica A. Underwood*** has served as our Vice President of Finance and Secretary since January 2008. She served as our Corporate Controller from April 2001 to January 2008. Ms. Underwood also served as our Interim Chief Financial Officer from February 2003 to September 2005.

### Item 1A. Risk Factors.

*The following are certain risk factors that could affect our business, financial condition, results of operations and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these risk factors could cause our actual results to differ materially from those expressed in any forward-looking statement. The risks we have highlighted below are not the only ones we face. If any of these events actually occur, our business, financial condition, operating results and cash flows could be negatively affected. We caution you to keep in mind these risk factors and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of this report.*

### Risks Related to Our Business

**We have a history of losses and no assurance of future profitability.** We have incurred losses in each fiscal year since inception. We had a net loss of $9,624,956 for the fiscal ended December 29, 2009 and a net loss of $15,781,064 for the fiscal year ended December 30, 2008. As of December 29, 2009, we had an accumulated deficit of $51,154,741. We cannot assure you that we will successfully increase our revenue. Even if we substantially increase our revenue, we cannot assure you that we will achieve profitability or positive cash flow. If we do achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future because our operating results can be affected by changes in guest tastes, the popularity of handcrafted beers, economic conditions, and the level of competition in our markets.

**Disruptions in the national economy and the financial markets have adversely impacted our business and may further impact our business.** The restaurant industry has been adversely affected by current economic factors, including the deterioration of national, regional and local economic conditions, declines in employment levels, and shifts in consumer spending patterns. Disruptions in the overall economy and volatility in the financial markets have reduced, and may continue to reduce, consumer confidence in the economy, negatively affecting consumer restaurant spending, and adversely affecting our financial position and results of operations. As a result, decreased cash flow generated from our business has adversely affected our financial position and our ability to fund our operations. In addition, macroeconomic disruptions, as well as the restructuring of various commercial and investment banking organizations, could adversely affect our ability to access the credit and equity markets. This disruption in the credit and equity markets has also adversely affected the availability of financing for our operations and any future expansion. There can be no assurance that government responses to the disruptions in the financial markets will restore consumer confidence, stabilize the markets, or increase liquidity and the availability of credit. If the disruption in the economy continues to adversely affect revenue, we can give no assurance that we can reduce costs to a level necessary to offset lower revenue. Depending upon the future economic conditions, we may need to raise capital and/or close restaurants to continue operating.

**Our strategy of reducing or restructuring rents under current leases may adversely affect our relationships with our lessors, could result in the cancellation of leases, and subject us to damages, which could materially adversely affect our business.** Since January 2009, we have negotiated reduced rents and restructured leases with certain of our landlords to address the effects of the current economic conditions, which have resulted in lower revenue for our company and in the casual dining industry nationwide. We have paid reduced rents in many cases as we continue to discuss new, reduced rent structures. While payment of reduced rents is a short-term strategy that has produced some positive discussions and some agreements with lessors, we risk potential loss of restaurant locations, many of which are profitable to us on an operating unit level, if we are served with default notices and do not cure the related default(s). We risk losing profitable locations if our cash flow does not permit us to cure defaults and we could be subject to damages in favor of lessors who may prevail in lawsuits following lease cancellations. The amount of damages, if any, to which we could be exposed is uncertain and would depend upon provisions of leases and whether lessors are able to lease any former restaurant locations. The loss of profitable locations and the incurrence of any related damages could materially adversely affect our business.

**DHW has substantial control over us, which could reduce your ability to receive a premium for your shares through a change in control.** In October 2009, DHW, an entity controlled by Donald A. Dunham, Jr., one of our directors, came to beneficially own approximately 63.4% of our outstanding common stock. As of March 18, 2010, DHW, together with its affiliates, beneficially owned 64.3% of our common stock. In addition, under the debt conversion agreement dated September 21, 2009, DHW appointed four persons to serve on our board of directors, including Mr. Dunham, and until September 21, 2011, DHW has the right to participate in private placements of our equity (on the same terms as other investors) so that DHW may maintain its then percentage ownership of our common stock. Finally, DHW and affiliated Dunham entities are the landlord for 17 of our leases. As a result of the foregoing, DHW has a significant influence on the outcome of all corporate actions requiring shareholder approval independent of how our other shareholders may vote, including:

- the election of our directors;
- any amendment of our articles of incorporation or bylaws;
- the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; and
- the defeat of any non-negotiated takeover attempt that might otherwise benefit our other shareholders.

This concentration of ownership could depress our stock price.

**The decline in visitors to the retail centers, shopping malls, or entertainment centers where our restaurants are located has negatively affected and could continue to negatively affect our restaurant sales and may require us to record an impairment charge for restaurants performing below expectations.** Our restaurants are primarily located in high-activity areas such as retail centers, shopping malls, lifestyle centers, and entertainment centers. We depend on high visitor rates at these centers to attract guests to our restaurants. Given current economic conditions, consumers have been under increased economic pressures and as a result, many have changed their discretionary spending patterns. Many consumers are dining out less frequently than in the past and/or have decreased the amount they spend on meals while dining out. As guest traffic decreases, lower sales result in decreased leverage that leads to declines in operating margins. If visitor rates to these centers continue to decline due to economic or political conditions, anchor tenants closing in retail centers or shopping malls in which we operate, further changes in consumer preferences or shopping patterns, higher frequency of online shopping, further changes in discretionary consumer spending, increasing gasoline prices, or otherwise, our revenue could decline and adversely affect our results of operations, including the possible need to record an impairment charge for restaurants that are performing below expectations.

**Changes in discretionary consumer spending could negatively impact our results.** Our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. In a weak economy, our customers have reduced and may continue to reduce their level of discretionary spending which impacts the frequency with which our customers choose to dine out and the amount they spend when they do dine out, thereby reducing our revenue. Adverse economic conditions could continue to reduce guest traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, results of operations and cash flows.

**Our geographic concentration could have a material adverse effect on our business, results of operations and financial condition.** We operate restaurants in the Midwestern United States and may be particularly susceptible to adverse trends and economic conditions in this geographic market, including its labor market, which could adversely impact our operating results.

**Less mature restaurants may vary in profitability and levels of operating revenue.** Less mature restaurants typically experience higher operating costs in both dollars and as a percentage of revenue when compared to mature restaurants due to the inefficiencies typically associated with less mature restaurants. Some or all of our less mature restaurants may not attain operating results similar to those of our mature restaurants.

**We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.** Our leases generally are long term in nature. While several lease terms have been reduced as a result of the October 2009 debt conversion transaction with DHW, most of our leases have 9-15 years remaining on their terms with options to renew in five-year increments (at increased rates). All of our leases require fixed annual rent, although some require payment of additional contingent rent if restaurant sales exceed a negotiated amount. Generally, our leases are "triple net" leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Any future sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. For example, we are currently bound by the terms of a lease agreement that expires in 2018 in connection with the restaurant in Rogers, Arkansas that we ceased operating in August 2008. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations.

**Our business is subject to seasonal fluctuations.** Historically, sales in most of our restaurants have been higher during the second and third quarters of each year. As a result, it is probable that our quarterly operating results and comparable restaurant sales will continue to fluctuate as a result of seasonality. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales of any particular future period may decrease.

**You should not rely on past increases in our average restaurant revenues or our comparable restaurant sales as an indication of future operating results because they may fluctuate significantly.** A number of factors historically have affected, and are likely to continue to affect, our average restaurant revenue and/or comparable restaurant sales, including, among other factors:

- our ability to execute our business strategy effectively;
- our ability to recommence our suspended expansion plans;
- initial sales performance by our restaurants;
- the timing of any future restaurant openings and related expenses;
- levels of competition in one or more of our markets; and
- general economic conditions and consumer confidence.

Our average restaurant revenue and comparable restaurant sales have decreased since 2007. Continued decreases in our average restaurant revenue and comparable restaurant sales could cause the price of our common stock to decrease.

**Our profitability depends in large measure on food, beverage and supply costs which are not within our control.** We must anticipate and react to changes in food, beverage and supply costs. Various factors beyond our control, including climatic changes and government regulations, may affect food and beverage costs. Specifically, our dependence on frequent, timely deliveries of fresh beef, poultry, seafood and produce subjects us to the risks of possible shortages or interruptions in supply caused by adverse weather or other conditions, which could adversely affect the availability and cost of any such items. Historically, commodity prices have fluctuated, often increasing, due to seasonal or economic issues and we cannot assure you that we will be able to anticipate or react to increasing food and supply costs in the future. We are also subject to the general risks of inflation. Our restaurants' operating margins are further affected by fluctuations in the price of utilities such as electricity and natural gas, whether as a result of inflation or otherwise, on which the restaurants depend for their energy supply. The failure to anticipate and respond effectively to an adverse change in any of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows.

**If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages, increased food and beverage costs, and quality control problems.** We have entered into contracts through 2013 with certain suppliers of raw materials (primarily hops) for minimum purchases both in terms of quantity and in pricing. However, if the national distributor that provides food and beverages to all our restaurants, or other distributors or suppliers, cease doing business with us, we could experience short-term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to secure an alternative supply source. If these alternative suppliers do not meet our specifications, the consistency and quality of our food and beverage offerings, and thus our reputation, guest patronage, revenue and results of operations, could be adversely affected. In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants, which also could materially adversely affect our business, financial condition, results of operations and cash flows.

**Our inability to successfully and sufficiently raise menu prices to address cost increases could result in a decline in margins.** We utilize menu price increases to help offset cost increases, including increased costs for food commodities (such as pork, beef, fish, poultry and dairy products), minimum wages, employee benefits, insurance arrangements, construction, energy, fuel, and other costs. Although we have not experienced significant consumer resistance to our past price increases, we cannot provide assurance that future price increases will not deter guests from visiting our restaurants or affect their purchasing decisions. If we are unsuccessful at raising prices, our business, financial condition, results of operations and cash flows could be harmed.

**The need for additional advertising may arise, which could increase our operating expenses.** We have generally relied on our high profile locations, operational excellence, "word-of-mouth," and limited paid advertising to attract and retain restaurant guests. During 2009, our radio and television advertising costs accounted for less than 1% of our net sales. Should we conclude that additional paid advertising is necessary to attract and retain guests, our operating expenses could increase and our financial results could be adversely affected.

**Changes in consumer preferences as a result of new information regarding diet, nutrition and health could negatively impact our results.** Our operating results may be affected by changes in guest tastes, the popularity of handcrafted beers, general economic and political conditions and the level of competition in our markets. Our continued success depends, in part, upon the popularity of micro-brewed beers and casual, broad menu restaurants. Shifts in consumer preferences away from these beers and this dining style could materially adversely affect any future profitability. In addition, our success depends on our ability to adapt our menu to trends in food consumption. If consumer eating habits change significantly and we are unable to respond with appropriate menu offerings, it could materially affect demand for our menu offerings resulting in lost customers and adversely impact our business, financial condition, results of operations and cash flows.

**Health concerns or negative publicity regarding our restaurants or food products could affect consumer preferences and could negatively impact our results of operations.** Like other restaurant chains, consumer preferences could be affected by health concerns or negative publicity concerning food quality, illness and injury generally, such as negative publicity concerning salmonella, E. coli, "mad cow" or "foot-and-mouth" disease, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. This negative publicity may adversely affect demand for our food and could result in a decrease in customer traffic to our restaurants. A decrease in customer traffic to our restaurants as a result of these health concerns or negative publicity could materially adversely affect our business, financial condition, results of operations and cash flows.

**We may be unable to recruit, motivate and retain qualified employees.** Our success depends, in part, upon our ability to attract, motivate and retain a sufficient number of qualified employees, including trained brewing personnel, restaurant managers, kitchen staff and wait staff. Qualified individuals needed to fill these positions could be in short supply in one or more of our markets. In addition, our success depends upon the skill and experience of our restaurant-level management teams. Our inability to recruit, motivate and retain such individuals may result in high employee turnover which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees, which could result in higher labor costs.

**The loss of key personnel could adversely affect our business.** Our success depends to a significant extent on the performance and continued service of members of our senior management and certain other key employees. Competition for employees with such specialized training and deep backgrounds in the restaurant industry is intense and we cannot assure you that we will be successful in retaining such personnel. In addition, we cannot assure you that employees will not leave or compete against us. If the services of any member of management become unavailable for any reason, it could adversely affect our business and prospects.

**We may be unable to successfully compete with other restaurants in our markets.** The restaurant industry is intensely competitive. There are many well-established competitors with greater financial, marketing, personnel and other resources than ours, and many of such competitors are well established in the markets where we have restaurants. Additionally, other companies may develop restaurants with similar concepts in our markets. Any inability to successfully compete with restaurants in our markets could prevent us from increasing or sustaining our revenue and result in a material adverse effect on our business, financial condition, results of operations and cash flows. We may also need to make changes to our established concept in order to compete with new and developing restaurant concepts that become popular within our markets. We cannot assure you that we will be successful in implementing such changes or that these changes will not reduce any future profitability.

**Our success depends on our ability to protect our proprietary information.** Failure to protect our trademarks, service marks or trade secrets could adversely affect our business. Our business prospects depend in part on our ability to develop favorable consumer recognition of the Granite City Food & Brewery name. Although our service marks are federally registered trademarks with the United States Patent and Trademark Office, our trademarks could be imitated in ways that we cannot prevent. We rely on trade secrets, proprietary know-how, concepts and recipes. Our methods of protecting this information may not be adequate, however, and others could independently develop similar know-how or obtain access to our trade secrets, proprietary know-how, concepts and recipes.

Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of trade secrets, proprietary know-how, concepts or recipes. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future, and may result in a judgment or monetary damages.

**We do not maintain confidentiality and non-competition agreements with all of our executives, key personnel, managers, and suppliers.** If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how, concepts or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

**Our operations depend upon governmental licenses or permits.** Our business depends upon obtaining and maintaining required food service, liquor and brewing licenses for each of our restaurants. If we fail to hold all necessary licenses, we may be forced to close affected restaurants or limit the food and beverage offerings at our affected locations. We must comply with federal licensing requirements imposed by the United States Department of Treasury, Alcohol and Tobacco Tax and Trade Bureau, as well as licensing requirements of states and municipalities where we operate restaurants. Failure to comply with federal, state or local regulations could cause our licenses to be revoked or force us to cease brewing and selling our beer. Typically, licenses must be renewed annually and may be revoked and suspended for cause at any time. Although we do not anticipate any significant problems in obtaining required licenses, permits or approvals, any delays or failures to obtain required licenses, permits or approvals could delay existing operations or any future expansion. We are at risk that state regulations concerning brewery restaurants or the interpretation of these regulations may change.

**Regulations affecting the operation of our restaurants could increase our operating costs and restrict future expansion.** We are subject to a variety of federal and state labor laws, such as minimum wage and overtime pay requirements, unemployment tax rates, workers' compensation insurance rates and citizenship requirements. Government-mandated increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities or a reduction in the number of states that allow tips to be credited toward minimum wage requirements could increase our labor costs and reduce our operating margins. In addition, the Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons.

**We may face liability under dram shop statutes.** Our sale of alcoholic beverages subjects us to "dram shop" statutes in some states. These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person. If we receive a judgment substantially in excess of our insurance coverage, or if we fail to maintain our insurance coverage, our business, financial condition, results of operations and cash flows could be materially adversely affected.

**Litigation could have a material adverse effect on our business.** We are, from time to time, the subject of complaints or litigation from guests alleging food borne illness, injury or other food quality, health or operational concerns. We may be adversely affected by publicity resulting from such allegations, regardless of whether such allegations are valid or whether we are liable. We are also subject to complaints or allegations from former or current employees from time to time. A lawsuit or claim could result in an adverse decision against us that could have a materially adverse effect on our business. Additionally, the costs and expense of defending ourselves against lawsuits or claims, regardless of merit, could have an adverse impact on our business and could cause variability in our results compared to expectations.

**Our operations are susceptible to the effects of violence, war and economic trends.** Terrorist attacks and other acts of violence or war and U.S. military reactions to such attacks may negatively affect our operations and an investment in our shares of common stock. Acts of violence or war could cause a decrease in travel and in consumer confidence, decrease consumer spending, result in increased volatility in the United States and worldwide financial markets and economy, or result in economic disruption in the United States or abroad. They could also impact consumer leisure habits, for example, by increasing time spent watching television news programs at home, and may reduce the number of times consumers dine out, which could adversely impact our revenue. Any of these occurrences could harm our business, financial condition, results of operations and cash flows, and may result in volatility of the market price for our common stock and negatively affect the price of our common stock.

Terrorist attacks could also directly impact our physical facilities or those of our suppliers, and attacks or armed conflicts may make travel and the transportation of our supplies and products more difficult and more expensive and could adversely affect our business.

**Compliance with changing regulation of corporate governance, public disclosure and financial accounting standards may result in additional expenses and affect our reported results of operations.** Keeping informed of, and in compliance with, changing laws, regulations and standards relating to corporate governance, public disclosure and accounting standards, including the Sarbanes-Oxley Act, as well as new and proposed SEC regulations, NASDAQ Stock Market rules and accounting standards, has required an increased amount of management attention and external resources. Compliance with such requirements may result in increased general and administrative expenses and an increased allocation of management time and attention to compliance activities. Additionally, changes to existing rules or current practices may adversely affect our reported financial results.

**We may be exposed to potential risks relating to our internal controls over financial reporting.** If we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse opinion from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected. In addition, if our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with its audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected.

**Because the value of our business depends primarily upon intangible assets, such as our business concept, the value of your investment could decrease significantly in the event of liquidation.** Because we do not own the real estate at any existing locations, we only own the building at one existing location and we lease much of the equipment we use, our tangible assets mainly consist of inventory. Until we establish a history of earnings, the value of our business that could be realized upon liquidation is comprised of primarily intangible assets, including our business concept, business strategy, intellectual property, trademarks, goodwill and employee know-how. If our business is not successful, the value of our intangible assets could decrease significantly. The value of your investment could decrease as a result.

**Increases in state or federal minimum wage or required benefits could negatively impact our operating results.** Various federal and state labor laws govern our relationship with our employees, including such matters as minimum wage requirements, overtime and working conditions. There have been increases in the federal and some state minimum wage requirements, and there may be additional increases in the future. Some states in which we operate, specifically Illinois and Ohio, have minimum wages that are higher than the federal level. A substantial majority of employees working in our restaurants receive compensation equal to the applicable minimum wage, and future increases in the minimum wage will increase our operating expenses. In addition, some states have periodically proposed laws that would require companies such as ours to provide health benefits to all employees. Additional governmental mandates such as an increased minimum wage, an increase in paid leaves of absence, extensions of health benefits or increased tax reporting and payment requirements for employees who receive gratuities, could negatively impact our operating results.

**Limitations in our insurance coverage could adversely affect our operations in certain circumstances.** We have comprehensive insurance, including workers' compensation, employee practices liability, general liability, fire and extended coverage and property insurance. However, there are certain types of losses which may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane and flood losses. If such a loss should occur, we would, to the extent that we are not covered for such loss by insurance, suffer a loss of the capital invested in, as well as anticipated profits and/or cash flow from, such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could adversely affect our ability to continue to conduct our business or to develop future restaurants. We cannot assure you that any insurance coverage we maintain will be adequate, that we can continue to obtain and maintain such insurance at all, or that the premium costs will not rise to an extent that they adversely affect our business or our ability to economically obtain or maintain such insurance.

**Risks Related to Future Restaurant Expansion**

**We have significant capital needs and cannot give assurance that financing will be available to us to pursue any future expansion.** We require significant capital for our operations and for any future expansion. We have discontinued expansion due to concerns over the economy and because we currently lack the capital to develop additional restaurants. Because our available sources of liquidity are insufficient to fund our expected capital needs, we would need to raise additional capital through sales of equity securities or debt to fund expansion.

We cannot assure you that we will be able to obtain future financing on favorable terms or at all. If we elect to raise additional capital through the issuance and sale of equity securities, the sales may be at prices below the market price of our common stock, and our shareholders may suffer significant dilution. Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs. Until financing is available to us, to meet current capital commitments and to fund ongoing operations, we have been required to suspend future growth, which could materially adversely affect our business, financial condition, results of operations and cash flows. Further, if debt financing does become available, we may be adversely affected by changes in interest rates. Changes in interest rates could materially impact our operating results.

**Our business could be materially adversely affected if we are unable to expand in a timely and profitable manner.** To continue to grow, we must open new restaurants on a profitable basis. The capital resources required to develop each new restaurant are significant. Although we have no current plans for expansion, any future expansion may be delayed or curtailed:

- if we are unable to obtain acceptable equipment financing of restaurants;
- if future cash flows from operations fail to meet our expectations;

- if costs and capital expenditures for restaurant development exceed anticipated amounts;
- if we incur unanticipated expenditures related to our operations; or
- if we are required to reduce prices to respond to competitive pressures.

We estimate that our cost of opening a new Granite City Food & Brewery restaurant ranges from $1.0 million to $1.3 million, which includes furniture, fixtures and equipment and pre-opening costs. This assumes land and building costs are financed by a developer under a sale-leaseback arrangement. Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant, conditions in the local real estate and employment markets, and leasing arrangements.

Even with adequate financing, we may experience delays in restaurant openings which could materially adversely affect our business, financial condition, results of operations and cash flows. Our ability to expand in the future depends upon a number of factors, some of which are beyond our control, including:

- identification and availability of suitable restaurant sites;
- competition for restaurant sites;
- securing required governmental approvals, licenses and permits;
- the availability of, and our ability to obtain, adequate supplies of ingredients that meet our quality standards; and
- recruitment of qualified operating personnel, particularly general managers and kitchen managers.

In addition, we may enter geographic markets in which we have no prior operating experience. These new markets may have demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns different than those present in our existing markets, which may cause any new restaurants to be less successful than our existing restaurants.

**Unanticipated costs or delays in the development or construction of future restaurants could prevent our timely and cost-effective opening of any future restaurants.** We rely upon contractors for the construction of our restaurants. After construction, we invest heavily in leasehold improvements for completion of our restaurants. Many factors could adversely affect the costs and time associated with development of any future restaurants, including:

- availability of labor;
- shortages of construction materials and skilled labor;
- management of construction and development costs of restaurants;
- adverse weather;
- unforeseen construction problems;
- environmental problems;
- zoning problems;
- federal, state and local government regulations, including licensing requirements;
- modifications in design; and
- other increases in costs.

Any of these factors could give rise to delays or cost overruns which may prevent us from developing future restaurants within anticipated budgets and expected development schedules. Any such failure could have a material adverse effect on our business, financial condition, results of operations and cash flows.

**We may not be able to manage any future expansion.** Even if we are able to recommence expansion, we will face many additional business risks, including the risk that our existing management, information systems and financial controls will be inadequate. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that any future expansion will impose on management and these systems and controls. Any future expansion also will place increased demands on human resources, purchasing and restaurant opening teams. If we fail to continue to improve management, information systems and financial controls, or if we encounter unexpected difficulties during any future expansion, we may be unable to grow and/or maintain current levels of operating performance in our existing restaurants.

**Risks Related to our Securities**

**Fluctuations in our operating results may decrease the price of our securities.** Our operating results may fluctuate significantly because of several factors, including the operating results of our restaurants, changes in food and labor costs, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, nutritional concerns and discretionary spending patterns, competitive factors, the skill and the experience of our restaurant-level management teams, the maturity of each restaurant, adverse weather conditions in our markets, our ability to recommence our expansion plans, and the timing of any future restaurant openings and related expenses. Consequently, our operating results may fall below the expectations of public market analysts and investors for any given reporting period. In that event, the price of our common stock would likely decrease.

**Shareholders may have difficulty selling our common stock.** We cannot assure you of an active public market for our common stock. Selling our common stock may be difficult because of the quantity of shares that may be bought and sold, the possibility that transactions may be delayed, and a low level of security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock.

**Our articles of incorporation, bylaws and Minnesota law may discourage takeovers and business combinations that our shareholders might consider in their best interests.** Anti-takeover provisions of our Articles of Incorporation, as amended, Amended and Restated Bylaws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our board of directors, without further shareholder approval, may issue up to 10,000,000 shares of undesignated preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of our common stock. In addition, our Amended and Restated Bylaws provide for an advance notice procedure for the nomination of candidates to our board of directors that could have the effect of delaying, deterring or preventing a change in control. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporation Act, or MBCA, regarding "control share acquisitions" and "business combinations." We may, in the future, consider adopting additional anti-takeover measures. The authority of our board of directors to issue undesignated preferred stock, our advance notice procedure for nominations, and the anti-takeover provisions of the MBCA, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of our company not approved by our board of directors.

**If we do not maintain our NASDAQ listing, you may have difficulty reselling our shares.** We need to maintain certain financial and corporate governance qualifications to keep our shares listed on the NASDAQ Stock Market. We cannot assure you that we will at all times meet the criteria for continued listing. If we fail to maintain such qualifications, including a minimum bid price of $1.00, our shares may be delisted.

In December 2009, NASDAQ transitioned the listing of our common stock from the NASDAQ Global Market to the NASDAQ Capital Market. We requested this transition to avoid delisting from NASDAQ due to our failure to comply with NASDAQ's $15 million market value of public float requirement for continued listing on the NASDAQ Global Market. We implemented a reverse stock split in January 2010 due to our failure to comply with NASDAQ's $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market. There can be no assurance that our stock price will continue to meet the minimum bid price requirement under NASDAQ's rules.

In addition, we could also be subject to delisting from the NASDAQ Capital Market if we fail to maintain compliance with the other requirements for continued listing on such market. In the event of delisting, trading, if any, would be conducted in the over-the-counter market on the OTC Bulletin Board or in the so-called "pink sheets". In addition, our shares could become subject to the SEC's "penny stock rules." These rules would impose additional requirements on broker-dealers who effect trades in our shares, other than trades with their established customers and accredited investors. Consequently, the delisting of our shares and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our shares, which may adversely affect your ability to resell our shares. If any of these events take place, you may not be able to sell as many shares as you desire, you may experience delays in the execution of your transactions and our shares may trade at a lower market price than they otherwise would.

**A substantial number of shares are eligible for future sale by our current investors and the sale of those shares could adversely affect our stock price.** In February 2010, we registered for resale approximately 1.1 million shares of our common stock, including shares issuable upon the exercise of warrants or the conversion of convertible debt. If these shares, or additional shares that may be eligible for resale into the market, are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could be adversely affected.

## Item 1B. Unresolved Staff Comments.

Not applicable.

## Item 2. Properties.

Our corporate headquarters is located in Minneapolis, Minnesota. We occupy this facility under a lease agreement which expires in November 2011. This office space is rented to us at an annual rate of $72,115 with scheduled increases throughout the term of the lease.

In February 2005, we commenced leasing a 5,400 square foot facility in Ellsworth, Iowa, which we use for our beer production facility. The lease is for a base term of 10 years with options to extend and the base rent is $7,200 per month for the entire life of the lease. We have the option to purchase the facility at any time during the lease term for one dollar plus the unamortized construction costs. Because the construction costs will be fully amortized through payment of rent during the base term, if the option is exercised at or after the end of the initial ten-year period, the option price will be one dollar.

As of March 18, 2010, we operated 26 restaurants. We lease the land and building at all but one of these restaurants. At our Fargo location, we own the building, subject to a loan with a balloon payment due in August 2011, and lease the land. The majority of our existing leases are for initial terms of 10 to

15 years with options to extend. We typically lease our restaurant facilities under "triple net" leases that require us to pay minimum rent, real estate taxes, maintenance costs and insurance premiums and, in some instances, contingent rent based on sales in excess of specified amounts.

The following table sets forth data regarding our restaurant locations as of March 18, 2010:

| Location | Opened | Square Feet |
|---|---|---|
| St. Cloud, Minnesota | Jun-99 | 10,000 |
| Sioux Falls, South Dakota | Dec-00 | 10,600 |
| Fargo, North Dakota | Nov-01 | 9,276 |
| Des Moines, Iowa | Sep-03 | 9,449 |
| Cedar Rapids, Iowa | Nov-03 | 9,449 |
| Davenport, Iowa | Jan-04 | 9,449 |
| Lincoln, Nebraska | May-04 | 9,449 |
| Maple Grove, Minnesota | Jun-04 | 9,449 |
| Wichita, Kansas | Jul-05 | 9,449 |
| Eagan, Minnesota | Sep-05 | 7,600 |
| Kansas City, Missouri | Nov-05 | 9,449 |
| Kansas City, Kansas | Jan-06 | 9,449 |
| Olathe, Kansas | Mar-06 | 9,449 |
| West Wichita, Kansas | Jul-06 | 9,412 |
| St. Louis Park, Minnesota | Sep-06 | 7,250 |
| Omaha, Nebraska | Oct-06 | 9,000 |
| Roseville, Minnesota | Nov-06 | 9,531 |
| Madison, Wisconsin | Dec-06 | 9,000 |
| Rockford, Illinois | Jul-07 | 9,000 |
| East Peoria, Illinois | Oct-07 | 9,000 |
| Orland Park, Illinois | Dec-07 | 9,000 |
| St. Louis, Missouri | Jan-08 | 11,360 |
| Ft. Wayne, Indiana | Jan-08 | 8,550 |
| Toledo, Ohio | Feb-08 | 8,550 |
| South Bend, Indiana | Jul-08 | 8,729 |
| Indianapolis, Indiana | Feb-09 | 8,550 |

In August 2008, we ceased operations at our 9,000 square foot restaurant in Rogers, Arkansas (see Note 4 to our consolidated financial statements). However, we are currently bound by the terms of this lease agreement through December 2018.

For further information on property leases, please refer to "Management's Discussion and Analysis and Results of Operations—Commitments" and Note 10 to our consolidated financial statements.

In the opinion of our management, each of our existing locations is adequately covered by insurance.

### Item 3. Legal Proceedings.

From time to time, lawsuits are threatened or filed against us in the ordinary course of business. Such lawsuits typically involve claims from customers, former or current employees, and others related to issues common to the restaurant industry. A number of such claims may exist at any given time. Although there can be no assurance as to the ultimate disposition of these matters, it is our management's opinion, based upon the information available at this time, that the expected outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the results of operations, liquidity or financial condition of our company.

**Item 4. (Removed and Reserved).**

## PART II

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Effective December 14, 2009, the listing of our common stock (GCFB) moved from the NASDAQ Global Market to the NASDAQ Capital Market which has a lower threshold for minimum market capitalization.

The following table sets forth the approximate high and low sales prices for our common stock for the periods indicated as reported by the NASDAQ Stock Market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

| Period | High | Low |
|---|---|---|
| 2009 | | |
| First Quarter | $ 2.70 | $ 0.84 |
| Second Quarter | $ 4.80 | $ 0.90 |
| Third Quarter | $ 4.20 | $ 1.68 |
| Fourth Quarter | $ 3.36 | $ 1.98 |
| 2008 | | |
| First Quarter | $18.48 | $10.56 |
| Second Quarter | $16.80 | $10.80 |
| Third Quarter | $12.60 | $ 2.43 |
| Fourth Quarter | $ 5.04 | $ 1.50 |

On March 18, 2010, there were 148 holders of record of our company's common stock.

We have not historically paid any cash dividends on our common stock. We intend to retain any earnings for use in the operation of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determinations as to the declaration or payment of dividends will depend upon our financial condition, results of operations and such other factors as our board of directors deems relevant. Further, our existing loan agreements limit our ability to pay dividends in the event of default thereunder.

We have not historically repurchased any shares of our common stock.

See "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in Item 12 for information regarding securities authorized for issuance under our equity compensation plans.

### Sale of Unregistered Securities during the Fourth Quarter of 2009

Previously reported.

### Performance Graph

This requirement is inapplicable to our company.

## Item 6. Selected Financial Data.

Item 6 is inapplicable to our company.

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

*Forward-Looking Statement Disclaimer*

*This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to future economic conditions in general and statements about our future:*

- *Strategy and business;*
- *Development plans and growth;*
- *Sales, earnings, income, expenses, operating results, profit margins, capital resource needs and competition; and*
- *Ability to obtain and protect intellectual property and proprietary rights.*

*All of these forward-looking statements are based on information available to us on the date of filing this Annual Report. Our actual results could differ materially. The forward-looking statements contained in this Annual Report, and other written and oral forward-looking statements made by us from time to time, are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in Item 1A of this report under the caption "Risk Factors."*

**Overview**

We are a Modern American upscale casual restaurant chain. As of March 18, 2010, we operated 26 restaurants in 11 Midwestern states featuring on-premises breweries, substantially all of which operate under the name of Granite City Food & Brewery®. We believe our menu features high quality yet affordable family favorite menu items prepared from made-from-scratch recipes and served in generous portions. We believe that the sophisticated yet unpretentious restaurants, proprietary food and beverage products, attractive price points and high service standards combine for a great dining experience.

Our industry can be significantly affected by changes in economic conditions, discretionary spending patterns, consumer tastes, and cost fluctuations. Beginning in 2007, consumers have been under increased economic pressures and as a result, many have changed their discretionary spending patterns. Many consumers are dining out less frequently than in the past and/or have decreased the amount they spend on meals while dining out. To offset the negative impact of decreased sales, we have undertaken a series of initiatives to renegotiate the pricing of various aspects of our business, effectively reducing our cost of food, insurance, payroll processing, shipping, supplies and most recently, our property and equipment rent. We have also begun implementing marketing initiatives designed to increase brand awareness and help drive guest traffic.

We believe that our operating results will fluctuate significantly because of several factors, including the operating results of our restaurants, changes in food and labor costs, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, nutritional concerns and discretionary spending patterns, competitive factors, the skill and the experience of our restaurant-level management teams, the maturity of each restaurant, adverse weather conditions in our markets, our ability to recommence our expansion plans, and the timing of any future restaurant openings and related expenses.

We use a 52/53-week fiscal year ending on the last Tuesday of December to account for our operations. All references to "2009" and "2008" within the following discussion represent the fiscal years ended December 29, 2009 and December 30, 2008, respectively. Fiscal year 2009 consisted of 52 weeks while fiscal year 2008 consisted of 53 weeks. Our fiscal year ended December 29, 2009 included 1,346 restaurant weeks, which is the sum of the actual number of weeks each restaurant operated. Our fiscal year ended December 30, 2008 included 1,313 restaurant weeks. Weeks of operations at each of our restaurants for fiscal years 2009 and 2008 are shown in the following chart:

| Location | Fiscal Year 2009 Weeks of Operation | Fiscal Year 2008 Weeks of Operation |
|---|---|---|
| St. Cloud, Minnesota | 52 | 53 |
| Sioux Falls, South Dakota | 52 | 53 |
| Fargo, North Dakota | 52 | 53 |
| Des Moines, Iowa | 52 | 53 |
| Cedar Rapids, Iowa | 52 | 53 |
| Davenport, Iowa | 52 | 53 |
| Lincoln, Nebraska | 52 | 53 |
| Maple Grove, Minnesota | 52 | 53 |
| Wichita, Kansas | 52 | 53 |
| Eagan, Minnesota | 52 | 53 |
| Kansas City, Missouri | 52 | 53 |
| Kansas City, Kansas | 52 | 53 |
| Olathe, Kansas | 52 | 53 |
| West Wichita, Kansas | 52 | 53 |
| St. Louis Park, Minnesota | 52 | 53 |
| Omaha, Nebraska | 52 | 53 |
| Roseville, Minnesota | 52 | 53 |
| Madison, Wisconsin | 52 | 53 |
| Rockford, Illinois | 52 | 53 |
| Rogers, Arkansas | — | 34 |
| East Peoria, Illinois | 52 | 53 |
| Orland Park, Illinois | 52 | 53 |
| St. Louis, Missouri | 52 | 50 |
| Ft. Wayne, Indiana | 52 | 48 |
| Toledo, Ohio | 52 | 46 |
| South Bend, Indiana | 52 | 22 |
| Indianapolis, Indiana | 46 | — |
| Total Restaurant Weeks | 1,346 | 1,313 |

We provide the statistical measure of restaurant weeks to enhance the comparison of revenue from period to period as changes occur in the number of restaurants we are operating.

Our restaurant revenue is comprised almost entirely of the sales of food and beverages. The sale of retail items typically represents less than one percent of total revenue. Product costs include the costs of food, beverages and retail items. Labor costs include direct hourly and management wages, taxes and benefits for restaurant employees. Direct and occupancy costs include restaurant supplies, marketing costs, rent, utilities, real estate taxes, repairs and maintenance and other related costs. Pre-opening costs consist of direct costs related to hiring and training the initial restaurant workforce, the salaries and related costs of our dedicated new store opening team, rent expense incurred during the construction period and other direct costs associated with opening new restaurants. General and administrative expenses are comprised of expenses associated with all corporate and administrative functions that support existing operations, which include management and staff salaries, employee benefits, travel, information systems, training, market research, professional fees, supplies and corporate rent. Depreciation and amortization includes depreciation on capital expenditures at the restaurant and corporate levels and amortization of intangibles that do not have indefinite lives. Interest expense represents the cost of interest expense on debt and capital leases net of interest income on invested assets.

**Results of Operations as a Percentage of Sales**

The table below sets forth results of our operations on a percent of sales basis for fiscal years 2009 and 2008.

| | Fiscal Year Ended | |
|---|---|---|
| | December 29, 2009 | December 30, 2008 |
| Restaurant revenues | 100.0% | 100.0% |
| Cost of sales: | | |
| Food, beverage and retail | 27.4 | 30.2 |
| Labor | 35.0 | 36.8 |
| Direct restaurant operating | 15.0 | 14.8 |
| Occupancy | 8.1 | 6.4 |
| Total cost of sales | 85.6 | 88.2 |
| Pre-opening | 0.2 | 1.7 |
| General and administrative | 8.8 | 11.3 |
| Depreciation and amortization | 7.9 | 6.8 |
| Exit or disposal activities | 2.1 | 1.3 |
| Other | 0.2 | 0.2 |
| Operating loss | (4.9) | (9.5) |
| Interest: | | |
| Income | 0.0 | 0.0 |
| Expense | (6.3) | (6.9) |
| Net interest expense | (6.3) | (6.9) |
| Net loss | (11.2)% | (16.4)% |

Certain percentage amounts do not sum due to rounding.

**Critical Accounting Policies**

This discussion and analysis is based upon our consolidated financial statements, which were prepared in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe our estimates and assumptions are reasonable; however, actual results and the timing of the recognition of such amounts could differ from those estimates. We have identified the following critical accounting policies and estimates utilized by management in the preparation of our financial statements:

*Property and Equipment*

The cost of property and equipment is depreciated over the estimated useful lives of the related assets ranging from three to 20 years. The cost of leasehold improvements is depreciated over the initial term of the related lease, which is generally 10 to 20 years. Depreciation is computed on the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Amortization of assets acquired under capital lease is included in depreciation expense. We review property and equipment, including leasehold improvements, for impairment when events or circumstances indicate these assets might be impaired pursuant the Financial Accounting Standards Board's ("FASB") accounting guidance on accounting for the impairment or disposal of long-lived assets. We base this assessment upon the carrying value versus the fair market value of the asset and whether or not that difference is recoverable. Such assessment is performed on a restaurant-by-restaurant basis and includes other relevant facts and circumstances including the physical condition of the asset.

Our accounting policies regarding property and equipment include certain management judgments regarding the estimated useful lives of such assets and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of depreciation and amortization expense than would be reported if different assumptions were used.

We continually reassess our assumptions and judgments and make adjustments when significant facts and circumstances dictate. Historically, actual results have not been materially different than the estimates we have made.

*Leasing Activities*

We have entered into various leases for our buildings, equipment and for ground leases. At the inception of a lease, we evaluate it to determine whether the lease will be accounted for as an operating or capital lease pursuant to the FASB guidance on accounting for leases.

Our lease term used for straight-line rent expense is calculated from the date we take possession of the leased premises through the termination date. There is potential for variability in our "rent holiday" period which begins on the date the lease agreement is signed and ends on the date the restaurant opens, during which no cash rent payments are typically due. Factors that may affect the length of the rent holiday period generally relate to construction related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater pre-opening rent expense recognized during the rent holiday period.

Certain leases contain provisions that require additional rent payments based upon restaurants sales volume ("contingent rentals"). Contingent rentals are accrued each period as the liabilities are incurred.

Management makes judgments regarding the probable term for each restaurant property lease which can impact the classification and account for a lease as capital or operating. These judgments may produce materially different amounts of depreciation, rent expense and interest expense than would be reported if different assumptions were made.

*Stock-Based Compensation*

We have granted stock options to certain employees and non-employee directors. We account for stock-based compensation in accordance the FASB fair value recognition guidance. Stock-based compensation is measured at the grant date based on the value of the award and is recognized as an expense over the vesting period. Under the Black-Scholes option-pricing model, we determine the fair value of stock-based compensation at the grant date. This requires judgment, including but not limited to judgment concerning the expected volatility and forfeiture of our stock. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

*Revenue Recognition*

Revenue is derived from the sale of prepared food and beverage and select retail items and is recognized at the time of sale. Revenue derived from gift card sales is recognized at the time the gift card is redeemed. Until the redemption of gift cards occurs, the outstanding balances on such cards are included in accrued expenses in the accompanying consolidated balance sheets. We recognize gift card breakage amounts based upon historical redemption patterns, which represent the balance of gift cards for which we believe the likelihood of redemption by the customer is remote. Such amounts are included as a reduction to our general and administrative expense. We arrive at this amount using certain management judgments and estimates. Such judgments and estimates may produce different amounts of breakage than would be reported if different assumptions were used.

*Estimated Liability for Closing Restaurants*

We continually evaluate the performance of each of our restaurants. If a restaurant consistently performs poorly, we consider many factors including the demographics of the location and the likelihood of being able to improve the performance of the restaurant. If we determine that the restaurant will not, within a reasonable period of time, perform to our expectations, we may close the restaurant.

In the event we close a restaurant, we record the liability to cover future lease termination costs using the fair value of these liabilities as estimated in accordance with the FASB guidance on accounting for costs associated with exit or disposal activities. This estimate is generally based on the term of the lease and the lease termination fee we expect to pay. The amount of the estimated liability established is generally the present value of these estimated net future payments upon exiting the property.

A significant assumption we use in determining the amount of the estimated liability for closing a restaurant is the amount of the estimated liability for future lease payments on vacant restaurants, determined based on the likelihood of successfully negotiating an early termination of the lease agreement with our landlord or subleasing the property. If it takes longer than anticipated to terminate or sublease the lease, we may need to record additional estimated liability. If the lease on the vacant restaurant is not terminated or subleased on the terms we used to estimate the liability, we may be required to record losses in future periods. Conversely, if the lease on the vacant restaurant is terminated or subleased on more favorable terms than we used to estimate the liability, we would reverse all or some portion of the previously established estimated liability, resulting in an increase in operating income.

*Results of Operations for the Fiscal Years Ended December 29, 2009 and December 30, 2008*

**Revenue**

We generated $85,849,048 and $96,294,344 of revenue during fiscal years 2009 and 2008, respectively. We believe the decrease in revenue of 10.8% for 2009 compared to 2008 was caused primarily by the macroeconomic factors affecting the restaurant industry in general. Guest traffic at comparable restaurants, which included restaurants in operation over 18 months, decreased approximately 7.2%. Throughout 2009 and particularly in the last half of the year, we began heavy discounting and a marketing program to drive guest traffic back into the restaurants. Although the discounting further reduced our average check and lowered revenues, our guest traffic has improved in late 2009 and early 2010. Comparable restaurant revenue, which included restaurants in operation over 18 months, decreased 13.2% from 2008 to 2009, primarily due to the additional fiscal week in 2008 for each of our comparable restaurants as well as the decrease in guest traffic. The average weekly revenue per restaurant at our comparable restaurants decreased 11.6% or $8,607 from $73,959 in 2008 to $65,352 in 2009.

We expect that restaurant revenue will vary from quarter to quarter. We anticipate continued seasonal fluctuations in restaurant revenue due in part to increased outdoor seating and generally favorable weather conditions at many of our locations during the summer months. Due to the honeymoon effect that periodically occurs with the opening of a restaurant, we expect the timing of any future restaurant openings to cause fluctuations in restaurant revenue. Additionally, other factors outside of our control, such as inclement weather, timing of holidays, consumer confidence in the economy and changes in consumer preferences may affect our future revenue. We believe that the decreased consumer confidence that has negatively impacted the restaurant industry as a whole beginning in 2007, continues. Throughout the industry, same-store-sales and guest traffic counts were lower in 2009 than in 2008.

**Restaurant Costs**

***Food and beverage***

Our food and beverage costs, as a percentage of revenue, decreased 2.8% to 27.4% in 2009 from 30.2% in 2008. Pricing negotiations with our suppliers, a menu price increase of approximately 4.0% in March 2008 and improved oversight of inventory and kitchen management contributed to this decrease.

Due to the number of restaurants we now operate throughout the Midwest, we are able to contract for many of the food commodities we use in our restaurants for periods up to one year. Based on several new contracts entered into in the later part of 2008, we were able to reduce our food and beverage costs as a percentage of revenue throughout 2009 by reducing our exposure to commodity price increases. We do, however, expect that our food and beverage costs will continue to vary going forward due to numerous variables, including seasonal changes in food and beverage costs for which we do not have contracted pricing, fluctuation within commodity-priced goods and guest preferences. We periodically create new menu offerings and introduce new craft brewed beers based upon guest preferences. Although such menu modifications may temporarily result in increased food and beverage cost, we believe we are able to offset such increases with our weekly specials which provide variety and value to our guests. Our varieties of craft brewed beer, which we believe we can produce at lower cost than beers we purchase for resale, also enable us to keep our food and beverage costs low while fulfilling guest requests and building customer loyalty. We expect food and beverage costs at our newer restaurants to be higher initially due to inefficiencies that are part of the start-up process of a new restaurant. Additionally, with any future expansion, we believe our brewing process will allow us to keep our high quality beer products intact while leveraging our fixed production costs, thereby enhancing overall profitability.

***Labor***

Labor expense consists of restaurant management salaries, hourly staff payroll costs, other payroll-related items including management bonuses, and non-cash stock-based compensation expense. Our experience to date has been that staff labor costs associated with a newly opened restaurant, for approximately its first four to six months of operation, are greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenue.

Our labor costs, as a percentage of revenue, decreased 1.8% to 35.0% in 2009 from 36.8% in 2008. As our new restaurants began to stabilize and we trained new managers on a number of operational metrics and initiatives focused on manager accountability and internal development of restaurant-level staff, we were able to reduce labor costs as a percentage of revenue.

We expect that labor costs will vary as minimum wage laws, local labor laws and practices, and unemployment rates vary from state to state, as will hiring and training expenses. We believe that retaining good employees and more experienced staff ensures high quality guest service and may reduce hiring and training costs.

*Direct restaurant operating*

Operating supplies, repairs and maintenance, utilities, promotions and restaurant-level administrative expense represent the majority of our direct restaurant operating expense, a substantial portion of which is fixed or indirectly variable. Our direct restaurant operating expense as a percentage of revenue increased 0.2% to 15.0% in 2009 from 14.8% in 2008. We began to use outside media advertising more aggressively in 2009, which was the primary reason for the increase in direct operating costs. While such increase as a percentage of revenue was due in part to a smaller revenue base, increases in advertising, linen, laundry and janitorial services, were offset, in part, by the decrease in printing cost and utilities, as well as the reduced cost of certain supplies including paper, plastic and uniforms.

We continue to seek ways to reduce our direct operating costs going forward including additional pricing negotiations and the elimination of waste. While we started seeing the effects of previously renegotiated operating items in late 2008 and benefited more fully from the cost reductions throughout 2009, the cost reductions were more than offset by the 2009 decrease in revenue.

*Occupancy*

Our occupancy costs, which include both fixed and variable portions of rent, common area maintenance charges, property insurance and property taxes, increased 1.7% as a percentage of revenue to 8.1% in 2009 from 6.4% in 2008, due in part to a smaller revenue base. Our occupancy cost changed significantly in the fourth quarter of 2009 as a result of the lease amendments entered into in October 2009 as part of the Transaction. As a result of those amendments, we converted nine of the leases at restaurants we operate from capital to operating leases. As such, expense related to those leases is included in rent expense instead of interest expense. Also included in our rent expense is the difference between our current rent payments and straight-line rent expense over the initial lease term. This non-cash rent expense of $786,767 and $260,080 is included in occupancy costs in 2009 and 2008, respectively. The $526,687 increase in non-cash rent expense was due primarily to the rent reductions provided by Donald A. Dunham, Jr., the affiliated Dunham entities (collectively, with Mr. Dunham, "the Dunham Landlords") and certain of our other landlords.

**Pre-opening**

Pre-opening costs, which are expensed as incurred, consist of expenses related to hiring and training the initial restaurant workforce, wages and expenses of a new restaurant opening team during periods of expansion, rental costs incurred during the construction period and certain other direct costs associated with opening new restaurants. Pre-opening costs, excluding construction-period rent, are primarily incurred in the month of, and two months prior to, restaurant opening.

Pre-opening costs decreased $1,452,642 to $211,252 in 2009 from $1,663,894 in 2008. Included in such expense in 2009 were expenses related to the opening of our restaurant in Indianapolis, Indiana. Pre-opening expenses incurred in 2008 were related primarily to the restaurants we opened in St. Louis, Missouri; Ft. Wayne and South Bend, Indiana; and Toledo, Ohio.

**General and administrative**

General and administrative expense includes all salaries and benefits, including non-cash stock-based compensation, associated with our corporate staff that is responsible for overall restaurant quality, any future expansion into new locations, financial controls and reporting, restaurant management recruiting, management training, excess capacity costs related to our beer production facility, and salaries and expenses of our new restaurant opening team when it was not dedicated to a particular restaurant opening. Other general and administrative expense includes advertising, professional fees, investor relations, office administration, centralized accounting system costs and travel by our corporate management.

General and administrative expense decreased $3,304,559 to $7,575,730 in 2009 from $10,880,289 in 2008. As a percentage of revenue, general and administrative expenses decreased 2.5% in 2009 over 2008. The primary sources of such decreases were expenses related to recruiting, relocation, training and consulting costs, compensation and travel expense. Such decreases were offset in part by increased marketing and investor relations expense. Non-cash stock-based compensation included in general and administrative expense was $152,464 and $461,901 in 2009 and 2008, respectively.

We continue to seek ways to reduce our general and administrative expenses through additional pricing negotiations with our vendors. While we have started seeing the effects of previously renegotiated general and administrative costs, we will closely monitor and attempt to further reduce these expenses while seeking to preserve an infrastructure that remains suitable for our current operations. Although we may need to recruit additional personnel to provide continued oversight of operations, we expect our turnover ratios to return to levels more consistent with the industry, allowing us to reduce our costs. To the extent our turnover increases above our expectations, additional costs above our budgeted figures could be incurred in our recruiting and training expenses. We believe our general and administrative expense and our general and administrative expense as a percentage of revenue will decrease in 2010 compared to 2009.

**Depreciation and amortization**

Depreciation and amortization expense increased $236,537 to $6,805,073 in 2009 from $6,568,536 in 2008, due principally to the additional depreciation related to new restaurants. As a percentage of revenue, depreciation expense increased 1.1% to 7.9% in 2009 from 6.8% in 2008, due in part to a smaller revenue base.

**Exit or disposal activities**

In August 2008, we closed our Rogers, Arkansas restaurant. Since opening in October 2007, the restaurant failed to generate positive cash flow and had approximately $1.4 million of net loss. We believe the closure of this restaurant has allowed management to focus capital and personnel resources on our other restaurants in order to increase future operating efficiencies and cash flow. We are working to find a replacement tenant for the location, for which we are bound by a lease. Such lease expires in December 2018, pursuant to an amendment entered into in October 2009. Costs incurred in 2009 and 2008 in connection with this closure include costs to maintain the facility of approximately $495,714 and $231,498, respectively. We will incur ongoing costs such as utilities, landscape and maintenance and general liability insurance until we are able to find a replacement tenant. We recorded a non-cash lease termination liability of $852,146 based on management's estimate of the fair value of these obligations. This required management to estimate the present value of the future minimum lease obligations offset by the estimated sublease rentals that could be reasonably obtained for the property. In October 2009, we entered into an amendment to the lease for this location. In conjunction with such amendment, we recorded an additional $910,542 non-cash lease termination liability to reflect the changes in the lease terms. Amortization of this sublease liability was $52,373 in fiscal year 2009. All costs related to the closing of the Rogers restaurant, including lease payments, are reflected in our statements of operations as "exit or disposal activities". As December 29, 2009, our annual lease payments for the Rogers site were $405,000 and our ongoing costs to maintain the property were approximately $7,500 per month. As of December 29, 2009, our future undiscounted cash payments under the terms of this lease were approximately $4.0 million.

As part of the Master Agreement we entered into with the Dunham Entities in February 2009, we agreed to reimburse DCM for any out-of-pocket expenses incurred, reduced by net proceeds from the sale of the real estate or lease income associated with the Rogers, Arkansas site and the site at Troy, Michigan upon which we decided not build a restaurant. We have concluded that as of December 29, 2009, it is probable we will need to reimburse DCM approximately $438,000 of such costs related to the Troy, Michigan site and have included such costs in "exit or disposal activities" on our statement of operations for fiscal year 2009. As of December 29, 2009, the carrying cost of the land approximated $16,000 per month. Reimbursement of costs related to these sites, including the carrying cost of the related land, will be amortized and payable to DCM over a 60-month period commencing January 2011, at a 6% annual interest rate. The actual amount due DCM could fluctuate due to changes in the economy.

**Interest**

Net interest expense consists of interest expense on capital leases and long-term debt, net of interest earned from cash on hand. Interest expense decreased $1,250,880 to $5,397,607 in 2009 from $6,648,487 in 2008 due to capital lease reductions from our landlords and equipment financers. Additionally, in October 2009, leases at nine of the restaurants we operate were converted from capital to operating leases. Beginning in the fourth quarter of 2009, expense related to such leases that was previously recorded as interest expense, was recorded as occupancy costs. Interest income decreased $26,509 in 2009 over 2008 due to the reduction of cash on hand.

**Liquidity and Capital Resources**

As of December 29, 2009, we had $1,743,599 of cash and a working capital deficit of $8,529,947, compared to $2,652,411 of cash and a $7,809,664 working capital deficit at December 30, 2008.

During the year ended December 29, 2009, we obtained $1,599,439 net cash from operating activities and obtained proceeds of $1,800,000 pursuant to capital lease and debt agreements. We used $947,374 of net cash to purchase equipment and other assets primarily related to our new restaurant and our beer production facility, made payments aggregating $1,935,000 on our debt and capital lease obligations and used $1,425,877 cash for costs related to the issuance of common stock to DHW in the Transaction.

During the year ended December 30, 2008, we obtained proceeds of $9,000,000 pursuant to capital lease agreements and made payments aggregating $2,039,003 on our debt and capital lease obligations. We received net cash of $34,046 from issuance of our common stock upon the exercise of stock options. We used $7,550,259 of net cash in operating activities and $3,869,208 of net cash to purchase equipment and other assets primarily related to our new restaurants and our beer production facility.

*Reverse Stock Split:*

In December 2009, our board of directors approved a one-for-six-share-combination of our common stock which became effective January 13, 2010. As a result of this reverse stock split, every six shares of our common stock that were issued and outstanding as of January 13, 2010, were automatically combined into one issued and outstanding share without any change in the par value of such shares, and the number of authorized but unissued shares of our common stock were proportionally reduced. A proportionate adjustment was also made to our outstanding stock options and warrants. No fractional shares were issued in connection with this reverse stock split. Shareholders who were entitled to fractional shares received cash in lieu of receiving fractional shares. All references within this document to loss per share reflect this reverse stock split. Additionally, the number of common shares, stock options and warrants, and the price per common share, stock option and warrant, reflect this reverse stock split.

*Debt Conversion Transaction:*

In October 2009, we completed the Transaction with DHW, our primary source of financing for furniture, fixtures and equipment, as contemplated under the Debt Conversion Agreement between our company and DHW dated September 21, 2009. In the Transaction, approximately $15 million of our indebtedness to DHW was converted into 4,666,666 shares of our company's common stock at a conversion price of approximately $3.24 per share. We obtained a waiver under the financial viability exception from NASDAQ to its shareholder approval requirements, so the Transaction was not subject to approval by our shareholders. The Transaction was approved, however, by a special committee of our company's independent directors, by our board of directors, and by our audit committee under our company's related person transaction policy. As a result, DHW and affiliated parties came to beneficially own an aggregate of 64.8% of our company's common stock, which constituted a change in control of our company. Because of this change in control, our use of federal net operating loss carryforwards to offset future taxable income will be limited. We recorded approximately $1.7 million of issuance costs related to the Transaction.

During the first year following closing, if the average bid price of our common stock for any period of 20 consecutive trading days equals or exceeds $4.28, we will have the right, exercisable on a one-time basis, to repurchase for $.006 per share an amount of the shares issued to DHW in the Transaction as would enable DHW to retain such issued shares having a market value of $20.0 million following such repurchase. The right may be triggered multiple times during the year, but may only be exercised once. If we were to exercise this right, such exercise would be considered an equity transaction reported as a reduction of shareholders' equity.

In connection with the closing of the Transaction, the parties entered into a number of ancillary agreements. Amendment No. 1 to the Master Agreement, between the Dunham Entities and our company amends the Master Agreement entered into in February 2009 by such parties. Under the amendment, the parties agreed to provide the agreed-upon rent reductions in 2009 and agreed to use reasonable commercial efforts to seek rent reductions on real estate leases of up to $1.7 million in 2010 on leases for properties controlled by the Dunham Landlords and properties not controlled by the Dunham Landlords, compared to $1.5 million under the original Master Agreement.

In connection with the Transaction, a Master Amendment to Leases was entered into by and among our company and the Dunham Landlords. Under the Master Amendment to Leases, the Dunham Landlords agreed to a limited deferral of 30% of the rent due under lease agreements between our company and the Dunham Landlords. In addition, for all rent payments due on or after June 1, 2009 under restaurant leases with the Dunham Landlords, rent has been deferred for one month. The deferred rents must be repaid upon the first to occur of (a) our completing a debt or equity financing in the amount of $2.0 million or (b) upon the first anniversary of closing. The monthly accrued and deferred rent is approximately $73,000 per month. In addition, the Dunham Landlords waived any defaults or events of default existing under the leases as of the closing date.

In connection with the Transaction, our company and three of our executive officers, Steven J. Wagenheim, James G. Gilbertson and Darius H. Gilanfar, entered into amendments to their existing employment agreements which provide that each will have employment for a term of one year following the closing of the Transaction, and will be entitled to severance benefits that include one year of base compensation if employment is terminated without cause, in addition to the balance of the one-year term, if terminated prior to the end of such term. The employment agreements are automatically extended for one-year terms unless either our company or the executive gives at least 60 days' notice to the other of an intent not to extend. In addition, Mr. Wagenheim's employment agreement was amended to reduce his severance benefit from 18 months to 12 months.

In connection with the Transaction we also entered into an amendment to the bridge loan agreement with Harmony which deferred the October 1, 2009 interest payment, modified the minimum net consolidated revenue covenant for the quarters ending September 29, 2009 and December 29, 2009, and waived any participation rights in the Transaction.

We also entered into a Registration Rights Agreement with DHW under which we granted DHW certain registration rights with respect to the shares that DHW received in the Transaction. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement with the SEC covering 777,777 of DHW's shares within 90 days of the closing date, and agreed, upon request by DHW and if DHW has sold the shares previously registered, to file registration statements covering 777,777 additional shares each six months thereafter. Under the Registration Rights Agreement, we are not obligated to file (a) more than six registration statements; (b) registration statements more frequently than every six months; or (c) any registration statement more than three years after the closing date. The first of such resale registration statements became effective in February 2010.

*Harmony Bridge Loan:*

In March 2009, we entered into a bridge loan agreement with Harmony to provide $1.0 million of partially convertible debt financing. The chairman of our board of directors, Eugene E. McGowan, is a member of, and has a beneficial interest in, Harmony. The transaction was approved by our audit committee as a transaction with a related person. The bridge loan was funded to the extent of $800,000 on March 30, 2009, with the balance of the bridge loan originally to be funded by April 30, 2009. The closing date on the remainder of the amount committed was extended by reason of successive amendments through December 16, 2009. An amendment dated December 16, 2009, provided, among other things, that the amount to be loaned under the bridge loan agreement would be decreased to $800,000 from $1.0 million. The bridge loan is evidenced by notes bearing interest at 9.0% per annum, payable pursuant to the amendment as follows:

(a) The principal amount outstanding under the loans shall be payable as follows: (i) six installments of $9,000 each shall be payable on January 1, 2010, and on the first day of each month thereafter including June 1, 2010; (ii) the remaining principal amount outstanding shall be payable in 12 equal monthly installments commencing on January 1, 2011 and on the first day of each month thereafter, with the final installment of any unpaid principal due on December 1, 2011.

(b) Interest accrued shall be treated as follows: (i) accrued and unpaid interest shall be added to the principal amount outstanding under the loans on July 1, 2009, October 1, 2009 and January 1, 2010; (ii) accrued interest shall be payable quarterly in arrears on April 1, 2010, July 1, 2010, October 1, 2010 and January 1, 2011; and (iii) accrued interest shall be payable monthly in arrears commencing on February 1, 2011 and on the first day of each month thereafter; with a final payment of any accrued and unpaid interest due on December 1, 2011 with the final payment of principal.

The notes are secured by a mortgage against the lease, and security agreements against personal property and intangibles, relating to the our Sioux Falls, South Dakota restaurant, including a grant of the rights to use patents, trademarks and other intangibles associated with that restaurant. The notes may be prepaid upon 30 days prior notice without premium or penalty. The notes must also be paid if we receive $4.0 million or more of proceeds from the sale of equity securities or securities convertible into equity securities. The notes must also be repaid in the event we default under the terms and conditions of the bridge loan, including the financial covenants set forth therein. Such covenants include maintaining minimum operating income before interest, taxes, depreciation and amortization from the Sioux Falls, South Dakota restaurant operations, and minimum consolidated revenue of our company, as provided in the bridge loan agreement. Up to 20% of each bridge note may be converted into common stock at a conversion price equal to $3.00 per share.

In addition, we issued to Harmony warrants for the purchase of an aggregate of 53,332 shares of common stock exercisable six months after date of issuance at a price of $1.52 per share, or 110% of the closing price of our stock on March 30, 2009. The notes and the warrants provide customary anti-dilution rights to the holders, including weighted average anti-dilution provisions for sales at less than the exercise or conversion prices thereof. We have also agreed that if we propose to issue new securities in excess of 1.0% of our outstanding shares prior to May 1, 2010, subject to the exceptions noted below, we will give the investors the right to purchase up to that portion of the new securities which equals the proportion of the number of securities purchasable upon conversion of notes and exercise of the warrants relative to our outstanding stock as of March 30, 2009. The participation right is not applicable to certain categories of issuances, such as shares issuable pursuant to public offerings, mergers and acquisitions, and options, warrants and other rights to purchase securities. We have also granted the investors certain rights to require us to file a registration statement with the SEC covering the common stock acquired by them upon conversion of the notes or exercise of the warrants, or include such shares in certain company registrations, at our expense.

*Rent Reduction Agreements:*

In February 2009, we entered into a Master Agreement with the Dunham Entities to provide rent or other cash flow reductions to us in the amount of $2.5 million for the calendar year 2009 and $1.5 million for calendar year 2010. The Master Agreement provided that the DCM would amend and restate applicable leases and subleases to reflect negotiated rent reductions. As a part of the Master Agreement, DCM agreed to amend its leases with us that were treated as capital leases for accounting purposes by reducing their terms to periods which would thereafter qualify the leases to be treated as operating leases in accordance with generally accepted accounting principles. As part of the Transaction entered into in October 2009, the Dunham Entities agreed to use reasonable commercial efforts to seek rent reductions on real estate leases of up to $1.7 million in 2010 (rather than the above-referenced $1.5 million) and the Dunham Landlords amended their building leases. The amended terms were effective January 1, 2009, and in most cases the expiration date of the lease is December 31, 2018. We have determined that ten of the amended leases (including Rogers, Arkansas) qualify as operating leases and seven will remain capital leases. As a result of these amendments, we removed approximately $20 million of assets and $22 million of liabilities from our balance sheet. The resulting gain will be recognized over the life of the amended leases. In consideration of the agreements of DCM provided in the Master Agreement, we issued to the Dunham Entities a warrant to purchase 166,666 shares of our common stock at an exercise price of $1.58 per share, representing 110% of the closing price of our common stock on the trading date prior to the date of signing the Master Agreement. The value of these warrants of $136,495 is being amortized over a ten-year period, which is the term of the majority of the underlying lease agreements.

Subsequently, we entered into agreements with certain of our other landlords for rent reductions. Such rent reductions are deemed to be part of the above-referenced $4.2 million in aggregate rent reductions sought for 2009 and 2010. In consideration of such rent reductions, we have issued five-year warrants to purchase our common stock to such landlords. At the time of issuance, the aggregate number of shares underlying such warrants was 34,362 and the weighted average exercise price was $1.68 per share. The value of these warrants of $29,792 is being amortized over the underlying lease terms.

We believe the Transaction has improved our balance sheet by reducing aggregate indebtedness and better positioning our company to operate our business. Our ability to fund our operations in future periods will depend upon our future operating performance, and more broadly, achieving budgeted revenue and operating margins, and on the availability of equity and debt financing, all of which will be affected by prevailing economic conditions in the retail and casual dining industries and other factors, which may be beyond our control. The amount of any such required funding would depend upon our ability to generate working capital. If our future operating performance is below expectations and management determines we need to raise capital, there can be no assurance that we will obtain financing on favorable terms or at all. If we raise additional capital through the issuance and sale of equity securities, the securities may be issued at prices below the market price of our stock, and our shareholders may suffer significant dilution. Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs. If cash flow from operations are insufficient to fund expected capital needs, or if our needs are greater than anticipated and we are unable to obtain additional capital, our business and results of operations will be materially and adversely affected.

**Commitments**

*Capital Leases:*

Property leases

As of December 29, 2009, we operated 15 restaurants under capital lease agreements, of which one expires in 2019, one in 2020, one in 2021, two in 2022, two in 2023, three in 2024, two in 2026 and three in 2027, all with renewable options for additional periods. Thirteen of these lease agreements originated with the Dunham Landlords. Under certain of the leases, we may be required to pay additional contingent rent based upon restaurant sales. At the inception and the amendment date of each of these leases, we evaluated the fair value of the land and building separately pursuant to the FASB guidance on accounting for leases. The land portion of these leases is classified as an operating lease while the building portion of these leases is classified as a capital lease because its present value was greater than 90% of the estimated fair value at the beginning or amendment date of the lease and/or the lease term represents 75% or more of the expected life of the property.

In December 2004, we entered into a land and building lease agreement for our beer production facility. This ten-year lease, which commenced February 1, 2005, allows us to purchase the facility at any time for $1.00 plus the unamortized construction costs. Because the construction costs will be fully amortized through payment of rent during the base term, if the option is exercised at or after the end of the initial ten-year period, the option price will be $1.00. As such, the lease is classified as a capital lease.

In May 2008, we entered into a 20-year net lease agreement relating to the restaurant we planned to open in Troy, Michigan. However, in February 2009, we decided not to build on that site, and as part of an agreement with the Dunham Entities, we will reimburse DCM for any out-of-pocket expenses incurred less net proceeds from the sale of the real estate or lease income associated with the site.

Equipment leases

We entered into a lease agreement in 2001 for the equipment and leasehold improvements at our St. Cloud, Minnesota and Sioux Falls, South Dakota restaurants and for equipment at our beer production facility. Such lease was paid in full in 2008. The annual interest rate on this lease, which was personally guaranteed by Steven J. Wagenheim, our president, chief executive officer and one of our directors, and a former director of ours, was approximately 6.8%.

In August 2006, we entered into a master lease agreement with Carlton Financial Corporation ("Carlton") pursuant to which we could "finance lease" up to $3.0 million of equipment purchases for three restaurant locations. Subsequently, we entered into three lease schedules and amendments to this master lease, pursuant to which we began leasing equipment for an initial lease term ranging from 36 to 39 months. The value of the equipment financed at each of the three locations ranges from approximately $0.8 million to $1.1 million and the annual interest rate on each ranges from 12.9% to 19.6% annually. In February 2009 and again in August 2009, we entered into amendments to the three lease schedules of our master lease agreement with Carlton consolidating the three schedules into one, reducing the monthly payments and extending the terms of the lease schedules by approximately two years. Pursuant to the amendments, we may purchase Carlton's interest in all, but not less than all, of the equipment for a purchase price equal to 15% of the original cost of the equipment. Steven J. Wagenheim, our president, chief executive officer and one of our directors, was required to personally guarantee payments to be made to Carlton under the lease financing and our board of directors agreed to compensate him for such guarantee.

In June 2007, we entered into a lease for an energy optimization system at our Maple Grove, Minnesota restaurant for approximately $30,000. This five-year lease commenced June 28, 2007, carries an annual interest rate of approximately 11.9% and contains a bargain purchase option.

In December 2007, we entered into an Equipment Lease Commitment with DHW, relating to the lease of furniture, fixtures and equipment for our restaurants. As of March 2009, DHW had purchased and leased to us equipment costing $16.0 million. Under the terms of the agreement, each five-year lease with DHW was for equipment costing approximately $1.0 million per restaurant and the annual interest rate on each lease ranged from 10.3% to 12.3%. Payments due DHW had an annual interest rate equal to the DHW bank base rate plus 4.8%. As part of the Transaction entered into in October 2009, the aggregate balance remaining of approximately $15 million was extinguished through the issuance of 4,666,666 shares of our common stock.

*Operating Lease*:

The land portions of the 15 property leases referenced above, 13 lease agreements of which originated with the Dunham Landlords, are classified as operating leases because the fair value of the land was 25% or more of the leased property at the inception of each lease. All scheduled rent increases for the land during the initial term of each lease are recognized on a straight-line basis. In addition to such property leases, we have obligations under the following operating leases:

We operate nine restaurants under operating lease agreements with the Dunham Landlords. As a part of the Master Agreement entered into in February 2009, DCM agreed to amend its building leases with our company that were then treated as capital leases for accounting purposes by reducing their terms to periods which would thereafter qualify the leases to be treated as operating leases in accordance with generally accepted accounting principles. As part of the Transaction entered into in October 2009, the Dunham Landlords amended such leases. We determined that the amended leases of these nine restaurants qualify as operating leases pursuant to the FASB guidance on accounting for leases. Of such leases, one expires in 2016, one in 2017 and seven in 2018.

In January 2001, we entered into a 20-year operating lease for the land upon which we built our Fargo, North Dakota restaurant. Under the lease terms, we are obligated to annual rent of $72,000 plus contingent rent based upon restaurant sales.

In August 2005, we entered into a 38-month lease agreement for office space for our corporate offices. The lease commenced October 1, 2005. In November 2007 and again in December 2009, we entered into amendments to such lease to include additional space and rent reduction. Pursuant to the amended lease, which expires in November 2011, annual rent is $72,115 with scheduled annual increases throughout the term of the lease. Such scheduled rent increases are recognized on a straight-line basis over the term of the lease.

In March 2006, we entered into a lease agreement for the land and building for our St. Louis Park, Minnesota restaurant. Rental payments for this lease are $148,625 annually. This operating lease expires in 2016 with renewal options for additional periods.

In August 2008, we ceased operations at our restaurant in Rogers, Arkansas. However, we are currently bound by the terms of lease agreement which expires in 2018 pursuant to an amendment entered into in October 2009. Pursuant to the Master Agreement with the Dunham Entities described above, we will reimburse DCM for any out-of-pocket expenses incurred less net proceeds from the sale of the real estate or lease income associated with this site. The lease, as amended, is classified as an operating lease as it does not meet the requirements for a capital lease.

In August 2009, we entered into an agreement to terminate the lease for a facility in Minneapolis, Minnesota which we used as a test kitchen. This operating lease, which was to expire in October 2011, terminated effective August 20, 2009. Pursuant to the termination agreement, we were required to pay rent through August 2009 plus an additional $11,064, which is equivalent to three months of lease payments.

*Personal Guaranties:*

One of our directors and one former director have personally guaranteed certain of our leases and loan agreements. Our board of directors has agreed to compensate Steven J. Wagenheim, our president, chief executive officer and one of our directors, for his personal guaranties of equipment loans entered into in August 2003 and January 2004. In addition, in August 2006, we entered into a lease agreement with Carlton pursuant to which we financed approximately $3.0 million of equipment. Mr. Wagenheim was required to personally guarantee payments to be made to Carlton under this lease financing agreement, for which our board of directors agreed to compensate him. The amount of annual compensation for each of these guarantees is 3% of the balance of the obligation and is calculated and accrued based on the weighted average daily balance of the obligation at the end of each monthly accounting period. During fiscal years 2009 and 2008, we recorded $56,880 and $91,692 of such compensation in general and administrative expense, respectively, and paid $25,000 and $75,000 of such compensation, respectively.

In December 2007, we entered into an Equipment Lease Commitment and Master Equipment Lease with DHW, relating to the lease of furniture, fixtures and equipment our restaurants. Mr. Wagenheim had a 20% membership interest in DHW and personally guaranteed 20% of DHW's indebtedness to its lenders. However, he was not entitled to receive from DHW cash distributions from its operations, or the sale, disposition or financing of its assets, or any other form of fee, dividend, charges or distribution from DHW arising out of his ownership interest in DHW or his guaranty of its debt. Concurrent with our entry into the Transaction, an agreement was reached among the members of DHW for the termination of Mr. Wagenheim's interest in DHW. He is no longer obligated to guaranty any of DHW's obligations to banks. Mr. Wagenheim is not entitled to receive any of the shares of common stock issued to DHW or any other benefit from the Transaction. Furthermore, Mr. Wagenheim did not receive a guarantee fee or other payment from us in connection with the equipment lease financing from DHW.

*Employment Agreements:*

We have entered into employment agreements with Steven J. Wagenheim, our president and chief executive officer; James G. Gilbertson, our chief financial officer; and Darius H. Gilanfar, our chief operating officer, providing for their employment on an at-will basis. Each agreement, as amended in October 2009, provides that the executive will have employment for a term of one year following the closing of the Transaction, and will be entitled to severance benefits that include one year of base compensation if his employment is terminated without cause or for good reason, as defined therein, in addition to the balance of the one-year term, if terminated prior to the end of such term. Each employment agreement is automatically extended for a one-year term unless either our company or the executive gives at least 60 days' notice to the other of an intent not to extend. The agreements also provide for a base annual salary which may be increased by our board of directors, incentive compensation as determined by our compensation committee from time to time, and participation in our company's other employee benefit plans. In addition, each agreement includes change in control provisions that entitle the executive to receive severance pay equal to 12 months of salary if there is a change in control of our company and his employment terminates without cause or for good reason, as defined in the agreement. Each executive has also agreed to certain nondisclosure provisions during the term of his employment and any time thereafter, and certain non-competition, non-recruitment and/or non-interference provisions during the term of his employment and for a certain period thereafter. As of March 18, 2010, the current annual base salaries in effect for such executives under the foregoing employment agreements were as follows: Mr. Wagenheim ($300,000), Mr. Gilbertson ($225,000), and Mr. Gilanfar ($202,860).

*Development Agreement:*

In April 2008, we entered into a development agreement with United Properties for the development of up to 22 restaurants to be built between 2009 and 2012. United Properties will be responsible for all costs related to the land and building of each restaurant. The development agreement provides for a cooperative process between United Properties and our management for the selection of restaurant sites and the development of restaurants on those sites and scheduling for the development and construction of each restaurant once a location is approved. The annual lease rate for fee-simple land and building developments will be 9.5% and we will have the right of first offer to purchase these restaurants. Additionally, in the event United Properties sells one of the buildings that it develops for us at an amount in excess of the threshold agreed to by the parties in the agreement, then we will share in the profits of that sale. We assume no liability in the event United Properties sells a building at a loss. We are not bound to authorize the construction of restaurants during that time period, but generally cannot use another developer to develop or own a restaurant as long as the development agreement is in effect. We can, however, use another developer if United Properties declines to build a particular restaurant.

**Off-Balance Sheet Arrangements**

It is not our business practice to enter into off-balance sheet arrangements.

**Summary of Contractual Obligations**

The following table summarizes our obligations under contractual agreements and the timeframe within which payments on such obligations are due. This table does not include amounts related to contingent rent as such future amounts are not determinable. In addition, whether we would incur any additional expense on our employment agreements depends upon the existence of a change in control of the company coupled with a termination of employment or other unforeseeable events. Therefore, neither contingent rent nor severance expense has been included in the following table.

| | Payment due by period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Fiscal Year 2010** | **Fiscal Years 2011-2012** | **Fiscal Years 2013-2014** | **Fiscal Years Thereafter** |
| Long-term debt, principal | $ 2,533,159 | $ 403,199 | $ 1,896,156 | $ 9,617 | $ 224,186 |
| Interest on long-term debt | 507,610 | 190,999 | 143,155 | 36,692 | 136,765 |
| Capital lease obligations, including interest | 57,450,093 | 3,967,600 | 8,101,611 | 7,610,633 | 37,770,250 |
| Operating lease obligations, including interest | 68,681,459 | 6,157,762 | 12,372,162 | 12,815,667 | 37,335,867 |
| Purchase contracts* | 1,254,314 | 227,317 | 681,993 | 345,004 | — |
| Loan guarantee | 143,382 | 127,927 | 13,645 | 1,810 | — |
| Total obligations | $130,570,018 | $11,074,804 | $23,208,722 | $20,819,423 | $75,467,068 |

* While we are contractually obligated to make these purchases, we have the contractual right to defer such purchases into later years. However, if we defer such purchases into later years, we may incur additional charges.

Certain amounts do not sum due to rounding.

During 2009, we did not meet our internal budget primarily due to declining revenue. We believe the Transaction completed in October 2009 has improved our balance sheet by reducing aggregate indebtedness and better positions our company to operate our business. We continue to review our capital needs and our ability to raise additional capital. Based on our current operating trends, we believe we have sufficient capital to operate our business during 2010. If, however, we experience a change in our business operations or further declining revenues, we may require further funding for operations during 2010.

### Recently Issued Accounting Standards

See the "Recently Issued Accounting Standards" section of Note 1 to our consolidated financial statements for a summary of new accounting literature.

### Seasonality

We expect that our sales and earnings will fluctuate based on seasonal patterns. We anticipate that our highest sales and earnings will occur in the second and third quarters due to the milder climate and availability of outdoor seating during those quarters in our markets.

### Inflation

The primary inflationary factors affecting our operations are food, supplies and labor costs. A large percentage of our restaurant personnel is paid at rates based on the applicable minimum wage, and increases in the minimum wage directly affect our labor costs. In the past, we have been able to minimize the effect of these increases through menu price increases and other strategies. To date, inflation has not had a material impact on our operating results.

### Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our company is exposed to market risk from changes in interest rates and changes in commodity prices.

*Changes in interest rate:*

Pursuant to the terms of our long-term debt agreement with an independent financial institution, we will have a balloon payment due of approximately $1.1 million in 2011. If it becomes necessary to refinance such balloon balance, we may not be able to secure financing at the same interest rate. The effect of a higher interest rate would depend upon the negotiated financing terms.

*Changes in commodity prices:*

Many of the food products and other commodities we use in our operations are subject to price volatility due to market supply and demand factors outside of our control. Fluctuations in commodity prices and/or long-term changes could have an adverse effect on us. These commodities are generally purchased based upon market prices established with vendors. To manage this risk in part, we have entered into fixed price purchase commitments, with terms typically up to one year, for many of our commodity requirements. We have entered into contracts through 2014 with certain suppliers of raw materials (primarily hops) for minimum purchases both in terms of quantity and pricing. As of December 29, 2009, our future obligations under such contracts aggregated approximately $1.3 million.

Although a large national distributor is our primary supplier of food, substantially all of our food and supplies are available from several sources, which helps to control commodity price risks. Additionally, we have the ability to increase menu prices, or vary the menu items offered, in response to food product price increases. If, however, competitive circumstances limit our menu price flexibility, our margins could be negatively impacted.

Our company does not enter into derivative contracts either to hedge existing risks or for speculative purposes.

### Item 8. Financial Statements and Supplementary Data.

See Index to Financial Information on page F-1.

### Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

### Item 9A. Controls and Procedures.

**Evaluation of Disclosure Controls and Procedures**

We maintain a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 29, 2009, our disclosure controls and procedures were effective.

**Management's Annual Report On Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 29, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that as of December 29, 2009, our internal control over financial reporting was effective based on those criteria.

Schechter, Dokken, Kanter, Andrews & Selcer Ltd., the independent registered public accounting firm that audited and reported on the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of December 29, 2009, as stated in its report, which appears in the attached financial statements.

**Changes in Internal Control Over Financial Reporting**

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 29, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B. Other Information.**

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

### Our Directors

Our directors are elected annually, by a plurality of the votes cast, to serve until the next annual meeting of shareholders and until their respective successors are elected and duly qualified. There are no familial relationships between any director or officer. Certain of our directors have interests in certain of our restaurant leases and other transactions with our company and DHW Leasing, L.L.C. ("DHW") has certain rights to nominate successor directors through the date of our 2010 Annual Meeting of Shareholders, all of which are detailed below under the caption "Certain Relationships and Related Transactions, and Director Independence." The following table and related narrative set forth certain information concerning the members of our board of directors as of March 31, 2010.

| Name | Age | Principal Occupation | Position with Granite City | Director Since |
|---|---|---|---|---|
| Steven J. Wagenheim(1) | 56 | President, Chief Executive Officer and Director of Granite City | President, Chief Executive Officer and Director | 1997 |
| Joel C. Longtin(1)(2)(3)(4) | 49 | President and Chief Executive Officer of JKL Enterprises, Inc. and Longtin Leasing, LLC | Chairman of the Board | 2009 |
| Donald A. Dunham, Jr.(1) | 67 | Chairman of the Board, Chief Executive Officer and Founder of The Dunham Company | Director | 2009 |
| Todd W. Hanson(1) | 52 | Entrepreneur | Director | 2009 |
| Eugene E. McGowan(2)(3)(4) | 73 | President and Chief Executive Officer of McGowan Capital Group | Director | 2003 |
| Bruce H. Senske(2)(3) | 55 | Vice President of Business Development of U.S. Oil Co., Inc. and Managing Director and Co-Founder of Genoa Business Advisors LLC | Director | 1999 |
| David A. Timpe(2)(4) | 62 | Interim Chief Financial Officer at Avera Sacred Heart Hospital | Director | 2010 |

(1) Member of the executive committee.

(2) Member of the audit committee.

(3) Member of the compensation committee.

(4) Member of the corporate governance and nominating committee.

***Steven J. Wagenheim***, President, Chief Executive Officer and one of our directors, is also one of our founders. Mr. Wagenheim has over 30 years of hospitality industry experience as a corporate executive, owner/operator, manager and consultant for hotels, resorts, and individual and multi-unit restaurant operations. Mr. Wagenheim previously served as Chief Executive Officer and principal shareholder of New Brighton Ventures, Inc., an investment holding company that formerly operated a Champps Americana restaurant in New Brighton, Minnesota. Between 1989 and 1997, Mr. Wagenheim was involved in the expansion and operations of Champps restaurants, holding positions with Champps Entertainment, Inc., Champps Development Group, Inc. and Americana Dining Corporation. Mr. Wagenheim brings three decades of hospitality industry experience to our board.

***Joel C. Longtin*** became one of our directors in October 2009 upon closing of the debt conversion transaction with DHW. Mr. Longtin became Chairman of the Board in March 2010. Since January 2004, Mr. Longtin has been the President and Chief Executive Officer of JKL Enterprises, Inc. and Longtin Leasing, LLC, both of which are office equipment distribution and leasing companies. Mr. Longtin served as president of First American Bank in Sioux City, Iowa from November 2001 to January 2004. Mr. Longtin brings executive management experience in banking, restaurant and franchising industries to our board.

***Donald A. Dunham, Jr.*** became one of our directors in October 2009 upon closing of the debt conversion transaction with DHW. Since 1982, Mr. Dunham has been the Chairman of the Board, Chief Executive Officer and founder of The Dunham Company, a real estate brokerage company specializing in commercial construction and leasing, property management and land development projects. Mr. Dunham is a partner in various real estate joint ventures and is currently an owner-manager of various land developments in South Dakota. Mr. Dunham brings commercial real estate, leasing, property management and land development experience to our board.

***Todd W. Hanson*** became one of our directors in October 2009 upon closing of the debt conversion transaction with DHW. Mr. Hanson owned and operated Todd's Phillips 66 gas station in Mobridge, South Dakota starting in 1976, which he grew into a multi-dimensional service business, until he sold the business in December 2006. Mr. Hanson currently has business partnerships and investment real estate holdings in a variety of commercial businesses, including hotels, retail shops, restaurants, apartments, industrial and office spaces. Mr. Hanson brings entrepreneurial and real estate experience to our board.

***Eugene E. McGowan*** became one of our directors in January 2003 and served as Chairman of the Board from February 2009 until March 2010. Since 2001, Mr. McGowan has been President and Chief Executive Officer of McGowan Capital Group, a private equity company that invests in early to mid-stage regional companies. In 1985, he joined Piper Jaffray, Inc. and in 1999 was promoted to Chief Operating Officer of Individual Investor Services with US Bancorp Piper Jaffray where he directed the day-to-day activities of over one hundred branch offices. Mr. McGowan brings finance and investment experience to our board.

***Bruce H. Senske*** became one of our directors in November 1999 and served as our Lead Director from May 2007 to February 2009. Mr. Senske was named Vice President of Business Development of U.S. Oil Co., Inc. in March 2009. Prior to this role, Mr. Senske served as Vice President of Distribution of U.S. Oil Co., Inc. since November 2003. Mr. Senske is Managing Director and co-founder of Genoa Business Advisors LLC, a management advisory firm, advising mid-market companies in the areas of operations, finance and organizational design and development, since February 2003, and Chief Financial Manager of Revel Match, LLC, a water sports equipment manufacturer and distributor, since September 2009. Between June 2001 and January 2003, Mr. Senske was a Managing Director and co-founder of Volition Advisory Group, LLC, a management advisory firm specializing in assisting companies in transition. From June 1998 until May 2001, Mr. Senske was a Managing Partner at

Manchester Companies, a private investment and management-consulting firm. Mr. Senske brings financial and management advisory experience to our board.

***David A. Timpe*** became one of our directors in March 2010. Mr. Timpe retired in May 2007 after 37 years as an audit partner at Eide Bailly LLP. Since his retirement, Mr. Timpe has assisted start-up companies with their accounting and business solutions. Mr. Timpe currently serves as the Interim Chief Financial Officer at Avera Sacred Heart Hospital, a position he has held since October 2009. Previously he served as the Interim Chief Financial Officer at Sioux Center Community Hospital and Health Center from January 2009 to August 2009. Mr. Timpe serves as a manager and the audit committee chairman of Summit Hotel Properties, LLC, and as a director of First Bank & Trust, N.A. Mr. Timpe brings accounting and financial experience to our board.

**Our Executive Officers**

Pursuant to General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding our executive officers is provided in Part I of our Form 10-K under separate caption.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Such officers, directors and shareholders are required by the SEC to furnish us with copies of all such reports. To our knowledge, based solely on a review of copies of reports filed with the SEC during the last fiscal year, all applicable Section 16(a) filing requirements were met.

**Code of Ethics**

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions) and directors. Our Code of Business Conduct and Ethics satisfies the requirements of Item 406(b) of Regulation S-K and applicable NASDAQ Marketplace Rules. Our Code of Business Conduct and Ethics is posted on our internet website at www.gcfb.net and is available, free of charge, upon written request to our Chief Financial Officer at 5402 Parkdale Drive, Suite 101, Minneapolis, MN 55416. We intend to disclose any amendment to or waiver from a provision of our Code of Business Conduct and Ethics that requires disclosure on our website at www.gcfb.net.

**Audit Committee Matters**

Our audit committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of our audit committee are identified above under "Our Directors." Each member of our audit committee is independent as defined in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market and Exchange Act Rule 10A-3. Further, no member of our audit committee participated in the preparation of the financial statements of our company or any current subsidiary of our company at any time during the past three years.

Pursuant to our listing agreement with the NASDAQ Stock Market, each member of our audit committee is able to read and understand fundamental financial statements, including an issuer's balance sheet, income statement, and cash flow statement and at least one member of the committee has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual's financial sophistication. In addition, our board of directors has determined that Bruce H. Senske is an "audit committee financial expert" as such term is defined by Item 407(d)(5) of Regulation S-K. Our audit committee financial expert and the other members of our audit committee are independent, as independence for audit committee members is defined in the Marketplace Rules of the NASDAQ Stock Market.

## Item 11. Executive Compensation.

### Compensation Discussion and Analysis

This requirement is inapplicable to our company.

### Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for fiscal years 2009 and 2008. Mr. Wagenheim, who also serves as a director, receives no additional compensation for his board service.

| Name and Principal Position | Year | Salary ($)(a) | Option Awards ($)(b) | Non-Equity Incentive Plan Compensation ($)(c) | All Other Compensation ($)(d) | Total ($) |
|---|---|---|---|---|---|---|
| Steven J. Wagenheim | 2009 | 300,000 | 10,673 | 0 | 32,655 | 343,328 |
| President, Chief Executive Officer and Director | 2008 | 305,769 | 0 | 1,733 | 82,803 | 390,305 |
| James G. Gilbertson | 2009 | 225,000 | 10,673 | 0 | 4,200 | 239,873 |
| Chief Financial Officer | 2008 | 229,327 | 0 | 1,160 | 4,281 | 234,768 |
| Darius H. Gilanfar | 2009 | 202,860 | 10,673 | 0 | 6,000 | 219,533 |
| Chief Operating Officer | 2008 | 201,857 | 57,250 | 2,072 | 6,115 | 267,294 |

(a) As of March 31, 2010, our named executive officers had the following annual base salaries: Mr. Wagenheim, $300,000; Mr. Gilbertson, $225,000; and Mr. Gilanfar, $202,860.

(b) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation are those set forth in Note 1 to the consolidated financial statements in our Form 10-K for the year ended December 29, 2009.

(c) In late 2008, Messrs. Wagenheim, Gilbertson and Gilanfar voluntarily waived the non-equity incentive compensation to which they would have otherwise been entitled for 2009 performance. Had our named executive officers not waived such compensation, they would have earned the following amounts under our non-equity incentive compensation plan for 2009 performance: Mr. Wagenheim ($21,000), Mr. Gilbertson ($28,130) and Mr. Gilanfar ($15,000). Further information regarding such plan appears below in the subsection captioned "Components of Executive Officer Compensation."

(d) All other compensation for fiscal year 2009 was as follows:

| Name | Car Allowance | Guaranty Fees Earned (as described in Item 13 of this report) | Total |
|---|---|---|---|
| Steven J. Wagenheim | 7,655 | 25,000 | 32,655 |
| James G. Gilbertson | 4,200 | 0 | 4,200 |
| Darius H. Gilanfar | 6,000 | 0 | 6,000 |

*Components of Executive Officer Compensation*

*Base Salary.* Named executive officers receive a base salary to compensate them for services rendered throughout the year. Base salary is intended to recognize each officer's responsibilities, role in the organization, experience level, and contributions to the success of our company. The compensation committee sets base salaries for the named executive officers at or above market level for the industry based on our benchmarking data.

Pursuant to the terms of our employment agreement with our named executive officers, the compensation committee reviews individual performance and base salary level each year. In general, the compensation committee has the sole discretion to increase (but not decrease) the base salaries of our named executive officers.

*Stock Option Awards.* The compensation committee grants stock options to our named executive officers to provide additional incentives to maximize our company's share value, and to make equity ownership an important component of executive compensation. Stock option award levels are determined based on market data, and vary based on an individual's position within our company, time at our company, and contributions to our company's performance. Stock options are granted at the closing market price of our common stock on the date of grant and vest over time. Stock options are granted from time to time based on the recommendation of our Chief Executive Officer.

*Annual Incentive Compensation.* Our named executive officers receive annual incentive compensation to reward achievement of our key financial performance goals in accordance with our non-equity incentive plan. These annual key financial performance goals are sales, restaurant-level EBITDA, general and administrative cost control, and earnings per share. They are based on annual operating budgets established by management and submitted to our board of directors for review. Annual incentive compensation is paid quarterly in cash. We weigh financial metrics differently for our named executive officers, depending on the different outcomes we are seeking to incentivize. Our compensation committee can, at its discretion, adjust awards based on the executive's individual performance. Fifty percent of the quarterly bonuses are held in reserve, subject to verification of our company's performance after audited financial results become available. The targeted amounts for annual incentive compensation are set at or above market level for the industry based on our benchmarking data. As noted above, in late 2008, Messrs. Wagenheim, Gilbertson and Gilanfar voluntarily waived the non-equity incentive compensation to which they would have otherwise been entitled for 2009 performance. The non-equity incentive plan is in effect for our named executive officers for 2010 performance.

*Employment Agreements with Named Executive Officers*

We have entered into employment agreements with Steven J. Wagenheim, our president and chief executive officer; James G. Gilbertson, our chief financial officer; and Darius H. Gilanfar, our chief operating officer, providing for their employment on an at-will basis. Each agreement, as amended in October 2009, provides that the executive will have employment for a term of one year following the closing of the debt conversion transaction with DHW, and will be entitled to severance benefits that include one year of base compensation if his employment is terminated without cause or for good reason, as defined therein, in addition to the balance of the one-year term, if terminated prior to the end of such term. Each employment agreement is automatically extended for a one-year term unless either our company or the executive gives at least 60 days' notice to the other of an intent not to extend. The agreements also provide for a base annual salary which may be increased by our board of directors, incentive compensation as determined by our compensation committee from time to time, and participation in our company's other employee benefit plans. In addition, each agreement includes change in control provisions that entitle the executive to receive severance pay equal to 12 months of salary if there is a change in control of our company and his employment terminates without cause or for good reason, as defined in the agreement. Each executive has also agreed to certain nondisclosure provisions during the term of his employment and any time thereafter, and certain non-competition, non-recruitment and/or non-interference provisions during the term of his employment and for a certain period thereafter.

**Grants of Plan-Based Awards**

This requirement is inapplicable to our company.

**Outstanding Equity Awards at Fiscal Year-End**

The following table sets forth information concerning outstanding equity awards held by our named executive officers at fiscal year-end 2009:

| | Option Awards | | | |
|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date |
| Steven J. Wagenheim | 4,166(a) | 0 | 9.90 | 12/30/2011 |
| | 5,000(b) | 0 | 14.70 | 2/11/2013 |
| | 8,333(c) | 0 | 21.72 | 10/24/2013 |
| | 25,000(d) | 0 | 25.86 | 3/15/2015 |
| | 16,666(e) | 0 | 25.38 | 2/22/2016 |
| | 11,111(f) | 5,555 | 37.20 | 4/13/2017 |
| | 0(f) | 12,500 | 1.08 | 4/02/2019 |
| James G. Gilbertson | 2,500(g) | 0 | 29.82 | 11/26/2010 |
| | 2,500(g) | 0 | 31.44 | 11/26/2011 |
| | 29,166(h) | 0 | 20.16 | 11/29/2017 |
| | 0(f) | 12,500 | 1.08 | 4/02/2019 |
| Darius H. Gilanfar | 8,333(c) | 8,333 | 25.32 | 09/24/2017 |
| | 1,042(c) | 3,125 | 11.94 | 06/17/2018 |
| | 1,042(c) | 3,125 | 10.50 | 07/24/2018 |
| | 0(f) | 12,500 | 1.08 | 4/02/2019 |

(a) This option became exercisable in full on the date of grant.

(b) This option became exercisable for one-fourth of the shares purchasable thereunder on the date of grant, one-half of the shares purchasable thereunder on the first anniversary of the date of grant, three-fourths of the shares purchasable thereunder on the second anniversary of the date of grant and in full on the third anniversary of the date of grant.

(c) This option is exercisable for one-fourth of the shares purchasable thereunder on the first anniversary of the date of grant, one-half of the shares purchasable thereunder on the second anniversary of the date of grant, three-fourths of the shares purchasable thereunder on the third anniversary of the date of grant and in full on the fourth anniversary of the date of grant.

(d) This option became exercisable for one-half of the shares purchasable thereunder on the date of grant, five-sixths of the shares purchasable thereunder on the second anniversary of the date of grant and in full on the third anniversary of the date of grant.

(e) This option became exercisable in full on December 31, 2006.

(f) This option is exercisable for one-third of the shares purchasable thereunder on the first anniversary of the date of grant, two-thirds of the shares purchasable thereunder on the second anniversary of the date of grant and in full on the third anniversary of the date of grant.

(g) This option became exercisable in full on the first anniversary of the date of grant.

(h) This option became exercisable for three-sevenths of the shares purchasable thereunder on the date of grant, five-sevenths of the shares purchasable thereunder on the first anniversary of the date of grant and in full on the second anniversary of the date of grant.

### Option Exercises and Stock Vested

This requirement is inapplicable to our company.

### Potential Payments upon Termination or Change in Control

Upon the termination of a named executive officer or change in control of the company, a named executive officer may be entitled to payments or the provision of other benefits, depending on the triggering event, pursuant to the terms of his employment agreement. Furthermore, our Amended and Restated Equity Incentive Plan provides that involuntary termination of any optionee in connection with a change in control will cause the immediate vesting of any unvested stock options then held by the optionee.

The events that would trigger a named executive officer's entitlement to payments or other benefits upon termination or a change in control, and the value of the estimated payments and benefits are described in the following table, assuming a termination date and, where applicable, a change in control date of December 29, 2009, and a stock price of $1.98 per share, which was the price of one share of our common stock on such date:

| | Steven J. Wagenheim | James G. Gilbertson | Darius H. Gilanfar |
|---|---|---|---|
| **Involuntary Termination without Cause or Voluntary Termination for Good Reason, not upon a Change in Control** | | | |
| Severance | 300,000 | 225,000 | 202,860 |
| Acceleration of Equity Awards | 0 | 0 | 0 |
| COBRA Continuation Payments | 9,858 | 9,858 | 9,858 |
| **Total:** | **309,858** | **234,858** | **212,718** |
| **Involuntary Termination without Cause or Voluntary Termination for Good Reason, within 12 months of Change in Control** | | | |
| Severance | 300,000 | 225,000 | 202,860 |
| Acceleration of Equity Awards | 11,250 | 11,250 | 11,250 |
| COBRA Continuation Payments | 9,858 | 9,858 | 9,858 |
| **Total:** | **321,108** | **246,108** | **223,968** |

### Compensation of Directors

Our non-employee directors receive (1) an annual retainer of $10,000, paid quarterly on the first day of each quarter and (2) $500 per meeting for attending board meetings, committee meetings and the annual meeting of shareholders. In February 2010, we determined to provide additional compensation to our Chairman of the Board for his extensive involvement in connection with the renegotiation and restructuring of our leases. It is anticipated that these additional services, for which we pay our Chairman of the Board $5,000 per month in his capacity as a non-employee director, will be rendered for approximately three months. The chairmen of our audit committee and compensation committee each receive an additional annual retainer of $5,000. The chairman of our corporate governance and nominating committee receives an additional annual retainer of $2,500.

In addition, non-employee directors also receive automatic awards of stock options for the purchase of 2,500 shares of common stock per year under our Amended and Restated Equity Incentive Plan. Such awards, which become exercisable in full on the first anniversary of the date of grant, have a ten-year term.

Compensation of our non-employee directors during 2009 appears in the following table:

| Name | Fees Earned or Paid in Cash ($) | Option Awards ($)(a) | Total ($) |
|---|---|---|---|
| Joel C. Longtin | 5,750 | 0 | 5,750 |
| Donald A. Dunham, Jr. | 4,000 | 0 | 4,000 |
| Todd W. Hanson | 4,000 | 0 | 4,000 |
| Eugene E. McGowan | 23,375 | 3,600 | 26,975 |
| John A. Pesicka(b) | 4,500 | 0 | 4,500 |
| Arthur E. Pew III(c) | 14,000 | 5,082 | 19,082 |
| Dermot F. Rowland(d) | 10,250 | 6,393 | 16,643 |
| Bruce H. Senske | 27,000 | 5,622 | 32,622 |
| David A. Timpe(e) | 0 | 0 | 0 |

(a) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation are those set forth in Note 1 to the consolidated financial statements in our Form 10-K for the year ended December 29, 2009. Our non-employee directors held the following unexercised options at fiscal year end 2009. Each such option is exercisable in full on the first anniversary of the date of grant.

| Name | Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date |
|---|---|---|---|---|
| Joel C. Longtin | 0 | 0 | N/A | N/A |
| Donald A. Dunham, Jr. | 0 | 0 | N/A | N/A |
| Todd W. Hanson | 0 | 0 | N/A | N/A |
| Eugene E. McGowan | 2,500 | 0 | 29.40 | 1/1/2010 |
| | 2,500 | 0 | 28.44 | 1/1/2011 |
| | 2,500 | 0 | 30.72 | 1/1/2012 |
| | 2,500 | 0 | 15.96 | 1/1/2018 |
| | 0 | 2,500 | 1.96 | 1/1/2019 |
| John A. Pesicka | 0 | 0 | N/A | N/A |
| Arthur E. Pew III | 2,500 | 0 | 30.00 | 10/5/2010 |
| | 2,500 | 0 | 24.00 | 10/5/2010 |
| | 2,500 | 0 | 27.18 | 10/5/2010 |
| | 2,500 | 0 | 7.32 | 10/5/2010 |
| | 0 | 2,500 | 2.28 | 10/5/2010 |
| Dermot F. Rowland | 2,500 | 0 | 20.46 | 6/23/2010 |
| | 2,500 | 0 | 24.96 | 6/23/2010 |
| | 2,500 | 0 | 35.79 | 6/23/2010 |
| | 2,500 | 0 | 11.52 | 6/23/2010 |
| | 0 | 2,500 | 2.88 | 6/23/2010 |
| Bruce H. Senske | 2,500 | 0 | 29.82 | 11/26/2010 |
| | 2,500 | 0 | 31.44 | 11/26/2011 |
| | 2,500 | 0 | 20.04 | 11/26/2017 |
| | 2,500 | 0 | 2.34 | 11/26/2018 |
| | 0 | 2,500 | 2.52 | 11/26/2019 |
| David A. Timpe | 0 | 0 | N/A | N/A |

(b) Mr. Pesicka resigned from our board in February 2010.

(c) Mr. Pew resigned from our board in October 2009.

(d) Mr. Rowland ceased serving as a director in June 2009.

(e) Mr. Timpe commenced serving as a director in March 2010.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

### Security Ownership

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of March 31, 2010, by (a) each person who is known to us to own beneficially more than five percent of our common stock, (b) each director, (c) each executive officer named in the summary compensation table above, and (d) all current executive officers and directors as a group. The percentage of beneficial ownership is based on 7,366,217 shares outstanding as of March 31, 2010. As indicated in the footnotes, shares issuable pursuant to warrants, options and convertible notes are deemed outstanding for computing the percentage of the person holding such warrants, options or convertible notes but are not deemed outstanding for computing the percentage of any other person. Except as otherwise noted below, the named individual has sole voting and investment power with respect to the listed shares and none of the listed shares has been pledged as security. Unless otherwise indicated, the address for each listed shareholder is c/o Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416.

| Name and Address of Beneficial Owner(1) | Shares Beneficially Owned(1) | Percentage of Common Stock(1) |
|---|---|---|
| Donald A. Dunham, Jr.(2) | 4,775,446(3) | 64.3% |
| Charles J. Hey(4) | 4,687,687(5) | 63.5% |
| DHW Leasing, L.L.C.(6) | 4,666,666 | 63.4% |
| Steven J. Wagenheim(7) | 261,822(8) | 3.5% |
| Eugene E. McGowan(9) | 153,085(10) | 2.0% |
| James G. Gilbertson | 45,833(11) | * |
| Bruce H. Senske | 17,003(12) | * |
| Darius H. Gilanfar | 14,663(13) | * |
| Joel C. Longtin | 2,930(14) | * |
| Todd W. Hanson | 1,417(15) | * |
| David A. Timpe | 0 | 0 |
| All current directors and executive officers as a group (10 persons) | 5,281,609(16) | 68.6% |

* Represents less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Securities "beneficially owned" by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of March 31, 2010.

(2) Mr. Dunham may be deemed to be the indirect beneficial owner of the securities held by DHW Leasing, L.L.C. ("DHW"). The number of shares reported herein as beneficially owned by Mr. Dunham includes the 4,666,666 shares held by DHW. The address of this shareholder is 230 S. Phillips Avenue, Suite 202, Sioux Falls, SD 57104.

(3) Includes 64,097 shares purchasable upon the exercise of warrants held by Mr. Dunham, Dunham Capital Management, L.L.C. and Dunham Equity Management, L.L.C., two entities controlled by Mr. Dunham.

(4) Mr. Hey may be deemed to be the indirect beneficial owner of the securities held by DHW. The number of shares reported herein as beneficially owned by Mr. Hey includes the 4,666,666 shares held by DHW. The address of this shareholder is 1 South Pintail Place, Sioux Falls, SD 57105.

(5) Includes 21,021 shares purchasable upon the exercise of warrants.

(6) DHW has entered into a stock pledge agreement with each of Great Western Bank, CorTrust Bank and Dacotah Bank (collectively, the "Lenders"), each dated October 5, 2009, pursuant to which DHW pledged 2,916,666 shares to Great Western Bank,

1,166,666 shares to CorTrust Bank and 583,333 shares to Dacotah Bank as collateral under its loan arrangements with the Lenders. Upon a default under such loan arrangements by DHW, the Lenders may exercise control over their respective portion of the shares, including exercising the right to vote and/or dispose of such portion of the shares. Each Lender has acknowledged and agreed that the pledged shares are subject to our company's repurchase rights (described in Item 13 below). The address of this shareholder is 230 S. Phillips Avenue, Suite 202, Sioux Falls, SD 57104.

(7) Mr. Wagenheim may be deemed to be the indirect beneficial owner of the securities held by Brewing Ventures LLC. The number of shares reported herein as beneficially owned by Mr. Wagenheim includes the 166,250 shares held by Brewing Ventures LLC.

(8) Includes 79,998 shares purchasable upon the exercise of options.

(9) Mr. McGowan may be deemed to be the indirect beneficial owner of the securities held by Granite Partners, L.L.C., Harmony Equity Income Fund, L.L.C. ("Harmony Fund I"), Harmony Equity Income Fund II, L.L.C. ("Harmony Fund II") and Henkin-McGowan Investments, LLC. The number of shares reported herein as beneficially owned by Mr. McGowan includes the 2,521 shares held by Granite Partners, L.L.C., the 26,666 shares purchasable upon the exercise of a warrant held by Harmony Fund I, the 26,666 shares issuable upon the conversion of a convertible note held by Harmony Fund I, the 26,666 shares purchasable upon the exercise of a warrant held by Harmony Fund II, the 26,666 shares issuable upon the conversion of a convertible note held by Harmony Fund II, and the 860 shares purchasable upon the exercise of a warrant held by Henkin-McGowan Investments, LLC.

(10) Includes 53,332 share issuable upon the conversion of convertible notes, 54,192 shares purchasable upon the exercise of warrants, and 10,000 shares purchasable upon the exercise of options.

(11) Includes 38,333 shares purchasable upon the exercise of options.

(12) Includes 10,000 shares purchasable upon the exercise of options.

(13) Includes 14,583 shares purchasable upon the exercise of options.

(14) Represents shares purchasable upon the exercise of warrants.

(15) Includes 1,247 shares purchasable upon the exercise of warrants.

(16) Includes 53,332 shares issuable upon the conversion of convertible notes, 122,466 shares purchasable upon the exercise of warrants, and 161,908 shares purchasable upon the exercise of options. Also includes securities held by DHW, Brewing Ventures LLC, Granite Partners, L.L.C., Harmony Fund I, Harmony Fund II, and Henkin-McGowan Investments, LLC.

**Equity Compensation Plan Information**

The following table provides information as of the end of fiscal year 2009 with respect to compensation plans under which our equity securities are authorized for issuance.

| | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| **Equity compensation plans approved by security holders** | 385,687 | $16.18 | 88,679(1) |
| **Equity compensation plans not approved by security holders** | 372,912(2) | $ 6.15 | 0 |
| **Total** | 758,599 | $11.25 | 88,679 |

(1) Represents shares remaining available for future issuance under our Amended and Restated Equity Incentive Plan. On January 1st of each year, the aggregate number of shares of stock that may be awarded under the Amended and Restated Equity Incentive Plan automatically increases by the lesser of (a) 13,333 shares of stock or (b) 2.0% of the outstanding shares of stock on such date. As a result, an additional 13,333 shares (not shown above) became available for future issuance under our Amended and Restated Equity Incentive Plan as of January 1, 2010.

(2) Represents (a) an aggregate of 4,166 shares of common stock underlying ten-year options exercisable at $9.90 per share issued on December 27, 2001, to an executive officer who also serves as a director; (b) an aggregate of 3,333 shares of common stock underlying ten-year options exercisable at $14.70 per share issued on February 11, 2003 to a former executive officer who also served as a director; (c) an aggregate of 110,956 shares of common stock underlying five-year warrants exercisable at $16.24 per share issued on October 21, 2005; (d) an aggregate of 201,125 shares of common stock underlying five-year warrants exercisable at a weighted average per-share price of $1.60 issued between February 7, 2009 and August 25, 2009 to certain of our landlords; and (e) an aggregate of 53,332 shares of common stock underlying five-year warrants exercisable at $1.52 per share issued on March 30, 2009.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

**Review and Approval of Transactions with Related Persons**

Our audit committee is responsible for reviewing any proposed transaction with a related person. In April 2007, our board of directors adopted a written policy for the review and approval of related person transactions requiring disclosure under Rule 404(a) of Regulation S-K. This policy states that the audit committee is responsible for reviewing and approving or disapproving all interested transactions, which are defined as any transaction, arrangement or relationship in which (a) the amount involved may be expected to exceed $120,000 in any fiscal year, (b) our company will be a participant, and (c) a related person has a direct or indirect material interest. A related person is defined as an executive officer, director or nominee for director, or a greater than five percent beneficial owner of our company's common stock, or an immediate family member of the foregoing. The policy deems certain interested transactions to be pre-approved, including the employment and compensation of executive officers, compensation paid to directors, and the guaranty fees we pay to Steven J. Wagenheim, our President, Chief Executive Officer and one of our directors, as described below. All future transactions between us and our executive officers, directors and principal shareholders and their affiliates will be approved by our audit committee pursuant to the foregoing policy.

## Relationships and Transactions with DHW

*Relationships*

As a result of the October 2009 debt conversion transaction by and between our company and DHW Leasing, L.L.C. ("DHW"), DHW became the beneficial owner of approximately 63.4% of our common stock. DHW has historically been our primary source of financing for furniture, fixtures and equipment.

The original members of DHW were Donald A. Dunham, Jr., Charles J. Hey and Steven J. Wagenheim. We have historically treated DHW as a related person because Mr. Wagenheim, the President, Chief Executive Officer and a director of our company, held a 10.2% voting interest in DHW and had agreed to personally guarantee 20% of DHW's indebtedness to its lenders, for which we did not compensate Mr. Wagenheim. Mr. Wagenheim was prohibited from receiving any distribution of cash or allocation of profit or loss from DHW. Mr. Wagenheim's interest in DHW was fully redeemed in September 2009. As a result, Mr. Wagenheim is no longer obligated to guaranty any of DHW's obligations to banks and has no interest of any kind in DHW. Mr. Wagenheim was not entitled to receive any of the shares of common stock we issued to DHW in the October 2009 debt conversion transaction.

Mr. Dunham, one of the two remaining principals of DHW, and the sole member of Dunham Capital Management, LLC ("DCM") and 70% owner of Dunham Equity Management, LLC ("DEM"), became one of our directors in October 2009 upon closing of the debt conversion transaction. DHW, DCM and DEM are collectively referred to herein as the "Dunham Entities." As of March 31, 2010, Mr. Dunham beneficially owned approximately 64.3% of our common stock, including the shares held by DHW.

DCM and DEM are entities that either are the landlord or the general partner in various limited partnerships that own real estate leased to our company. Mr. Dunham, as an individual, also owns a limited partnership interest in one of the limited partnerships that own real estate leased to our company. In particular, Mr. Dunham holds interests, directly and indirectly, in the leases of 18 of our restaurants, as follows:

| | Location/Address | Owner/ Landlord Name | General Partner | Dunham Percentage | Annual Rent |
|---|---|---|---|---|---|
| 1 | **Granite City—Des Moines, IA**<br>12801 University Ave., Clive, IA | GC Des Moines LP | DEM | 21.20% | $ 294,000 |
| 2 | **Granite City—Davenport, IA**<br>5280 Utica Road, Davenport, IA | GC Cedar Rapids/ Davenport LP | DEM | 7% | $ 341,250 |
| 3 | **Granite City—Lincoln, NE**<br>6150 "O" Street, Lincoln, NE | GC Lincoln LP | DEM | 7% | $ 168,000(1) |
| 4 | **Granite City—Wichita, KS**<br>2244 N. Webb Road, Wichita, KS | GC Wichita LP | DCM | 13.43% | $ 336,000 |
| 5 | **Granite City—Eagan, MN**<br>3330 Pilot Knob Road, Eagan, MN | GC Eagan LP | DEM | 17.42% | $ 396,375 |
| 6 | **Granite City—Zona Rosa, MO**<br>8461 Prairie View Road,<br>Kansas City, MO | GC Holdings LP | DEM | 17.71% | $ 446,250 |
| 7 | **Granite City—Olathe, KS**<br>15085 W. 119th Street, Olathe, KS | GC Olathe LP | DEM | 14.61% | $ 414,750 |
| 8 | **Granite City—Omaha, NE**<br>1001 N. 102nd Street, Omaha, NE | GC Omaha LP | DEM | 37% | $ 220,500(1) |
| 9 | **Granite City—Rosedale, MN**<br>10 Rosedale Center, Roseville, MN | GC Rosedale, LLC | Single member LLC(2) | 100% | $ 115,500(1) |

| | Location/Address | Owner/ Landlord Name | General Partner | Dunham Percentage | Annual Rent |
|---|---|---|---|---|---|
| 10 | **Granite City—Creve Coeur, MO**<br>11411 Olive Street Rd., St. Louis, MO | DCM | Single member LLC | 100% | $ 150,000(1) |
| 11 | **Granite City—Fort Wayne, IN**<br>3809 Coldwater Road, Fort Wayne, IN | DCM | Single member LLC | 100% | $ 166,500(1) |
| 12 | **Granite City—West Towne**<br>66 West Towne Mall, Madison, WI | DCM | Single member LLC | 100% | $ 78,511(1) |
| 13 | **Granite City—Maumee, OH**<br>2300 Village Drive West, #130, Maumee, OH | DCM | Single member LLC | 100% | $ 165,000(1) |
| 14 | **Granite City—Cherryvale—Rockford, IL**<br>7140 Harrison Ave, Rockford, IL | DCM | Single member LLC | 100% | $ 180,000(1) |
| 15 | **Granite City—Rogers, AR**<br>2203 Promenade Blvd, Rogers, AR | DCM | Single member LLC | 100% | $ 165,000(1) |
| 16 | **Granite City—South Bend, IN**<br>University Park Mall, South Bend, IN | DCM | Single member LLC | 100% | $ 150,712(1) |
| 17 | **Granite City—Indianapolis, IN**<br>150 West 96th Street, Carmel, IN | DCM | Single member LLC | 100% | $ 175,665(1) |
| 18 | **Granite City—East Peoria, IL**<br>230 Conference Center Drive, E. Peoria, IL | GC Peoria, LLC | N/A | (2) | $ 468,300 |

(1) A Dunham entity is a party to a land lease for this location. Rent due to the land lease landlord is generally paid by our company to the Dunham entity, under the applicable agreement, and then paid by the Dunham entity to the land lease landlord. These amounts are not included in the annual rent presented herein.

(2) Mr. Dunham owns 100% of GC Rosedale, LLC.

(3) Peoria Holdings, LP owns 50% of GC Peoria, LLC. DEM is the general partner of and owns 10% of Peoria Holdings, LP. Mr. Dunham owns a 12.86% limited partnership interest in Peoria Holdings, LP.

*Equipment Lease Commitment*

In December 2007, we entered into an Equipment Lease Commitment with DHW relating to the lease of furniture, fixtures and equipment for our restaurants. Under the terms of the Equipment Lease Commitment, DHW agreed to purchase and lease to us equipment costing up to $16 million. Each five-year lease was for equipment costing a minimum of $0.8 million and a maximum of $1.25 million per restaurant, and had an interest rate equal to the DHW bank base rate plus 4.8%. Our company and DHW agreed upon a form of master equipment lease that provided, among other things, for a lease fee equal to 0.25% of the principal amount financed upon origination of each equipment lease. We had the option to purchase the leased equipment for $1.00 upon payment in full of all rent payments due under each lease.

While the Equipment Lease Commitment was outstanding, DHW purchased and leased to us equipment costing an aggregate of $16 million. The value of the equipment financed at each restaurant was approximately $1 million, and the annual interest rate on each lease ranged from 10.3% to 12.3%. As part of the October 2009 debt conversion transaction described below, the aggregate balance then outstanding on these leases of approximately $15 million was extinguished through the issuance of 4,666,666 shares of common stock and DHW conveyed to us all of the furniture, fixtures and equipment subject to financing lease arrangements between DHW and our company.

*Rent and Cash Flow Reductions*

In February 2009, we entered into a master agreement with the Dunham Entities to provide rent or other cash flow reductions to our company in the amount of $2.5 million for the calendar year 2009 and $1.5 million for calendar year 2010 (the "Master Agreement"). At the time of entering into the Master Agreement, DCM had an ownership interest in 16 of our restaurants. The Master Agreement provided that DCM would amend and restate applicable leases and subleases with our company to reflect negotiated rent reductions. We agreed to deem rent reductions received from non-Dunham landlords to be part of the above-referenced aggregate rent reductions for 2009 and 2010. As a part of the Master Agreement, DCM also agreed to amend its leases with us that were treated as capital leases for accounting purposes by reducing their terms to periods which would thereafter qualify the leases to be treated as operating leases in accordance with generally accepted accounting principles.

As part of the October 2009 debt conversion transaction described below, the parties entered into an amendment to the Master Agreement, under which the Dunham Entities agreed to use reasonable commercial efforts to seek rent reductions on real estate leases of up to $1.7 million in 2010 (rather than the above-referenced $1.5 million), and the Dunham Entities and the other entities who hold our leases who are affiliated with Dunham (the "Dunham landlords") amended their building leases. The amended terms were effective January 1, 2009, and in most cases the expiration date of the lease is December 31, 2018. We have determined that ten of the amended leases (including Rogers, Arkansas) qualify as operating leases and seven will remain capital leases. As a result of these amendments, we removed approximately $20 million of assets and $22 million of liabilities from our balance sheet. The resulting gain will be recognized over the life of the amended leases.

We also agreed to the following additional provisions: to provide DCM with financial information concerning our operations, including a monthly comparison of actual income and expense compared to budgeted income and expense; to allow DCM, for a period of two years or such earlier time that the Master Agreement shall have been terminated, to appoint a board observer who will have the right to attend board meetings; to provide for a chairman of our board of directors who is an independent director; to confirm our obligation to reimburse DCM for out-of-pocket losses incurred in the closing of the Rogers, Arkansas location and resulting from the decision not to build on the Troy, Michigan site, less net sales proceeds from any real estate or lease income associated with such sites; to refrain from developing any new restaurants in 2009 without the consent of DCM (which will not be unreasonably delayed or withheld), with the exception of the Indianapolis, Indiana restaurant; and to amend certain leases to provide that we will pledge to DCM the liquor license owned by us for such restaurant locations. Reimbursement of costs related to the Rogers, Arkansas and Troy, Michigan sites will be amortized and payable to DCM over a 60-month period commencing January 2011, at a 6% annual interest rate. Such reimbursement includes the carrying cost of the related land until its disposal.

In consideration of the agreements of DCM provided in the Master Agreement, we issued to the Dunham Entities a warrant to purchase 166,666 shares of our common stock at an exercise price of $1.584 per share, representing 110% of the closing price of our common stock on the trading date prior to the date of signing the Master Agreement.

*Debt Conversion*

In October 2009, we completed a debt conversion transaction (the "Transaction") with DHW as contemplated under the debt conversion agreement between our company and DHW dated September 21, 2009. In the Transaction, approximately $15 million of our indebtedness to DHW was converted into 4,666,666 shares of our company's common stock at a conversion price of approximately $3.24 per share. We obtained a waiver under the financial viability exception from NASDAQ to its shareholder approval requirements, so the Transaction was not subject to approval by our shareholders. The Transaction was approved, however, by a special committee of our company's independent directors, by our board of directors, and by our audit committee. As a result, DHW came to beneficially own approximately 63.4% of our common stock, which constituted a change in control of our company. Because of this change in control, our use of federal net operating loss carryforwards to offset future taxable income will be limited.

During the first year following closing, if the average bid price of our common stock for any period of 20 consecutive trading days equals or exceeds $4.28, we will have the right, exercisable on a one-time basis, to repurchase for $.006 per share an amount of the shares issued to DHW in the Transaction as would enable DHW to retain such issued shares having a market value of $20 million following such repurchase. The right may be triggered multiple times during the year, but may only be exercised once. If we were to exercise this right, such exercise would be considered an equity transaction reported as a reduction of shareholders' equity.

In connection with the closing of the Transaction, we entered into a number of ancillary agreements with DHW. In addition to the amendment to the Master Agreement discussed above, a Master Amendment to Leases was entered into by and among our company and the Dunham landlords. Under the Master Amendment to Leases, the Dunham landlords agreed to a limited deferral of 30% of the rent due under lease agreements between our company and the Dunham landlords. In addition, for all rent payments due on or after June 1, 2009 under restaurant leases with the Dunham landlords, rent has been deferred for one month. The deferred rents must be repaid upon the first to occur of (a) our completing a debt or equity financing in the amount of $2 million or (b) October 5, 2010. The monthly accrued and deferred rent is approximately $73,000 per month. In addition, the Dunham landlords waived any defaults or events of default existing under the leases as of October 5, 2009.

In addition, in connection with the Transaction, our company and three of our executive officers, Steven J. Wagenheim, James G. Gilbertson and Darius H. Gilanfar, entered into amendments to their existing employment agreements which provide that each will have employment through October 5, 2010, and will be entitled to severance benefits that include one year of base compensation if employment is terminated without cause, in addition to the balance of the one-year term, if terminated prior to the end of such term. The employment agreements are automatically extended for one-year terms unless either our company or the executive gives at least 60 days' notice to the other of an intent not to extend. In addition, Mr. Wagenheim's employment agreement was amended to reduce his severance benefit from 18 months to 12 months.

We also entered into a Registration Rights Agreement with DHW under which we granted DHW certain registration rights with respect to the shares that DHW received in the Transaction. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement with the SEC covering 777,777 of DHW's shares within 90 days of the closing date, and agreed, upon request by DHW and if DHW has sold the shares previously registered, to file registration statements covering 777,777 additional shares each six months thereafter. Under the Registration Rights Agreement, we are not obligated to file (a) more than six registration statements; (b) registration statements more frequently than every six months; or (c) any registration statement after October 5, 2012. The first of such resale registration statements became effective in February 2010.

In connection with the Transaction, Donald A. Dunham, Jr., Joel C. Longtin, Todd W. Hanson and John A. Pesicka (collectively, the "DHW nominees") became members of our board of directors. Mr. Pesicka resigned from our board in February 2010. David A. Timpe joined our board in March 2010 as Mr. Pesicka's replacement. Pursuant to our agreements with DHW, if any of the DHW nominees resign from our board before our 2010 Annual Meeting of Shareholders, DHW may designate a successor director for nomination by our corporate governance and nominating committee and appointment to our board, and our company will use reasonable commercial efforts to cause the committee to recommend such successor to fill such vacancy and to cause our board to elect such successor, all subject to the exercise of the directors' fiduciary duties to our company.

In connection with the Transaction we also entered into an amendment to the bridge loan agreement with Harmony (described below) which deferred the October 1, 2009 interest payment, modified the minimum net consolidated revenue covenant for the quarters ending September 29, 2009 and December 29, 2009, and waived any participation rights in the Transaction.

**Relationships and Transactions with Harmony**

In March 2009, we entered into a bridge loan agreement with a group of accredited investors to provide $1 million of partially convertible debt financing. The lead investors in the transaction were Harmony Equity Income Fund, L.L.C. and Harmony Equity Income Fund II, L.L.C. (collectively, "Harmony"). Eugene E. McGowan, one of our directors, is a member of and has a beneficial interest in both of the Harmony funds. The bridge loan was funded to the extent of $800,000 on March 30, 2009, with the balance of the bridge loan originally to be funded by April 30, 2009. The closing date on the remainder of the amount committed was extended by successive amendments through December 16, 2009. An amendment dated December 16, 2009, provided, among other things, that the amount to be loaned under the bridge loan agreement would be decreased to $800,000. The bridge loan is evidenced by notes bearing interest at 9% per annum. Pursuant to the amendment dated December 16, 2009, payment of principal and interest were restructured as follows. The principal amount outstanding under the loans is payable as follows: (i) six installments of $9,000 each are payable on January 1, 2010, and on the first day of each month thereafter including June 1, 2010; (ii) the remaining principal amount outstanding is payable in 12 equal monthly installments commencing on January 1, 2011 and on the first day of each month thereafter, with the final installment of any unpaid principal due on December 1, 2011. Interest accrued is treated as follows: (i) accrued and unpaid interest is added to the principal amount outstanding under the loans on July 1, 2009, October 1, 2009 and January 1, 2010; (ii) accrued interest is payable quarterly in arrears on April 1, 2010, October 1, 2010 and January 1, 2011; and (iii) accrued interest is payable monthly in arrears commencing on February 1, 2011 and on the first day of each month thereafter; with a final payment of any accrued and unpaid interest due on December 1, 2011 with the final payment of principal.

Mr. McGowan's interest in the transaction is through a family partnership which owns a 10% interest in Harmony Fund I, one-half of which is beneficially owned by Mr. McGowan. The extent of Mr. McGowan's interest in Harmony Fund II has not been determined. The Harmony funds are managed by McGowan Capital Group, which is owned by Mr. McGowan. Mr. McGowan who also has a 20% carried interest in the Harmony funds, which is a profits-only interest. Mr. McGowan has estimated his interest in the investments made by the Harmony Funds in our company at $50,000 as of the date of the investment. In addition, Joel C. Longtin, our Chairman of the Board, is a 5% member and on the board of directors of the McGowan Capital Group and is an officer and investor in the Harmony funds.

The notes are secured by a mortgage against the lease, and security agreements against personal property and intangibles, relating to our Sioux Falls, South Dakota restaurant, including a grant of the rights to use patents, trademarks and other intangibles associated with that restaurant. The notes may be prepaid upon 30 days prior notice without premium or penalty. The notes must also be paid if our company receives $4 million or more of proceeds from the sale of equity securities or securities convertible into equity securities. The notes must also be repaid in the event we default under the terms and conditions of the bridge loan, including the financial covenants set forth therein. Such covenants include maintaining minimum operating income before interest, taxes, depreciation and amortization from the Sioux Falls, South Dakota restaurant operations, and minimum consolidated revenue of our company, as provided in the bridge loan agreement. We have also agreed to (1) limitations on our ability to create liens against our property, other than in the ordinary course of business, (2) limitations on liens against the Sioux Falls, South Dakota restaurant which serves as collateral for the loan and (3) limitations on certain investments and indebtedness. The bridge loan provides for customary events of default which would give the investors the right to accelerate our indebtedness under the notes, including an adverse event affecting the Sioux Falls, South Dakota restaurant.

Up to 20% of each bridge note may be converted into common stock at a conversion price equal to $3.00 per share. In addition, we issued to the investors warrants for the purchase of an aggregate of 53,332 shares of common stock exercisable six months after the date of issuance at a price of $1.516 per share, or 110% of the closing price of our common stock on March 30, 2009. The notes and the warrants provide customary anti-dilution rights to the holders, including weighted average anti-dilution provisions for sales at less than the exercise or conversion prices thereof. We have also agreed that if our company proposes to issue new securities in excess of 1% of its outstanding shares prior to May 1, 2010, subject to the exceptions noted below, we will give the investors the right to purchase up to that portion of the new securities which equals the proportion of the number of securities purchasable upon conversion of notes and exercise of the warrants relative to our outstanding common stock as of March 30, 2009. The participation right is not applicable to certain categories of issuances, such as shares issuable pursuant to public offerings, mergers and acquisitions and options, warrants and other rights to purchase securities. We have also granted the investors certain rights to require us to register common stock acquired by them upon conversion of the notes or exercise of the warrants under the Securities Act on Form S-3 or include such shares in certain company registrations under the Securities Act, at our expense. Such securities were registered for resale pursuant to a registration statement that became effective in February 2010.

**Real Estate Interests of Other Directors**

Todd W. Hanson, one of our directors, is the owner of the Granite City restaurant building in Maple Grove, Minnesota. The annual base rent is $367,500, but Mr. Hanson has agreed to reduce the annual rent for each of the next two years to $307,500. Mr. Hanson also owns, through H.O. Holdings—Granite Valley, L.L.P., a 15% limited partnership interest in the GC Omaha Limited Partnership, which holds the lease of Granite City's Omaha, Nebraska location. The limited partnership made distributions in the amount of $2,025 and $6,150 to H.O. Holdings—Granite Valley, L.L.P. in 2009 and 2008, respectively.

Joel C. Longtin, our Chairman of the Board, holds a limited partnership interest in the GC Des Moines Limited Partnership, the partnership which holds the lease of our Des Moines, Iowa restaurant. Mr. Longtin received, directly and indirectly, an aggregate of $3,286 and $12,508 in distributions based on this interest in 2009 and 2008, respectively. John A. Pesicka, one of our former directors, also holds such a limited partnership interest and received the same distributions. Mr. Longtin also holds a limited partnership interest in the GC Holdings Limited Partnership, the partnership which holds the lease of our Zona Rosa, Kansas restaurant. Mr. Longtin received, directly and indirectly, an aggregate of $1,001 and $3,962 in distributions based on this interest during 2009 and 2008, respectively.

John A. Pesicka, one of our former directors, holds a limited partnership interest in the GC Lincoln Limited Partnership, the partnership which holds the lease of our Lincoln, Nebraska restaurant. Mr. Pesicka received, directly and indirectly, an aggregate of $810 and $3,128 in distributions based on this interest during 2009 and 2008, respectively.

**Personal Guaranties**

Steven J. Wagenheim, our President, Chief Executive Officer and one of our directors, has personally guaranteed certain of our leases and loan agreements. Our board of directors has agreed to compensate Mr. Wagenheim for his personal guaranties of equipment loans entered into in August 2003 and January 2004, and equipment leases entered into under our August 2006 lease financing agreement with Carlton Financial Corporation. The amount of annual compensation for each of these guaranties is 3% of the balance of the obligation and is calculated and accrued based on the weighted average daily balance of the obligation at the end of each monthly accounting period. During 2009 and 2008, we recorded $56,880 and $91,692 of such compensation in general and administrative expense, respectively, and paid $25,000 and $75,000 of such compensation, respectively.

**Consulting Services**

Darius H. Gilanfar, one of our named executive officers, is married to Heidi Martin Gilanfar, who serves as a human resources/marketing consultant to our company. We paid Ms. Gilanfar $140,800 and $143,895 for such services in 2009 and 2008, respectively.

**Director Independence**

Our board is comprised of a majority of "independent" directors as defined in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market. Our board has determined that our independent directors are Joel C. Longtin, Eugene E. McGowan, Bruce H. Senske and David A. Timpe. Steven J. Wagenheim, our President and Chief Executive Officer, Donald A. Dunham, Jr., the beneficial owner of approximately 64.3% of our common stock, and Todd W. Hanson, the owner of the Granite City restaurant building in Maple Grove, Minnesota, are not independent directors. Our board previously determined that John A. Pesicka, Arthur E. Pew III and Dermot F. Rowland, persons who each served as one of our directors during part of the last completed fiscal year, were independent directors.

Our board of directors has audit, compensation, corporate governance and nominating, and executive committees. Each of the key committees (audit, compensation, and corporate governance and nominating) consists solely of members who are independent as defined in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market. In addition, each member of the audit committee is independent as defined in Exchange Act Rule 10A-3 and each member of the compensation committee is a non-employee director and is an outside director under the rules of the SEC and the IRS, respectively. Further information regarding the independence of our directors for service on our board's committees appears in Item 10 of this report.

### Item 14. Principal Accountant Fees and Services

#### Audit and Non-Audit Fees

The following table presents fees for audit and other services provided by Schechter, Dokken, Kanter, Andrews & Selcer, Ltd. for the fiscal years 2009 and 2008.

| | Year Ended | |
|---|---|---|
| | December 29, 2009 | December 30, 2008 |
| Audit fees(1) | $131,187 | $121,012 |
| Audit-related fees(2) | 24,548 | 13,375 |
| Tax fees(3) | 20,740 | 21,460 |
| Total Fees | $176,475 | $155,847 |

(1) Audit fees consist of fees for the audit of our company's financial statements and review of financial statements included in our company's quarterly reports. Audit fees for 2009 included assistance with SEC comment letters, Form S-3 and other regulatory filings.

(2) Audit-related fees primarily include the audit of our company's 401(k) plan. Included in 2009 were costs related to the review of lease modifications.

(3) Tax fees consist of fees for the preparation of federal and state income tax returns.

#### Pre-Approval Policies and Procedures

All services provided by our independent registered public accounting firm, Schechter, Dokken, Kanter, Andrews & Selcer, Ltd., are subject to pre-approval by our audit committee. The audit committee has authorized each of its members to approve services by our independent registered public accounting firm in the event there is a need for such approval prior to the next full audit committee meeting. Any interim approval given by an audit committee member must be reported to the audit committee no later than its next scheduled meeting. Before granting any approval, the audit committee (or a committee member, if applicable) gives due consideration to whether approval of the proposed service will have a detrimental impact on the independence of our independent registered public accounting firm. The audit committee pre-approved all services provided by Schechter, Dokken, Kanter, Andrews & Selcer, Ltd. in fiscal year 2009.

## PART IV

**Item 15. Exhibits and Financial Statement Schedules.**

(a) See Index to Consolidated Financial Statements on page F-1 and Index to Exhibits on page E-1.

(b) See Index to Exhibits on page E-1.

(c) Not applicable.

## SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 21, 2010.

GRANITE CITY FOOD & BREWERY LTD.

By /s/ STEVEN J. WAGENHEIM

Steven J. Wagenheim
*President and Chief Executive Officer*
*(Principal Executive Officer)*

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant, and in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ STEVEN J. WAGENHEIM<br>Steven J. Wagenheim | President, Chief Executive Officer and Director (Principal Executive Officer) | April 21, 2010 |
| /s/ JAMES G. GILBERTSON<br>James G. Gilbertson | Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) | April 21, 2010 |
| *<br>Joel C. Longtin | Chairman | |
| *<br>Donald A. Dunham, Jr. | Director | |
| *<br>Todd W. Hanson | Director | |
| *<br>Eugene E. McGowan | Director | |
| *<br>Bruce H. Senske | Director | |
| *<br>David A. Timpe | Director | |
| *By /s/ JAMES G. GILBERTSON<br>James G. Gilbertson<br>*Attorney-in-Fact* | | April 21, 2010 |

(This page has been left blank intentionally.)

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors
Granite City Food & Brewery Ltd.
Minneapolis, Minnesota

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Granite City Food & Brewery Ltd. as of December 29, 2009 and December 30, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 29, 2009. We also have audited Granite City Food & Brewery Ltd.'s internal control over financial reporting as of December 29, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Granite City Food & Brewery Ltd.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report On Internal Control Over Financial Reporting." Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Granite City Food & Brewery Ltd. as of December 29, 2009 and December 30, 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 29, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Granite City Food & Brewery Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

/s/ Schechter, Dokken, Kanter, Andrews & Selcer Ltd.

Minneapolis, Minnesota
March 22, 2010

## GRANITE CITY FOOD & BREWERY LTD.
## CONSOLIDATED BALANCE SHEETS

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| ASSETS: | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,743,599 | $ 2,652,411 |
| Inventory | 832,135 | 773,468 |
| Prepaids and other | 563,284 | 473,343 |
| Total current assets | 3,139,018 | 3,899,222 |
| Prepaid rent, net of current portion | 303,763 | 456,644 |
| Property and equipment, net | 51,336,414 | 76,251,463 |
| Intangible and other assets | 1,242,761 | 1,503,336 |
| Total assets | $ 56,021,956 | $ 82,110,665 |
| LIABILITIES AND SHAREHOLDERS' EQUITY: | | |
| Current liabilities: | | |
| Accounts payable | $ 2,497,858 | $ 2,000,812 |
| Accrued expenses | 6,300,053 | 5,962,487 |
| Accrued exit or disposal activities, current portion | 133,195 | 19,999 |
| Deferred rent, current portion | 1,356,391 | 203,062 |
| Deferred gain, current portion | 273,607 | — |
| Long-term debt, current portion | 389,391 | 320,697 |
| Capital lease obligations, current portion | 718,470 | 3,201,829 |
| Total current liabilities | 11,668,965 | 11,708,886 |
| Accrued exit or disposal activities, net of current portion | 2,005,468 | 822,494 |
| Deferred rent, net of current portion | 3,398,193 | 2,817,593 |
| Deferred gain, net of current portion | 1,991,859 | — |
| Long-term debt, net of current portion | 2,122,120 | 1,668,134 |
| Capital lease obligations, net of current portion | 27,507,051 | 62,616,992 |
| Total liabilities | 48,693,656 | 79,634,099 |
| Shareholders' equity:* | | |
| Common stock, $0.01 par value, 15,000,000 shares authorized; 7,366,217 and 2,699,551 shares issued and outstanding at December 29, 2009 and December 30, 2008, respectively | 73,662 | 26,996 |
| Additional paid-in capital | 58,409,379 | 43,979,355 |
| Accumulated deficit | (51,154,741) | (41,529,785) |
| Total shareholders' equity | 7,328,300 | 2,476,566 |
| Total liabilities and shareholders' equity | $ 56,021,956 | $ 82,110,665 |

* All shareholders' equity information, including share and per share information, reflects the Company's one-for-six share combination (Note 3).

The accompanying notes are an integral part of the consolidated financial statements.

## GRANITE CITY FOOD & BREWERY LTD.
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended | |
|---|---|---|
| | December 29, 2009 | December 30, 2008 |
| Restaurant revenues | $85,849,048 | $ 96,294,344 |
| Cost of sales: | | |
| Food, beverage and retail | 23,557,063 | 29,035,558 |
| Labor | 30,052,771 | 35,429,340 |
| Direct restaurant operating | 12,892,914 | 14,260,116 |
| Occupancy | 6,983,445 | 6,200,309 |
| Total cost of sales | 73,486,193 | 84,925,323 |
| Pre-opening | 211,252 | 1,663,894 |
| General and administrative | 7,575,730 | 10,880,289 |
| Depreciation and amortization | 6,805,073 | 6,568,536 |
| Exit or disposal activities | 1,798,401 | 1,271,307 |
| Other | 202,027 | 146,360 |
| Operating loss | (4,229,628) | (9,161,365) |
| Interest: | | |
| Income | 2,279 | 28,788 |
| Expense | (5,397,607) | (6,648,487) |
| Net interest expense | (5,395,328) | (6,619,699) |
| Net loss | $(9,624,956) | $(15,781,064) |
| Loss per common share, basic* | $ (2.53) | $ (5.85) |
| Weighted average shares outstanding, basic* | 3,802,206 | 2,699,005 |

* All shareholders' equity information, including share and per share information, reflects the Company's one-for-six share combination (Note 3).

The accompanying notes are an integral part of the consolidated financial statements.

## GRANITE CITY FOOD & BREWERY LTD.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY*

| | Common stock shares | Par value | Additional paid-in capital | Accumulated deficit | Shareholders' equity |
|---|---|---|---|---|---|
| Balance on December 25, 2007 .... | 2,693,068 | $26,931 | $43,399,150 | $(25,748,721) | $ 17,677,360 |
| Compensation expense on options .. | | | 546,223 | | 546,223 |
| Common shares issued upon exercise of options .................. | 2,500 | 25 | 34,025 | | 34,050 |
| Common shares issued upon exercise of warrants .................. | 3,983 | 40 | (43) | | (3) |
| Net loss ..................... | | | | (15,781,064) | (15,781,064) |
| Balance on December 30, 2008 .... | 2,699,551 | 26,996 | 43,979,355 | (41,529,785) | 2,476,566 |
| Compensation expense on options .. | | | 205,582 | | 205,582 |
| Warrants issued for rent concessions and long-term debt ........... | | | 207,171 | | 207,171 |
| Issuance of common stock to extinguish debt............... | 4,666,666 | 46,666 | 14,017,271 | | 14,063,937 |
| Net loss ..................... | | | | (9,624,956) | (9,624,956) |
| Balance on December 29, 2009 .... | 7,366,217 | $73,662 | $58,409,379 | $(51,154,741) | $ 7,328,300 |

* All shareholders' equity information, including share and per share information, reflects the Company's one-for-six share combination (Note 3).

The accompanying notes are an integral part of the consolidated financial statements.

## GRANITE CITY FOOD & BREWERY LTD.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended | |
|---|---|---|
| | December 29, 2009 | December 30, 2008 |
| Cash flows from operating activities: | | |
| Net loss | $(9,624,956) | $(15,781,064) |
| Adjustments to reconcile net loss to net cash Provided by (used in) operating activities: | | |
| Depreciation and amortization | 6,674,551 | 6,520,398 |
| Other amortization | 130,522 | 48,138 |
| Stock warrant/option expense | 205,582 | 546,223 |
| Non-cash interest expense | 358,084 | — |
| Loss on disposal of property and equipment | 202,027 | 146,360 |
| Loss on exit or disposal activities | 1,296,169 | 977,550 |
| Deferred rent | 1,884,097 | 635,670 |
| Changes in operating assets and liabilities: | | |
| Inventory | (58,667) | 53,902 |
| Prepaids and other | (32,079) | 104,021 |
| Accounts payable | 342,243 | (290,050) |
| Accrued expenses | 221,866 | (511,407) |
| Net cash provided by (used in) operating activities | 1,599,439 | (7,550,259) |
| Cash flows from investing activities: | | |
| Purchase of: | | |
| Property and equipment | (669,685) | (3,435,975) |
| Intangible and other assets | (277,689) | (433,233) |
| Net cash used in investing activities | (947,374) | (3,869,208) |
| Cash flows from financing activities: | | |
| Payments on capital lease obligations | (1,622,851) | (1,760,798) |
| Proceeds from capital leases | 1,000,000 | 9,000,000 |
| Payments on long-term debt | (312,149) | (278,205) |
| Proceeds from long-term debt | 800,000 | — |
| Net (costs) proceeds from issuance of stock | (1,425,877) | 34,046 |
| Net cash (used in) provided by financing activities | (1,560,877) | 6,995,043 |
| Net decrease in cash | (908,812) | (4,424,424) |
| Cash and cash equivalents, beginning | 2,652,411 | 7,076,835 |
| Cash and cash equivalents, ending | $ 1,743,599 | $ 2,652,411 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ 5,374,580 | $ 6,479,097 |
| Cash paid for state minimum fees | $ 8,765 | $ 8,293 |
| Supplemental disclosure of non-cash investing and financing activities: | | |
| Land, buildings and equipment acquired under capital lease agreements | $ 2,938,266 | $ 8,526,868 |
| Intangible asset acquired under long-term debt agreement | $ — | $ 250,000 |
| Property and equipment and intangibles purchased and included in accounts payable | $ 154,803 | $ 1,337,582 |
| Capital lease liabilities extinguished upon the execution of lease amendments | $23,434,420 | $ — |
| Capital lease liabilities and accrued interest extinguished upon the issuance of stock, net of issuance costs | $15,604,035 | $ — |

The accompanying notes are an integral part of the consolidated financial statements.

## 1. Summary of significant accounting policies

### Background

Granite City Food & Brewery Ltd. (the "Company") develops and operates Modern American casual dining restaurants known as Granite City Food & Brewery®. The restaurant theme is upscale casual dining with a wide variety of menu items that are prepared fresh daily, combined with freshly brewed hand-crafted beers finished on-site. The Company opened its first Granite City restaurant in St. Cloud, Minnesota in July 1999 and has since expanded to other Midwest markets. As of December 29, 2009, the Company operated 26 restaurants in 11 states. The Company also operates a centralized beer production facility which is used to provide raw material support to its restaurants to create consistent quality and operational efficiencies in the production of its proprietary beer. The Company believes that this brewing process improves the economics of microbrewing as it eliminates the initial stages of brewing and storage at multiple locations. In 2007, the Company was granted a patent by the United States Patent Office for its brewing process.

### Principles of consolidation and basis of presentation

During 2009, the Company did not meet its internal budget primarily due to declining revenue caused by a deteriorating economy. In June 2009, the Company announced the hiring of MorrisAnderson in an effort to restructure its debt and leases. In October 2009, the Company completed a debt conversion transaction (the "Transaction") with DHW Leasing, L.L.C. ("DHW"), its primary source of financing for furniture, fixtures and equipment, as contemplated under the Debt Conversion Agreement between the Company and DHW dated September 21, 2009. In the Transaction, approximately $15 million of the Company's indebtedness to DHW was converted into 4,666,666 shares of the Company's common stock at a conversion price of approximately $3.24 per share. As a result, DHW and affiliated parties came to beneficially own an aggregate of 64.8% of the Company's common stock, which constituted a change in control of the Company. In connection with the Transaction, the parties entered into a number of ancillary agreements which include, but are not limited to, lease amendments, deferred lease payments and an agreement to seek to obtain further rent reductions (Note 3). Additionally, in December 2009, the Company entered into an amendment to the bridge loan agreement with Harmony Equity Income Fund, L.L.C. and Harmony Equity Income Fund II, L.L.C. (collectively, "Harmony") which provided, among other things, that the amount to be loaned under a bridge loan agreement be decreased to $800,000 from $1.0 million and that all principal payments be extended through 2011 (Note 9). As of December 29, 2009, the loan had been funded to $800,000.

The Company believes this restructuring has improved its balance sheet by reducing aggregate indebtedness and better positions the Company to operate its business. The Company's ability to fund its operations in future periods will depend upon its future operating performance, and more broadly, achieving budgeted revenue and operating margins, and on the availability of equity and debt financing, all of which will be affected by prevailing economic conditions in the retail and casual dining industries and other factors, which may be beyond the Company's control. The amount of any such required funding would depend upon the Company's ability to generate working capital. If the future operating performance is below expectations and management determines it needs to raise capital, there can be no assurance that the Company will obtain financing on favorable terms or at all. If the Company raises additional capital through the issuance and sale of equity securities, the securities may be issued at prices below the market price of its stock, and its shareholders may suffer significant dilution. Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict the Company's ability to operate and grow its business, and would cause it to incur

**1. Summary of significant accounting policies (Continued)**

additional interest expense and financing costs. If cash flow from operations are insufficient to fund expected capital needs, or if the Company's needs are greater than anticipated and the Company is unable to obtain additional capital, its business and results of operations will be materially and adversely affected.

The Company's consolidated financial statements include the accounts and operations of the Company and its subsidiary corporation under which its four Kansas locations are operated. Fifty percent of the stock of the subsidiary corporation is owned by a resident of Kansas. Granite City Restaurant Operations, Inc., a wholly-owned subsidiary of the Company, owns the remaining 50% of the stock of the subsidiary corporation. The resident-owner of the stock of that entity has entered into a buy-sell agreement with the subsidiary corporation providing, among other things, that transfer of the shares is restricted and that the shareholder must sell his shares to the subsidiary corporation upon certain events, or any event that disqualifies the resident-owner from owning the shares under applicable laws and regulations of the state. The Company has entered into a master agreement with the subsidiary corporation that permits the operation of the restaurants and leases to the subsidiary corporation the Company's property and facilities. The subsidiary corporation pays all of its operating expenses and obligations, and the Company retains, as consideration for the operating arrangements and the lease of property and facilities, all the net profits, as defined, if any, from such operations. The foregoing ownership structure was set up to comply with the licensing and ownership regulations related to microbreweries within the state of Kansas. The Company has determined that such ownership structure will cause the subsidiary corporation to be treated as a variable interest entity in which the Company has a controlling financial interest for the purpose, pursuant the Financial Accounting Standards Board's ("FASB") accounting guidance on accounting for variable interest entities. As such, the subsidiary corporation is consolidated with the Company's financial statements and the Company's financial statements do not reflect a minority ownership in the subsidiary corporation. Also included in the Company's consolidated financial statements are other wholly-owned subsidiaries. All references to the Company in these notes to the consolidated financial statements relate to the consolidated entity, and all intercompany balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America and regulations of the Securities and Exchange Commission ("SEC") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Significant estimates include estimates related to asset lives and gift card liability. Actual results could differ from these estimates.

Fiscal year

The Company utilizes a 52/53-week fiscal year ending on the last Tuesday in December for financial reporting purposes. Fiscal year 2009 consisted of 52 weeks while fiscal year 2008 consisted of 53 weeks.

**1. Summary of significant accounting policies (Continued)**

Cash and cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Inventory

Inventory, consisting of food, beverages, retail items and beer production supplies, is stated at the lower of cost or market and determined using the first-in, first-out (FIFO) method.

Prepaid expenses and other current assets

The Company has cash outlays in advance of expense recognition for items such as rent, insurance, fees and service contracts. All amounts identified as prepaid expenses and other current assets are expected to be utilized during the twelve-month period after the balance sheet dates presented.

Property and equipment

Property and equipment (Note 5) is recorded at cost and depreciated over the estimated useful lives of the assets. Leasehold improvements are depreciated over the term of the related lease or the estimated useful life, whichever is shorter. Depreciation and amortization of assets held under capital leases and leasehold improvements are computed on the straight-line method for financial reporting purposes.

The estimated useful lives are as follows:

| | |
|---|---|
| Computer software | 3 years |
| Furniture and restaurant equipment | 3 - 8 years |
| Brewery equipment | 20 years |
| Building and leasehold improvements | 10 - 20 years |

The Company accumulates the cost of architecture fees and equipment it has purchased, but not yet placed in service in its construction-in-progress account. Such equipment includes, but is not limited to, kitchen equipment, audio visual equipment, brewing equipment, computers and technical equipment.

Management reviews property and equipment, including leasehold improvements for impairment when events or circumstances indicate these assets might be impaired pursuant to the FASB accounting guidance on accounting for the impairment or disposal of long-lived assets. The Company's management considers such factors as the Company's history of losses and the disruptions in the overall economy in preparing an analysis of its property, including leasehold improvements, to determine if events or circumstances have caused these assets to be impaired. Management bases this assessment upon the carrying value versus the fair market value of the asset and whether or not that difference is recoverable. Such assessment is performed on a restaurant-by-restaurant basis and includes other relevant facts and circumstances including the physical condition of the asset. If management determines the carrying value of the restaurant assets exceeds the projected future undiscounted cash flows, an impairment charge would be recorded to reduce the carrying value of the restaurant assets to their fair value. The Company does not believe there are any unrecorded impairments with respect to its property and equipment.

**1. Summary of significant accounting policies (Continued)**

Intangible and other assets

Intangible assets (Note 6) are recorded at cost and reviewed annually for impairment. Included in intangible assets are trademarks for which registrations continue indefinitely. However, the Company expects that the value derived from these trademarks will decrease over time, and therefore amortizes them under the straight-line method over 20 years. Also included in intangible assets are transferable liquor licenses that were purchased through open markets in jurisdictions with a limited number of authorized liquor licenses. These liquor licenses are renewable every year if the Company complies with basic applicable rules and policies governing the sale of liquor in the respective states. As a result, the Company expects the cash flows from these licenses to continue indefinitely. Because there is an observable market for transferable liquor licenses and the Company expects them to generate cash flow indefinitely, pursuant to the FASB guidance on intangible assets, the Company does not amortize capitalized liquor licenses as they have indefinite lives. The cost of non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are not capitalized, but rather expensed as incurred. The annual renewal fees for each of the Company's liquor licenses, whether capitalized or expensed, are nominal and are expensed as incurred.

Included in other assets are security deposits and deferred loan costs. Deferred loan costs are amortized straight-line over the term of the financing agreements which does not differ materially from the effective interest method of amortizing such costs.

Leases and deferred rent payable

The Company leases substantially all of its restaurant properties. Leases are accounted for under the FASB guidance on accounting for leases. For leases that contain rent escalation clauses, the Company records the total rent payable during the lease term and recognizes expense on a straight-line basis over the initial lease term, including the "build-out" or "rent-holiday" period where no rent payments are typically due under the terms of the lease. Any difference between minimum rent and straight-line rent is recorded as deferred rent payable (Note 8). Additionally, contingent rent expense based on a percentage of revenue is accrued and recorded to the extent it is expected to exceed minimum base rent per the lease agreement, based on estimates of probable levels of revenue during the contingency period. Deferred rent payable also includes a tenant improvement allowance the Company received, which is being amortized as a reduction of rent expense also on a straight-line basis over the initial term of the lease.

Revenue recognition

Revenue is derived from the sale of prepared food and beverage and select retail items. Revenue is recognized at the time of sale and is reported on the Company's consolidated statements of operations net of sales taxes collected. Revenue derived from gift card sales is recognized at the time the gift card is redeemed. Until the redemption of gift cards occurs, the outstanding balances on such cards are included in accrued expenses in the accompanying consolidated balance sheets. The Company periodically recognizes gift card breakage which represents the portion of its gift card obligation for which management believes the likelihood of redemption by the customer is remote, based upon historical redemption patterns. Such amounts are included as a reduction to general and administrative expense.

**1. Summary of significant accounting policies (Continued)**

Pre-opening costs

Pre-opening costs are expensed as incurred and include direct and incremental costs incurred in connection with the opening of each restaurant's operations. Pre-opening costs consist primarily of travel, food and beverage, employee payroll and related training costs. Pre-opening costs also include non-cash rental costs under operating leases incurred during a construction period pursuant to the FASB guidance on accounting for rental costs incurred during a construction period.

Advertising costs

Advertising costs are expensed as incurred. Total amounts incurred during fiscal years 2009 and 2008 were $1,025,450 and $675,731, respectively. Advertising costs are included as a component of direct restaurant operating expense when the costs are specific to a particular restaurant or market, or in corporate-level general and administrative expense when the costs are not specific to a given restaurant.

Income taxes

The Company utilizes the liability method of accounting for income taxes. Deferred tax assets and liabilities are computed at each balance sheet date for temporary differences between the consolidated financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates in effect in the years in which the temporary differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets to the amounts that will more likely than not be realized (Note 11). Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

Stock-based compensation

The Company measures and recognizes all stock-based compensation under the fair value method using the Black-Scholes option-pricing model. Share-based compensation expense recognized is based on awards ultimately expected to vest, and as such, it is reduced for estimated or actual forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company used the following assumptions within the Black-Scholes option-pricing model for fiscal years 2009 and 2008:

| | 2009 | 2008 |
|---|---|---|
| Dividend yield | None | None |
| Expected volatility | 66.3% - 96.8% | 40.5% - 66.3% |
| Expected life of option | 10 years | 10 years |
| Risk-free interest rate | 2.3% - 3.8% | 2.2% - 4.3% |

Net loss per share

Basic net loss per share is computed based on the weighted average number of shares of common stock outstanding during the fiscal year. Diluted net loss per share is not presented since the effect would be anti-dilutive due to the losses. Calculations of the Company's net loss per common share for

**1. Summary of significant accounting policies (Continued)**

the years ended December 29, 2009 and December 30, 2008 reflect the Company's one-for-six share combination (Note 3) and are set forth in the following table:

| | Year Ended | |
|---|---|---|
| | December 29, 2009 | December 30, 2008 |
| Net loss | $(9,624,956) | $(15,781,064) |
| Loss per common share, basic | $ (2.53) | $ (5.85) |
| Weighted average shares outstanding, basic | 3,802,206 | 2,699,005 |

Stock options and warrants for the purchase of 758,599 shares at December 29, 2009 and stock options and warrants for the purchase of 606,985 shares at December 30, 2008, were not used for the calculation of loss per common share or weighted average shares outstanding on a fully diluted basis.

Recently issued accounting standards

In June 2009, the FASB approved the FASB Accounting Standards Codification ("the Codification") as the single source of authoritative nongovernmental GAAP. All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the SEC, have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification became effective for interim or annual periods ending after September 15, 2009, and impacts the Company's financial statement disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification.

In June 2009, the FASB issued new accounting guidance which amends certain guidance for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. This guidance is effective for the first annual reporting period beginning after November 15, 2009, with earlier adoption prohibited. The Company does not anticipate any material impact on its consolidated financial statements.

In May 2009, the FASB issued new accounting guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued ("subsequent events"). This guidance requires disclosure of the date through which the entity has evaluated subsequent events and the basis for that date. For public entities, this is the date the financial statements are issued. This guidance does not apply to subsequent events or transactions that are within the scope of other GAAP and will not result in significant changes in the subsequent events reported by the Company. This guidance became effective for interim or annual periods ending after June 15, 2009. In February 2010, the FASB issued Accounting Standards Codification (ASC) No. 2010-09 that rescinded the requirement for public companies to disclose the date through which subsequent events were evaluated. See Note 16 for a discussion of subsequent events.

**1. Summary of significant accounting policies (Continued)**

In April 2009, the FASB issued new accounting guidance related to interim disclosures about the fair values of financial instruments. This guidance requires disclosures about the fair value of financial instruments for interim reporting periods, as well as annual reporting periods and is effective for all interim and annual reporting periods ending after June 15, 2009. The adoption of this guidance did not impact the Company's consolidated financial statements.

In April 2008, the FASB issued new accounting guidance related to the determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under earlier FASB guidance related to goodwill and other intangible assets. This change is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. This guidance became effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this guidance did not impact the Company's consolidated financial statements.

**2. Fair value of financial instruments**

At December 29, 2009 and December 30, 2008, the fair value of cash and accounts payable approximates their carrying value due to the short-term nature of the instruments. The fair value of the capital lease obligations and long-term debt is estimated at its carrying value based upon current rates available to the Company.

**3. Significant transactions**

Reverse stock split

On December 29, 2009, the Company's board of directors approved a one-for-six share combination of its common stock which became effective on January 13, 2010. As a result of this reverse stock split, every six shares of the Company's common stock that were issued and outstanding as of January 13, 2010 were automatically combined into one issued and outstanding share without any change in the par value of such shares, and the number of authorized but unissued shares of the Company's common stock was proportionally reduced. A proportionate adjustment was also made to the Company's outstanding stock options and warrants. No fractional shares were issued in connection with this reverse stock split, but rather shareholders who were entitled to fractional shares received cash in lieu of receiving fractional shares. All references within this document to loss per share reflect this reverse stock split. Additionally, the number of common shares, stock options and warrants, and the price per common share, stock option and warrant, reflect this reverse stock split.

**3. Significant transactions (Continued)**

Debt conversion transaction

On October 5, 2009, the Company completed the Transaction with DHW, its primary source of financing for furniture, fixtures and equipment, as contemplated under the Debt Conversion Agreement between the Company and DHW dated September 21, 2009. In the Transaction, approximately $15 million of the Company's indebtedness to DHW was converted into 4,666,666 shares of the Company's common stock at a conversion price of approximately $3.24 per share. The Company obtained a waiver under the financial viability exception from NASDAQ to its shareholder approval requirements, so the Transaction was not subject to approval by the Company's shareholders. The Transaction was approved by a special committee of the Company's independent directors, by its board of directors, and by its audit committee under the Company's related person transaction policy. As a result, DHW and affiliated parties came to beneficially own an aggregate of 64.8% of the Company's common stock, which constituted a change in control of the Company. Because of this change in control, the Company's use of federal net operating loss carryforwards to offset future taxable income will be limited. The Company recorded approximately $1.7 million of issuance costs related to the Transaction as a reduction to equity.

During the first year following closing, if the average bid price of the Company's common stock for any period of 20 consecutive trading days equals or exceeds $4.28, the Company will have the right, exercisable on a one-time basis, to repurchase for $.006 per share an amount of the shares issued to DHW in the Transaction as would enable DHW to retain such issued shares having a market value of $20.0 million following such repurchase. The right may be triggered multiple times during the year, but may only be exercised once. If the Company were to exercise this right, such exercise would be considered an equity transaction reported as a reduction of shareholders' equity pursuant to the FASB accounting guidance on equity instruments.

In connection with the closing of the Transaction, the parties entered into a number of ancillary agreements. Amendment No. 1 to a master agreement entered into in February 2009, with Dunham Capital Management, L.L.C. ("DCM"), DHW and Dunham Equity Management, L.L.C. ("DEM") (collectively, with Mr. Dunham, the "Dunham Entities"), which originally provided for rent or other cash flow reductions to the Company in the amount of $2.5 million for calendar year 2009 and $1.5 million for calendar year 2010 (the "Master Agreement"), amends the Master Agreement to provide the agreed-upon rent reductions in 2009 and agreed to use reasonable commercial efforts to seek rent reductions on real estate leases of up to $1.7 million on leases for properties controlled by Donald A. Dunham, Jr., the affiliated Dunham entities (collectively "the Dunham Landlords") and properties not controlled by the Dunham Landlords.

In connection with the Transaction, a Master Amendment to Leases was entered into by and among the Company and the Dunham Landlords. Under the Master Amendment to Leases, the Dunham Landlords agreed to a limited deferral of 30% of the rent due under lease agreements between the Company and the Dunham Landlords. In addition, for all rent payments due on or after June 1, 2009 under restaurant leases with the Dunham Landlords, rent has been deferred for one month. The deferred rents must be repaid upon the first to occur of (a) the Company completing a debt or equity financing in the amount of $2.0 million or (b) upon the first anniversary of closing. The accrued and deferred rent is approximately $73,000 per month. In addition, the Dunham Landlords waived any defaults or events of default existing under the leases as of the closing date.

**3. Significant transactions (Continued)**

The parties also entered into a Registration Rights Agreement under which the Company granted DHW certain registration rights with respect to the shares that DHW received in the Transaction. Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement with the SEC covering 777,777 of DHW's shares within 90 days of the closing date, and agreed, upon request by DHW and if DHW has sold the shares previously registered, to file registration statements covering 777,777 additional shares each six months thereafter. Under the Registration Rights Agreement, the Company is not obligated to file (a) more than six registration statements; (b) registration statements more frequently than every six months; or (c) any registration statement more than three years after the closing date. As part of the Transaction, the Company recorded a $172,179 liability for costs related to these future filings. The first of such resale registration statements became effective in February 2010.

In connection with the Transaction, the Company and three of its executive officers, Steven J. Wagenheim, James G. Gilbertson and Darius H. Gilanfar, entered into amendments to their existing employment agreements (Note 12). The Company also entered into an amendment to the bridge loan agreement with Harmony which deferred the October 1, 2009 interest payment, modified the minimum net consolidated revenue covenant for the quarters ended September 29, 2009 and December 29, 2009, and waived any participation rights in the Transaction (Note 9).

**4. Restaurant closing and asset impairment charges**

Rogers, Arkansas

In August 2008, the Company ceased operations at its Rogers, Arkansas restaurant. Since opening in October 2007, the restaurant failed to generate positive cash flow and had approximately $1.4 million of net loss. Management believes the closure of this restaurant has allowed the Company to focus its capital and personnel resources on its other restaurants in order to increase future operating efficiencies and cash flow. The Company is working to find a replacement tenant or terminate the lease for this location which, as amended, expires December 31, 2018. Costs incurred in connection with this closure include one-time benefits to employees who were involuntarily terminated of $57,681, costs incurred for early contract termination of $4,578 and costs to close and maintain the facility of $726,755. During the third quarter of 2008, the Company recorded a non-cash impairment charge of $135,057 related to the write-off of the carrying value of the restaurant equipment at the Rogers location. The amount of this write-off is equal to the difference between the net book value of the equipment and the expected future cash flows generated by leasing the equipment to a replacement tenant. Until the Company is able to find a replacement tenant, it will incur ongoing costs such as utilities, landscape and maintenance and general liability insurance. In accordance with the FASB guidance on accounting for costs associated with exit or disposal activities, the Company recorded a non-cash lease termination liability of $852,146 based on management's estimate of the fair value of these obligations at the time of the closing of the restaurant. This required management to estimate the present value of the future minimum lease obligations offset by the estimated sublease rentals that could be reasonably obtained for the property. In October 2009, the Company entered into an amendment to the lease for this location. In conjunction with such amendment, the Company recorded an additional $910,542 non-cash lease termination liability to reflect the changes in the lease terms. As of December 29, 2009, the annual lease payments for the Roger's site were $405,000 and the ongoing costs to maintain the property were approximately $7,500 per month. As of December 29, 2009, the

**4. Restaurant closing and asset impairment charges (Continued)**

Company's future undiscounted cash payments under the terms of this lease were approximately $4.0 million.

Troy, Michigan

In May 2008, the Company entered into a 20-year net lease agreement relating to the restaurant it had planned to open in Troy, Michigan. However, in February 2009, the Company decided not to build on that site, and as part of an agreement with the Dunham Entities, the Company will reimburse DCM for any out-of-pocket expenses incurred, including the carrying cost of the related land, less net proceeds from the sale of the real estate or lease income associated with the site (Note 12). As of December 29, 2009, the carrying cost of the land approximated $16,000 per month. Such expenses will be amortized and payable to DCM over a 60-month period commencing January 2011, at a 6% annual interest rate. The Company's management has concluded that as of December 29, 2009, it is probable that the Company will need to reimburse DCM approximately $438,000 of such costs in addition to the $6,975 it reimbursed DCM in fiscal year 2009. Pursuant to the FASB guidance on accounting for contingencies, the Company has included $444,975 in "exit or disposal activities" on its consolidated statements of operations and $438,000 "accrued exit or disposal activities" on its balance sheet.

The costs related to the closing of the Rogers restaurant and the decision not to build the Troy restaurant aggregated approximately $1,798,401 in fiscal year 2009 and are reflected on the Company's consolidated statements of operations as "exit or disposal activities". The following is a reconciliation of the beginning and ending balances of exit or disposal activities:

| | |
|---|---|
| Accrued exit or disposal costs at December 25, 2007 | $ — |
| Costs incurred and charged to expense | 1,145,903 |
| Payments | (293,757) |
| Amortization of sublease liability | (9,653) |
| Accrued exit or disposal costs at December 28, 2008 | 842,493 |
| Costs incurred and charged to expense | 1,850,774 |
| Payments | (502,231) |
| Amortization of sublease liability | (52,373) |
| Accrued exit or disposal costs at December 29, 2009 | $2,138,663 |

**5. Property and equipment**

Property and equipment, including that under capital leases (Note 10), consisted of the following:

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| Land | $ 18,000 | $ 18,000 |
| Buildings | 31,311,399 | 54,991,656 |
| Leasehold improvements | 9,444,418 | 9,117,667 |
| Equipment and furniture | 33,536,306 | 31,877,053 |
| Construction in progress* | 108,868 | 642,579 |
| | 74,418,991 | 96,646,955 |
| Less accumulated depreciation | (23,082,577) | (20,395,492) |
| | $ 51,336,414 | $ 76,251,463 |

* Construction in progress includes the following approximate amounts for items yet to be placed in service:

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| Prototype/Leasehold improvements for future locations | $96,400 | $187,400 |
| Building and equipment at future locations | — | $255,200 |
| Equipment at current locations | $12,400 | $199,900 |

**6. Intangible and other assets**

Intangible assets and other assets consisted of the following:

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| Intangible assets: | | |
| Liquor licenses | $ 760,865 | $ 760,865 |
| Trademarks | 160,193 | 140,141 |
| Other: | | |
| Deferred loan costs | 386,083 | 243,421 |
| Security deposits | 233,146 | 539,187 |
| | 1,540,287 | 1,683,614 |
| Less accumulated amortization | (297,526) | (180,278) |
| | $1,242,761 | $1,503,336 |

In each of the next five years, management expects to incur $8,010 of amortization expense relative to trademarks.

**7. Accrued expenses**

Accrued expenses consisted of the following:

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| Payroll and related | $1,863,688 | $1,770,802 |
| Deferred revenue from gift card sales | 2,304,312 | 1,971,477 |
| Sales taxes payable | 606,051 | 619,377 |
| Interest | 269,076 | 568,777 |
| Real estate taxes | 580,879 | 536,290 |
| Deferred registration costs | 172,179 | — |
| Other | 503,868 | 495,764 |
| | $6,300,053 | $5,962,487 |

**8. Deferred rent payable**

Under the terms of the lease agreement the Company entered into regarding its Lincoln property, the Company received a lease incentive of $450,000, net. This lease incentive was recorded as a deferred rent payable and is being amortized to reduce rent expense over the initial term of the lease using the straight-line method. Rent expense was reduced by $30,000 in fiscal year 2009 and in fiscal year 2008. The deferred rent incentive balance at December 29, 2009 and December 30, 2008 was $298,889 and $328,889, respectively.

Also included in deferred rent payable is the difference between minimum rent payments and straight-line rent over the initial lease term including the "build out" or "rent-holiday" period. Additionally, certain of the Company's landlords have agreed to defer a portion of the payments due them until future years. This deferral is offset in part by the fair value of the warrants issued in consideration of such rent reductions (Note 12). Contingent rent expense, which is based on a percentage of revenue, is also recorded to the extent it exceeds minimum base rent per the lease agreement. Deferred rent payable consisted of:

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| Difference between minimum rent and straight-line rent | $3,251,235 | $2,633,912 |
| Deferred rent payments, net of $150,166 warrant value | 1,140,843 | — |
| Contingent rent expected to exceed minimum rent | 63,617 | 57,854 |
| Tenant improvement allowance | 298,889 | 328,889 |
| | $4,754,584 | $3,020,655 |

**9. Long-term debt**

As of December 29, 2009, the Company had three long-term loans outstanding with First National Bank ("FNB"), an independent financial institution in Pierre, South Dakota, the proceeds of which it used to purchase assets at its Fargo, North Dakota; Des Moines and Davenport, Iowa restaurants. These loans are secured by the tangible personal property and fixtures at the respective locations and

**9. Long-term debt (Continued)**

are guaranteed by Steven J. Wagenheim, the Company's president, chief executive officer and one of its directors (Note 12).

In August 2008, the Company issued a promissory note to an Indiana general partnership in the amount of $250,000. The note was issued to secure the liquor license for the Company's restaurant located in South Bend, Indiana.

On March 30, 2009, the Company entered into a bridge loan agreement with Harmony, a group of accredited investors, to provide $1.0 million of partially convertible debt financing. The Company's Chairman, Eugene E. McGowan, is a member of, and has a beneficial interest in Harmony. The transaction was approved by the Company's Audit Committee as a transaction with a related person. The bridge loan was funded to the extent of $800,000 on March 30, 2009, with the balance of the bridge loan originally to be funded by April 30, 2009. The closing date on the remainder of the amount committed was extended by reason of successive amendments through December 16, 2009. An amendment to the agreement dated December 16, 2009, provided among other things, that the amount loaned under the bridge loan agreement would be decreased to $800,000 from $1.0 million. The bridge loan is evidenced by notes bearing interest at 9.0% per annum, payable pursuant to the amendment as follows:

(a) The principal amount outstanding under the loans shall be payable as follows: (i) six installments of $9,000 each shall be payable on January 1, 2010, and on the first day of each month thereafter including June 1, 2010; (ii) the remaining principal amount outstanding shall be payable in 12 equal monthly installments commencing on January 1, 2011 and on the first day of each month thereafter, with the final installment of any unpaid principal due on December 1, 2011.

(b) Interest accrued shall be treated as follows: (i) accrued and unpaid interest shall be added to the principal amount outstanding under the loans on July 1, 2009, October 1, 2009 and January 1, 2010; (ii) accrued interest shall be payable quarterly in arrears on April 1, 2010, July 1, 2010, October 1, 2010 and January 1, 2011; and (iii) accrued interest shall be payable monthly in arrears commencing on February 1, 2011 and on the first day of each month thereafter; with a final payment of any accrued and unpaid interest due on December 1, 2011 with the final payment of principal.

The notes are secured by a mortgage against the lease, and security agreements against personal property and intangibles relating to the Company's Sioux Falls, South Dakota restaurant, including a grant of the rights to use patents, trademarks and other intangibles associated with that restaurant. The notes may be prepaid upon 30 days prior notice without premium or penalty. The notes must also be paid if the Company receives $4.0 million or more of proceeds from the sale of equity securities or securities convertible into equity securities. The notes must also be repaid in the event the Company defaults under the terms and conditions of the bridge loan, including the financial covenants set forth therein. Such covenants include maintaining minimum operating income before interest, taxes, depreciation and amortization from the Sioux Falls, South Dakota restaurant operations, and minimum consolidated revenue of the Company, as provided in the bridge loan agreement. Up to 20% of each bridge note may be converted into common stock at a conversion price equal to $3.00 per share.

**9. Long-term debt (Continued)**

In addition, the Company issued to Harmony warrants for the purchase of an aggregate of 53,332 shares of common stock exercisable six months after date of issuance at a price of $1.52 per share, or 110% of the closing price of the Company's stock on March 30, 2009. The notes and the warrants provide customary anti-dilution rights to the holders, including weighted average anti-dilution provisions for sales at less than the exercise or conversion prices thereof. The Company has also agreed that if it proposes to issue new securities in excess of 1.0% of its outstanding shares prior to May 1, 2010, subject to the exceptions noted below, it will give the investors the right to purchase up to that portion of the new securities which equals the proportion of the number of securities purchasable upon conversion of notes and exercise of the warrants relative to the Company's outstanding stock as of March 30, 2009. The participation right is not applicable to certain categories of issuances, such as shares issuable pursuant to public offerings, mergers and acquisitions and options, warrants and other rights to purchase securities. The Company has also granted the investors certain rights to require the Company to file a registration statement with the SEC covering the common stock acquired by them upon conversion of the notes or exercise of the warrants, or include such shares in certain company registrations, at the expense of the Company.

The Company determined the fair value of the warrants issued in the first quarter of 2009 to be $43,299 using the Black Scholes pricing model assuming: (i) a weighted average risk-free interest rate of 1.72%, (ii) an expected warrant life of five years, (iii) expected stock volatility of 73.86% and (iv) no expected dividend yield. Pursuant to the FASB guidance on accounting for convertible debt and debt issued with stock purchase warrants, the Company allocated the fair value of the warrants to paid-in capital and the remainder of the proceeds to long-term debt. The value of these warrants is being expensed as additional interest over the term of the related loan.

**9. Long-term debt (Continued)**

As of December 29, 2009 and December 30, 2008, the balances, interest rates and maturity dates of our long-term debt were as follows:

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| Des Moines (FNB) | | |
| Balance | $ 94,865 | $ 226,802 |
| Annual interest rate | 5.5% | 10.25% |
| Maturity date | 8/27/2010 | 8/27/2010 |
| Davenport (FNB)* | | |
| Balance | $ 148,828 | $ 272,081 |
| Annual interest rate | 10.25% | 10.25% |
| Maturity date | 1/6/2011 | 1/6/2011 |
| Fargo (FNB) | | |
| Balance | $1,187,349 | $1,239,948 |
| Annual interest rate | 8.75% | 8.75% |
| Maturity date | 8/15/11 | 8/15/11 |
| South Bend (Liquor license) | | |
| Balance | $ 245,640 | $ 250,000 |
| Annual interest rate | 8.00% | 8.00% |
| Maturity date | 9/30/23 | 9/30/23 |
| Harmony (Bridge loan) | | |
| Balance | $ 856,479 | $ — |
| Annual interest rate | 9.00% | N/A |
| Maturity date | 12/1/11 | N/A |

* As of January 7, 2010, the interest rate on the FNB note secured by assets at the Davenport location was reset to 5.5%

Future maturities of long-term debt, exclusive of interest, are as follows:

| Year ending: | |
|---|---|
| 2010 | $ 403,199 |
| 2011 | 1,891,893 |
| 2012 | 4,263 |
| 2013 | 4,617 |
| 2014 | 5,000 |
| Thereafter | 224,189 |
| | $2,533,161 |

During the years ended December 29, 2009 and December 30, 2008, the Company incurred $264,716 and $182,351, respectively, in interest expense related to long-term debt.

**10. Leases**

Capital leases

As of December 29, 2009, the Company operated 15 restaurants under capital lease agreements, of which one expires in 2019, one in 2020, one in 2021, two in 2022, two in 2023, three in 2024, two in 2026 and three in 2027, all with renewable options for additional periods. Thirteen of these lease agreements originated with the Dunham Landlords. Under certain of the leases, the Company may be required to pay additional contingent rent based upon restaurant sales. At the inception and the amendment date of each of these leases, the Company evaluated the fair value of the land and building separately pursuant to the FASB guidance on accounting for leases. The land portion of these leases is classified as an operating lease while the building portion of these leases is classified as a capital lease because its present value was greater than 90% of the estimated fair value at the beginning or amendment date of the lease and/or the lease term represents 75% or more of the expected life of the property.

The Company also has a land and building lease agreement for its beer production facility. This ten-year lease allows the Company to purchase the facility at any time for $1.00 plus the unamortized construction costs. Because the construction costs will be fully amortized through payment of rent during the base term, if the option is exercised at or after the end of the initial ten-year period, the option price will be $1.00. As such, the lease, including land, is classified as a capital lease.

In May 2008, the Company entered into a 20-year net lease agreement relating to the restaurant it had planned to open in Troy, Michigan. However, in February 2009, the Company decided not to build on that site, and as part of an agreement with the Dunham Entities, the Company will reimburse DCM for any out-of-pocket expenses incurred less net proceeds from the sale of the real estate or lease income associated with the site (Note 4 and Note 12).

The Company entered into a lease agreement in 2001 for the equipment and leasehold improvements at its St. Cloud, Minnesota and Sioux Falls, South Dakota restaurants and for equipment at its beer production facility. Such lease was paid in full in 2008. The annual interest rate on this lease which was personally guaranteed by Steven J. Wagenheim, the Company's president, chief executive officer and one of its directors, and a former director of the Company, was approximately 6.8%.

In August 2006, the Company entered into a master lease agreement with Carlton Financial Corporation ("Carlton") pursuant to which it could "finance lease" up to $3.0 million of equipment purchases for three restaurant locations. Subsequently, the Company entered into three lease schedules and amendments to this master lease, pursuant to which it began leasing equipment for an initial lease term ranging from 36 to 39 months. The value of the equipment financed at each of the three locations ranges from approximately $0.8 million to $1.1 million and the annual interest rate on each ranges from 12.9% to 19.6% annually. In February 2009 and again in August 2009, the Company entered into amendments to the three lease schedules of its master lease agreement with Carlton consolidating the three schedules into one, reducing the monthly payments and extending the terms of the lease schedules by approximately two years. Pursuant to the amendments, the Company may purchase Carlton's interest in all, but not less than all, of the equipment for a purchase price equal to 15% of the original cost of the equipment. Steven J. Wagenheim, the Company's president, chief executive officer and one of its directors, was required to personally guarantee payments to be made to Carlton under the lease financing and the Company's board of directors agreed to compensate him for such guarantee (Note 12).

**10. Leases (Continued)**

In June 2007, the Company entered into a lease for an energy optimization system at its Maple Grove, Minnesota restaurant for approximately $30,000. This five-year lease commenced June 28, 2007, carries an annual interest rate of approximately 11.9% and contains a bargain purchase option.

In December 2007, the Company entered into an Equipment Lease Commitment with DHW, relating to the lease of furniture, fixtures and equipment for current and future restaurants. Under the terms of the Equipment Lease Commitment, DHW agreed to purchase and lease to the Company equipment costing up to $16.0 million. Each five-year lease had an interest rate equal to the DHW bank base rate plus 4.8%. The Company and DHW agreed upon a form of Master Equipment Finance Lease that provided, among other things, for a lease fee equal to 0.25% of the principal amount financed upon origination of each equipment lease. The Company had the option to purchase the leased equipment for $1.00 upon payment in full of all rent payments due under each lease. As of March 2009, DHW had purchased and leased to the Company equipment costing $16.0 million under the agreement. During the first quarter of 2009, the Company financed the equipment at two of its restaurants, aggregating approximately $2.0 million, under the terms and conditions of this lease. Of such financing, $1.0 million was the result of a sale-leaseback transaction with DHW for which the Company received cash proceeds. This sale-leaseback transaction met one or more criteria for treatment as a capital lease pursuant to the FASB guidance on accounting for leases. Because the Company retained substantially all the benefits and risks incident to the ownership of the property sold, the Company considered this sale-leaseback transaction merely a financing pursuant to the FASB guidance on accounting for sales with leasebacks. As such, the Company did not recognize any gain or loss on the transaction and included it as a financing activity on its consolidated statement of cash flows. As part of the Transaction entered into in October 2009, the aggregate balance remaining of approximately $15 million on all these leases was extinguished through the issuance of 4,666,666 shares of our common stock (Note 3).

Included in property and equipment as of December 29, 2009 are the following assets held under capital leases:

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| Land | $ 18,000 | $ 18,000 |
| Building | 31,311,398 | 54,991,656 |
| Equipment and leasehold improvements | 3,365,588 | 17,588,649 |
| | 34,694,986 | 72,598,305 |
| Less accumulated depreciation | (7,374,244) | (9,600,913) |
| | $27,320,742 | $62,997,392 |

Amortization expense related to the assets held under capital leases is included with depreciation expense on the Company's statements of operations.

Operating leases

The land portions of the 15 property leases referenced above, 13 lease agreements of which originated with the Dunham Landlords, are classified as operating leases because the fair value of the land was 25% or more of the leased property at the inception of each lease. All scheduled rent

**10. Leases (Continued)**

increases for the land during the initial term of each lease are recognized on a straight-line basis. In addition to such property leases, the Company has obligations under the following operating leases:

The Company operates nine restaurants under operating lease agreements with the Dunham Landlords. As a part of the Master Agreement entered into in February 2009, DCM agreed to amend its building leases with the Company that were then treated as capital leases for accounting purposes by reducing their terms to periods which would thereafter qualify the leases to be treated as operating leases in accordance with generally accepted accounting principles (Note 12). As part of the Transaction entered into in October 2009, the Dunham Landlords amended such leases. The Company determined that the amended leases of these nine restaurants qualify as operating leases pursuant to the FASB guidance on accounting for leases. Of such leases, one expires in 2016, one in 2017 and seven in 2018.

In January 2001, the Company entered into a 20-year operating lease for the land upon which the Company built its Fargo, North Dakota restaurant. Under the lease terms, the Company is obligated to annual rent of $72,000 plus percentage rent based upon restaurant sales.

In August 2005, the Company entered into a 38-month lease agreement for office space for its corporate offices. The lease commenced October 1, 2005. In November 2007 and again in December 2009, the Company entered into amendments to such lease to include additional space and rent reduction. Pursuant to the amended lease, which expires in November 2011, annual rent is $72,115 with scheduled annual increases throughout the term of the lease. Such scheduled rent increases are recognized on a straight-line basis over the term of the lease.

In November 2005, the Company entered into an agreement for a facility in Minneapolis, Minnesota which was used as a test kitchen. This lease commenced November 1, 2005. In October 2008, the Company exercised a three-year option on this lease which, as extended, was to expire in October 2011. However, in August 2009, the Company entered into an agreement to terminate the lease. Pursuant to the termination agreement, the Company was required to pay rent through August 2009 plus an additional $11,064, which is equivalent to three months of lease payments.

In March 2006, the Company entered into a lease agreement for the land and building for its St. Louis Park, Minnesota restaurant. Rental payments for this lease are $148,625 annually. This operating lease expires in 2016 with renewal options for additional periods.

In August 2008, the Company ceased operations at its restaurant in Rogers, Arkansas (see Note 4). However, the Company is currently bound by the terms of this lease agreement entered into under the terms specified in the development agreement with DCM as amended in October 2009. Pursuant to an agreement with the Dunham Entities described in Note 12, the Company will reimburse DCM for any out-of-pocket expenses incurred less net proceeds from the sale of the real estate or lease income associated with this site. The lease, as amended, is classified as an operating lease as it does not meet the requirements for a capital lease.

**10. Leases (Continued)**

Minimum future lease payments under all capital and operating leases are as follows:

| Year ending: | Capital Leases | Operating Leases |
|---|---|---|
| 2010 | $ 3,967,600 | $ 6,157,762 |
| 2011 | 4,239,212 | 6,193,918 |
| 2012 | 3,862,399 | 6,178,243 |
| 2013 | 3,777,451 | 6,359,692 |
| 2014 | 3,833,182 | 6,455,975 |
| Thereafter | 37,770,250 | 37,335,867 |
| Total minimum lease payments | 57,450,094 | $68,681,457 |
| Less amount representing interest | (29,224,573) | |
| Present value of net minimum lease payments | 28,225,521 | |
| Less current portion | (718,470) | |
| Long-term portion of obligations | $ 27,507,051 | |

Rental expense for the years ended December 29, 2009 and December 30, 2008 on all operating leases was $4,443,652 and $3,870,559, respectively. Included in rent expense at December 29, 2009 and December 30, 2008, was $49,434 and $96,433, respectively, of contingent rent expense based on revenue.

At December 29, 2009, the annual implicit interest rates on the land and building leases were between 6.9% and 15.6%. The annual interest rates on the building improvements and equipment leases were between 11.9% and 19.6%. The average interest rate on the building capital leases was 10.3%. Interest expense on these leases was $5,132,891 and $6,466,136 for the years ending December 29, 2009 and December 30, 2008, respectively. Total future minimum lease payments do not include contingent rent that is based on restaurant sales.

**11. Income taxes**

The income tax provision allocated to continuing operations consists of the following:

| | Year Ended | |
|---|---|---|
| | December 29, 2009 | December 30, 2008 |
| Deferred income taxes: | | |
| Federal | $ 4,039,829 | $ 4,934,491 |
| State | (84,493) | 1,166,154 |
| Deferred income tax benefit | 3,955,336 | 6,100,645 |
| Net change to valuation allowance | (3,955,336) | (6,100,645) |
| Total income tax provision | $ — | $ — |

**11. Income taxes (Continued)**

A reconciliation of the federal income tax provision at the statutory rate with actual taxes provided on loss from continuing operations is as follows:

| | 2009 | 2008 |
|---|---|---|
| Ordinary federal income tax statutory rate | 34.00% | 34.00% |
| Limitation on tax assets | −34.00% | −34.00% |
| Taxes provided | 0.00% | 0.00% |

Temporary differences giving rise to the deferred tax asset consist primarily of the excess of share-based compensation for financial reporting purposes over the amount for tax purposes, deferred rent expensed for financial reporting purposes but expensed when paid for tax purposes, general business credit carryforwards and net operating loss carryforwards. Temporary differences giving rise to the deferred tax liability consist primarily of the excess of amortization and depreciation expense for tax purposes over the amount for financial reporting purposes and small wares capitalized for financial reporting purposes but expensed for tax purposes.

At December 29, 2009, for income tax return purposes, the Company had federal net operating loss carryforwards, net of section 382 limitations, of approximately $8,840,000. The Company also had federal general business credit carryforwards, net of section 383 limitations, of approximately $3,461,000. These carryforwards are limited due to a change in control of the Company during 2009 and, if not used, portions of these carryforwards will begin to expire in 2020.

Deferred taxes were calculated using enacted tax rates of 34% for federal and an estimate based on the mix of income and applicable rates by jurisdiction for state. In the year ended December 29, 2009, the state estimate was 6.7%.

The components of deferred tax assets and liabilities are as follows:

| | Year Ended | |
|---|---|---|
| | 2009 | 2008 |
| Deferred tax assets: | | |
| Share-based compensation | $ 892,734 | $ 858,466 |
| Net operating loss carryforwards | 13,731,625 | 12,504,910 |
| General business credit carryforwards | 3,460,766 | 1,080,468 |
| Deferred rent payable | 1,481,807 | 763,248 |
| Other future deductible items | 1,153,373 | 585,571 |
| | 20,720,305 | 15,792,663 |
| Deferred tax liabilities: | | |
| Amortization | (73,280) | (54,467) |
| Property and equipment | (1,014,961) | (104,899) |
| Small wares | (665,809) | (622,378) |
| | (1,754,050) | (781,744) |
| Net deferred tax assets | 18,966,255 | 15,010,919 |
| Valuation allowance | (18,966,255) | (15,010,919) |
| Net deferred tax assets net of valuation allowance | $ — | $ — |

**11. Income taxes (Continued)**

The Company has determined, based upon its history, that it is probable that future taxable income may be insufficient to fully realize the benefits of the net operating loss carryforwards and other deferred tax assets. As such, the Company has determined that a full valuation allowance is needed at this time.

**12. Commitments and contingencies**

Rent Reductions

In February 2009, the Company entered into the Master Agreement with the Dunham Entities to provide rent or other cash flow reductions to the Company. The Master Agreement, which was amended as part of the Transaction, provides such reductions in the amount of $2.5 million for calendar year 2009 and $1.7 million for calendar year 2010. The Master Agreement provided that the DCM would amend and restate applicable leases and subleases with the Company to reflect negotiated rent reductions. As a part of the Master Agreement, DCM agreed to amend its building leases with the Company that were then treated as capital leases for accounting purposes by reducing their terms to periods which would thereafter qualify the leases to be treated as operating leases in accordance with generally accepted accounting principles. As part of the Transaction entered into in October 2009, the Dunham Landlords amended their building leases (Note 3). The amended terms were effective January 1, 2009, and in most cases the expiration date of the lease is December 31, 2018. The Company has determined that ten of the amended leases qualify as operating leases pursuant to the FASB guidance on accounting for leases, and seven will remain capital leases. As a result of these amendments, the Company removed approximately $20 million of assets and $22 million of liabilities from its balance sheet. Upon the conversion of two of these leases, an aggregated loss of approximately $106,000 was included in the Company's 2009 operating loss. Upon the conversion of eight of these leases, a gain of approximately $2.3 million in aggregate was recorded as deferred gain on the Company's balance sheet and is being recognized as operating income over the life of the amended leases. Additionally, the Company agreed to reimburse DCM for any out-of-pocket costs that DCM incurs due to the closing of the Rogers, Arkansas location and the decision not to build on the Troy, Michigan site, reduced by net sales proceeds from the sale of any real estate or lease income associated with such sites. Reimbursement of costs related to these sites will be amortized and payable to DCM over a 60-month period commencing January 2011, at a 6% annual interest rate. Such reimbursement includes the carrying cost of the related land until its disposal.

In consideration of the agreements DCM provided in the Master Agreement, the Company issued to the Dunham Entities a warrant to purchase 166,666 shares of common stock of the Company at an exercise price of $1.58 per share, representing 110% of the closing price of the Company's common stock on the trading date prior to the date of signing the Master Agreement. The value of these warrants of $136,495 is being amortized over a ten-year period, which is term of the majority of the underlying lease agreements.

The Company subsequently entered into agreements with certain other of its landlords for rent reductions. Such rent reductions are deemed to be part of the above-referenced $4.2 million of rent reductions. In consideration of such rent reductions, the Company has issued five-year warrants to purchase the Company's common stock to such landlords. At the time of issuance, the aggregate number of shares underlying such warrants was 34,362 and the weighted average exercise price was

**12. Commitments and contingencies (Continued)**

$1.68 per share. The value of these warrants of $29,792 is being amortized over the underlying lease terms.

The Company measured and recognized the value of the warrants issued to the Dunham Entities and certain of its other landlords referenced above under the fair value method. The fair value of the warrants at date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions: (i) a weighted average risk-free interest rate of 1.79% - 2.48%, (ii) an expected warrant life of five years, (iii) expected stock volatility of 70.30% - 95.90% and (iv) no expected dividend yield.

Litigation

From time to time, lawsuits are threatened or filed against the Company in the ordinary course of business. Such lawsuits typically involve claims from customers, former or current employees, and others related to issues common to the restaurant industry. A number of such claims may exist at any given time. Although there can be no assurance as to the ultimate disposition of these matters, it is management's opinion, based upon the information available as of March 18, 2010, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the results of operation, liquidity or financial condition of the Company.

Employment agreements

The Company has entered into employment agreements with Steven J. Wagenheim, its president and chief executive officer; James G. Gilbertson, its chief financial officer; and Darius H. Gilanfar, its chief operating officer, providing for their employment on an at-will basis. Each agreement, as amended in October 2009, provides that the executive will have employment for a term of one year following the closing of the Transaction, and will be entitled to severance benefits that include one year of base compensation if his employment is terminated without cause or for good reason, as defined therein, in addition to the balance of the one-year term, if terminated prior to the end of such term. Each employment agreement is automatically extended for a one-year term unless either the Company or the executive gives at least 60 days' notice to the other of an intent not to extend. The agreements also provide for a base annual salary which may be increased by the Company's board of directors, incentive compensation as determined by the Company's compensation committee from time to time, and participation in the Company's other employee benefit plans. In addition, each agreement includes change in control provisions that entitle the executive to receive severance pay equal to 12 months of salary if there is a change in control of the Company and his employment terminates without cause or for good reason, as defined in the agreement. Each executive has also agreed to certain nondisclosure provisions during the term of his employment and any time thereafter, and certain non-competition, non-recruitment and/or non-interference provisions during the term of his employment and for a certain period thereafter. As of March 5, 2010, the current annual base salaries in effect for such executives under the foregoing employment agreements were as follows: Mr. Wagenheim ($300,000), Mr. Gilbertson ($225,000), and Mr. Gilanfar ($202,860).

**12. Commitments and contingencies (Continued)**

Related party guarantees

One of the Company's directors and one former director have personally guaranteed certain of the Company's leases and loan agreements. The Company's board of directors has agreed to compensate Steven J. Wagenheim, the Company's president, chief executive officer and one of its directors, for his personal guaranties of equipment loans entered into in August 2003, January 2004 and August 2006. The amount of annual compensation is for each of these guarantees is 3% of the balance of the obligation and is calculated and accrued based on the weighted average daily balances of the obligation at the end of each monthly accounting period. During fiscal years 2009 and 2008, the Company recorded $56,880 and $91,692 of such compensation in general and administrative expense, respectively, and paid $25,000 and $75,000 of such compensation, respectively.

In December 2007, the Company entered into an Equipment Lease Commitment and Master Equipment Lease with DHW, relating to the lease of furniture, fixtures and equipment for current and future restaurants. Mr. Wagenheim had a 10.2% interest in DHW and personally guaranteed 20% of DHW's indebtedness to its lenders. However, he was not entitled to receive from DHW cash distributions from its operations, or the sale, disposition or financing of its assets, or any other form of fee, dividend, charges or distribution from DHW arising out of his ownership interest in DHW or his guaranty of its debt. Concurrent with the Company's entry into the Transaction, an agreement was reached among the members of DHW for the termination of Mr. Wagenheim's interest in DHW. He is no longer obligated to guaranty any of DHW's obligations to banks. Mr. Wagenheim is not entitled to receive any of the shares of common stock issued to DHW or any other benefit from the Transaction. Furthermore, Mr. Wagenheim did not receive a guarantee fee or other payment from the Company in connection with the equipment lease financing from DHW.

Development agreement

In April 2008, the Company entered into a development agreement with United Properties Investment LLC ("United Properties") for the development of up to 22 restaurants to be built between 2009 and 2012. United Properties will be responsible for all costs related to the land and building of each restaurant. The development agreement provides for a cooperative process between United Properties and the Company's management for the selection of restaurant sites and the development of restaurants on those sites and scheduling for the development and construction of each restaurant once a location is approved. The annual lease rate for fee-simple land and building developments will be 9.5% and the Company will have the right of first offer to purchase these restaurants. Additionally, in the event United Properties sells one of the buildings that it develops for the Company at an amount in excess of the threshold agreed to by the parties in the agreement, then the Company will share in the profits of that sale. The Company assumes no liability in the event United Properties sells a building at a loss. The Company is not bound to authorize the construction of restaurants during that time period, but generally cannot use another developer to develop or own a restaurant as long as the development agreement is in effect. The Company can, however, use another developer if United Properties declines to build a particular restaurant.

**12. Commitments and contingencies (Continued)**

Purchase Commitments

The Company has entered into contracts through 2014 with certain suppliers of raw materials (primarily hops) for minimum purchases both in terms of quantity and in pricing. As of December 29, 2009, the Company's future obligations under such contracts aggregated approximately $1.3 million.

**13. Common stock warrants**

In November 2002, the Company completed a private placement of Series A Convertible Preferred Stock and warrants to purchase common stock. As part of the agreement between the Company and its private placement agents, the agents received warrants to purchase an aggregate of 48,100 shares of common stock at an exercise price of $9.48 per share, expiring in 2008. During fiscal year 2008, the Company issued 3,983 shares of common stock upon the cashless exercise of the remaining warrants for the purchase of an aggregate of 12,305 shares of common stock. No agent warrants relating to this private placement remain outstanding.

In May 2003, the Company entered into a two-year financial advisory services agreement. As part of the agreement between the Company and the financial consultant, the consultant received five-year warrants to purchase an aggregate of 5,832 shares of common stock at exercise prices ranging from $17.10 to $32.40 per share. On May 12, 2008, all such warrants expired unexercised.

In September 2004, the Company entered into a securities purchase agreement with certain accredited investors for the sale of approximately $8.5 million of common stock and warrants. Under this agreement, the Company issued five-year warrants for the purchase of 174,307 shares of common stock at an exercise price of $30.00 per share. As part of this private placement, the Company sold to its placement agents, for $100, five-year warrants to purchase an aggregate of 21,788 shares of common stock at an exercise price of $30.00 per share. Such warrant agreements with the investors and placement agents for this transaction contained certain anti-dilution provisions. Pursuant to these provisions, the number of shares purchasable upon exercise of these warrants and the related purchase price both required adjustment upon the issuance of warrants, at an exercise price less than the thresholds set forth in the security purchase agreement, to certain of the Company's landlords and Harmony (Note 9 and Note 12). As a result of the issuance of common stock in October 2009 as part of the Transaction, further anti-dilution adjustments were required. The resulting number of shares purchasable under all such warrants became approximately 396,981 and the weighted average exercise price became $14.82 per share. All such warrants expired unexercised in fiscal year 2009.

In October 2005, the Company entered into a securities purchase agreement with certain accredited investors for the sale of approximately $5.34 million of common stock and warrants. Under this agreement, the Company issued five-year warrants for the purchase of 36,960 shares of common stock at an exercise price of $39.00 per share to such investors and five-year warrants for the purchase of 9,239 shares of common stock at an exercise price of $39.00 to the Company's placement agent. Such warrant agreements with the investors and placement agents for this transaction contain certain anti-dilution provisions. Pursuant to these provisions, the number of shares purchasable upon exercise of these warrants and the related purchase price both required adjustment upon the issuance of warrants, at an exercise price less than the thresholds set forth in the security purchase agreement, to certain of the Company's landlords and Harmony (Note 9 and Note 12). The exercise price of each existing warrant was multiplied by a fraction, the numerator of which was the sum of the number of shares of common stock outstanding immediately prior to the issuance of warrants to the landlords and

**13. Common stock warrants (Continued)**

Harmony, plus the number of shares of common stock which the offering price for such shares of common stock would purchase at the closing price of our common stock on the closing date of this securities purchase agreement, and the denominator of which was the sum of the number of shares of common stock outstanding immediately prior to such issuance plus the number of such new securities so issued. As a result of the issuance of common stock in October 2009 as part of the Transaction, further anti-dilution adjustments were required. The resulting number of shares purchasable under these warrants is 110,956 and the exercise price is $16.24 per share.

In consideration of rent reduction agreements entered into with certain of its landlords, the Company issued five-year warrants to purchase the Company's common stock to such landlords. The aggregate number of shares underlying such warrants was 201,028 shares and the weighted average exercise price was $1.60 per share. Pursuant to the provisions of such agreements, the number of shares purchasable upon exercise of these warrants and the related purchase price both required adjustment upon the issuance of warrants, at an exercise price less than the exercise price of the landlord warrants, to Harmony (Note 9). The exercise price of each warrant issued prior to the issuance of the Harmony warrants was multiplied by a fraction, the numerator of which was the sum of the number of shares of common stock outstanding immediately prior to the issuance of warrants to Harmony, plus the number of shares of common stock which the offering price for such shares of common stock would purchase at the warrant exercise price in effect immediately prior to such issuance, and the denominator of which was the sum of the number of shares of common stock outstanding immediately prior to such issuance plus the number of such new securities so issued. As a result of these adjustments, the number of shares purchasable under these warrants at December 29, 2009 was 201,125 and the weighted average exercise price was $1.60 per share. As of December 29, 2009, none of such warrants had been exercised.

Pursuant to the Harmony bridge loan agreement entered into in March 2009, the Company issued to the investors warrants for the purchase of an aggregate of 53,332 shares of common stock at a price of $1.52 per share. Such warrants became exercisable September 30, 2009, and remained unexercised at December 29, 2009.

A summary of the status of the Company's stock warrants is presented in the table below:

| | Number of common stock shares | Weighted average exercise price per share | Warrants exercisable |
|---|---|---|---|
| Outstanding December 25, 2007 | 260,434 | $30.54 | 260,434 |
| Issued | — | — | |
| Exercised | (12,305) | 9.48 | |
| Expired | (5,833) | 22.38 | |
| Outstanding December 30, 2008 | 242,296 | 31.74 | 242,296 |
| Issued | 254,457 | 1.58 | |
| Anti-dilution adjustments | 265,641 | N/A | |
| Exercised | — | — | |
| Expired | (396,981) | 14.82 | |
| Outstanding December 29, 2009 | 365,413 | $16.24 | 365,413 |

**14. Stock option plans**

In July 1997, the Company adopted the 1997 Stock Option Plan for employees and non-employees, including consultants to the Company, to purchase the Company's common stock at an exercise price that equals or exceeds the fair market value on the date of grant. As of December 29, 2009, options to purchase 2,082 shares of common stock were outstanding under the plan, which expired July 28, 2007. All options outstanding under this plan are fully vested and are exercisable for ten years from the date of grant.

As of December 29, 2009, options to purchase 30,000 shares of common stock were outstanding under the 1997 Director Stock Option Plan, which expired July 29, 2007. All such options are fully vested and exercisable for five years from the date of grant. On May 2, 2007, the Company's board of directors agreed that until the adoption of any future equity plan for non-employee directors, awards of stock options for the purchase of 2,500 shares of common stock per year, exercisable for a period of ten years, should be made to each non-employee director on the anniversary of his election to the board under the 2002 Equity Incentive Plan.

In August 2002, the Company adopted the 2002 Equity Incentive Plan, now known as the Amended and Restated Equity Incentive Plan, for employees, prospective employees, officers and members of the Company's board of directors, as well as consultants and advisors to the Company, to purchase shares of the Company's common stock at an exercise price that equals or exceeds the fair market value on the date of grant. The number of shares authorized for issuance as of December 29, 2009 was 454,957, of which 88,679 shares remained available for future issuance and options to purchase 353,605 shares were outstanding. Although vesting schedules vary, option grants under this plan generally vest over a three or four-year period and options are exercisable for no more than ten years from the date of grant.

A summary of the status of the Company's stock options as of December 29, 2009 and December 30, 2008 and changes during the years ending on those dates is presented below:

| Fixed Options | Shares | Weighted Average Exercise Price | Remaining Weighted Average Remaining Contractual Life | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 25, 2007 | 378,800 | $24.58 | 6.7 years | |
| Granted | 102,500 | 11.50 | 8.4 years | |
| Exercised | (2,500) | 13.62 | | |
| Forfeited | (114,111) | 22.57 | | |
| Outstanding at December 30, 2008 | 364,689 | 21.60 | 6.2 years | |
| Granted | 126,888 | 1.35 | 9.2 years | |
| Exercised | — | — | | |
| Forfeited | (98,391) | 17.49 | | |
| Outstanding at December 29, 2009 | 393,186 | $16.10 | 6.6 years | $78,467 |
| Options exercisable at December 30, 2008 | 211,024 | $23.58 | 4.9 years | |
| Options exercisable at December 29, 2009 | 198,659 | $23.01 | 5.2 years | $ — |

**14. Stock option plans (Continued)**

The following table presents additional information regarding options granted and exercised:

| | Year Ended December 29, 2009 | Year Ended December 30, 2008 |
|---|---|---|
| Weighted average fair value of stock options granted | $ 1.11 | $ 6.96 |
| Intrinsic value of stock options exercised | N/A | $ 0 |
| Fair value of stock options vested during the year | $422,652 | $701,447 |

The intrinsic value of stock options outstanding at December 29, 2009 and December 30, 2008 was $78,467 and $0, respectively. Aggregate intrinsic value is the difference between the closing price of the Company's stock on December 29, 2009 and the exercise price, multiplied by the number of shares that would have been received by the option holders had all option holders exercised their in-the-money options on December 29, 2009. As of December 29, 2009, there was approximately $130,684 of total unrecognized compensation cost related to unvested share-based compensation arrangements, of which $83,002 is expected to be recognized in fiscal year 2010, $36,311 in fiscal year 2011, $10,513 in fiscal year 2012 and $858 in fiscal year 2013.

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Options Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number of Options Exercisable | Weighted Average Exercise Price |
| $1.00 - $6.00 | 123,557 | 9.2 years | $ 1.66 | 3,413 | $ 3.01 |
| $6.01 - $12.00 | 25,413 | 7.4 years | $10.30 | 13,163 | $ 9.97 |
| $12.01 - $18.00 | 52,152 | 6.3 years | $13.95 | 25,124 | $14.77 |
| $18.01 - $24.00 | 59,662 | 5.4 years | $21.94 | 59,662 | $21.94 |
| $24.01 - $30.00 | 82,964 | 5.2 years | $26.21 | 74,630 | $26.31 |
| $30.01 - $36.00 | 32,772 | 2.4 years | $31.49 | 11,556 | $32.28 |
| $36.01 - $42.00 | 16,666 | 7.3 years | $37.20 | 11,111 | $37.20 |
| Total | 393,186 | 6.6 years | $16.10 | 198,659 | $23.01 |

**15. Retirement plan**

The Company sponsors a defined contribution plan under the provisions of section 401(k) of the Internal Revenue Code. The Plan is voluntary and is provided to all employees who meet the eligibility requirements. A participant can elect to contribute up to 100% of his/her compensation subject to IRS limits. Prior to fiscal year 2009, the Company made no contribution to the plan. Beginning in fiscal year 2009, the Company elected to match 10% of such contributions up to 6% of the participant's compensation. As of December 29, 2009, the Company had contributed $12,761 in the aggregate under the plan. The Company expects to contribute approximately the same amount under the plan in fiscal year 2010.

**16. Subsequent events**

On December 29, 2009, the Company's board of directors approved a one-for-six share combination of its common stock which became effective on January 13, 2010 (Note 3). As a result of this reverse stock split, every six shares of the Company's common stock that were issued and outstanding as of January 13, 2010 were automatically combined into one issued and outstanding share without any change in the par value of such shares, and the number of authorized but unissued shares of the Company's common stock was proportionally reduced. A proportionate adjustment also was made to the Company's outstanding stock options and warrants. No fractional shares were issued in connection with this reverse stock split, but rather shareholders who were entitled to fractional shares received cash in lieu of receiving fractional shares. All references within this document to loss per share reflect this reverse stock split. Additionally, the number of common shares, stock options and warrants, and the price per common share, stock option and warrant, reflect this reverse stock split.

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## INDEX TO EXHIBITS

| Exhibit Number | Description |
|---|---|
| 3.1 | Articles of Incorporation of the Registrant, as amended (incorporated by reference to our Registration Statement on Form S-3, filed on December 30, 2009 (File No. 333-164065)). |
| 3.2 | Amended and Restated By-laws of the Registrant, dated May 2, 2007 (incorporated by reference to our Current Report on Form 8-K, filed on May 4, 2007 (File No. 000-29643)). |
| 4.1 | Reference is made to Exhibits 3.1 and 3.2. |
| 4.2 | Specimen common stock certificate (incorporated by reference to our Current Report on Form 8-K, filed on September 20, 2002 (File No. 000-29643)). |
| 10.1 | Granite City Food & Brewery Ltd. 1997 Stock Option Plan (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)). |
| 10.2 | Granite City Food & Brewery Ltd. 1997 Director Stock Option Plan, as amended effective November 27, 2007 (incorporated by reference to our Annual Report on Form 10-K, filed on March 10, 2008 (File No. 000-29643)). |
| 10.3 | Granite City Food & Brewery Ltd. Amended and Restated Equity Incentive Plan, effective October 28, 2008 (incorporated by reference to our Definitive Proxy Statement filed on November 6, 2008 (File No. 000-29643)). |
| 10.4 | Form of Non-Qualified Stock Option Agreement between the Registrant and certain employees of the Registrant, dated December 27, 2001 (incorporated by reference to our Annual Report on Form 10-KSB, filed on March 28, 2003 (File No. 000-29643)). |
| 10.5 | Form of Non-Qualified Stock Option Agreement under the Registrant's 1997 Stock Option Plan (incorporated by reference to our Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643)). |
| 10.6 | Form of Incentive Stock Option Agreement under the Registrant's 1997 Stock Option Plan (incorporated by reference to our Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643)). |
| 10.7 | Form of Stock Option Agreement under the Registrant's 1997 Director Stock Option Plan (incorporated by reference to our Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643)). |
| 10.8 | Form of Employee Non-Qualified Stock Option Agreement under the Registrant's Amended and Restated Equity Incentive Plan (incorporated by reference to our Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643)). |
| 10.9 | Form of Incentive Stock Option Agreement under the Registrant's Amended and Restated Equity Incentive Plan (incorporated by reference to our Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643)). |
| 10.10 | Form of Director Non-Qualified Stock Option Agreement under the Registrant's Amended and Restated Equity Incentive Plan (incorporated by reference to our Annual Report on Form 10-K, filed on March 10, 2008 (File No. 000-29643)). |

| Exhibit Number | Description |
|---|---|
| 10.11 | Executive Employment Agreement by and between the Registrant and Steven J. Wagenheim, dated June 15, 2005 (incorporated by reference to our Current Report on Form 8-K/A, filed on June 16, 2005 (File No. 000-29643)). |
| 10.12 | Executive Employment Agreement by and between the Registrant and James G. Gilbertson, dated November 29, 2007 (incorporated by reference to our Current Report on Form 8-K, filed on November 29, 2007 (File No. 000-29643)). |
| 10.13 | Employment and Severance Agreement by and between the Registrant and Darius H. Gilanfar, dated December 2, 2008 (incorporated by reference to our Annual Report on Form 10-K, filed on March 19, 2009 (File No. 000-29643)). |
| 10.14 | Amendment No. 1 to Executive Employment Agreement by and between the Registrant and Steven J. Wagenheim, dated December 30, 2008 (incorporated by reference to our Annual Report on Form 10-K, filed on March 19, 2009 (File No. 000-29643)). |
| 10.15 | Amendment No. 1 to Executive Employment Agreement by and between the Registrant and James G. Gilbertson, dated December 30, 2008 (incorporated by reference to our Annual Report on Form 10-K, filed on March 19, 2009 (File No. 000-29643)). |
| 10.16 | Amendment No. 2 to Executive Employment Agreement by and between the Registrant and Steven J. Wagenheim, dated October 5, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on October 6, 2009 (File No. 000-29643)). |
| 10.17 | Amendment No. 2 to Executive Employment Agreement by and between the Registrant and James G. Gilbertson, dated October 5, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on October 6, 2009 (File No. 000-29643)). |
| 10.18 | Amendment to Employment and Severance Agreement by and between the Registrant and Darius H. Gilanfar, dated October 5, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on October 6, 2009 (File No. 000-29643)). |
| 10.19 | Loan Agreement by and between the Registrant and First National Bank, Pierre, South Dakota, dated July 19, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on August 9, 2001 (File No. 000-29643)). |
| 10.20 | Agreement Concerning Guaranty by and between the Registrant and Steven Wagenheim, Arthur E. Pew III and William Burdick, dated July 17, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on August 9, 2001 (File No. 000-29643)). |
| 10.21 | Development Agreement between Donald A. Dunham, Jr. and the Registrant, dated October 22, 2002 (incorporated by reference to our Annual Report on Form 10-KSB, filed on March 28, 2003 (File No. 000-29643)). |
| 10.22 | Assignment Agreement among Donald A. Dunham, Jr., Dunham Capital Management, L.L.C. and the Registrant, dated October 22, 2002 (incorporated by reference to our Annual Report on Form 10-KSB, filed on March 28, 2003 (File No. 000-29643)). |
| 10.23 | Correspondence from Dunham Capital Management, L.L.C. to the Registrant, dated March 17, 2003 (incorporated by reference to our Annual Report on Form 10-KSB, filed on March 28, 2003 (File No. 000-29643)). |

| Exhibit Number | Description |
|---|---|
| 10.24 | Loan Agreement between the Registrant and First National Bank, dated August 28, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on November 12, 2003 (File No. 000-29643)). |
| 10.25 | Term Note for the principal sum of $750,000 issued by the Registrant, Maker, to First National Bank, Payee, dated August 28, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on November 12, 2003 (File No. 000-29643)). |
| 10.26 | Security Agreement between the Registrant and First National Bank, dated August 28, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on November 12, 2003 (File No. 000-29643)). |
| 10.27 | Lease—Business Property Agreement between the Registrant and Ellsworth Development Corp., dated December 13, 2004 (incorporated by reference to our Current Report on Form 8-K, filed on December 14, 2004 (File No. 000-29643)). |
| 10.28 | Securities Purchase Agreement between the Registrant and the Investors named as signatories thereto, dated October 21, 2005, including Form of Registration Rights Agreement and Warrant Agreement (incorporated by reference to our Current Report on Form 8-K, filed on October 21, 2005 (File No. 000-29643)). |
| 10.29 | Master Lease Agreement by and between the Registrant and Carlton Financial Corporation, dated August 16, 2006 (including lease schedule and form of first amendment thereto) (incorporated by reference to our Current Report on Form 8-K, filed on August 22, 2006 (File No. 000-29643)). |
| 10.30 | Interim Funding Agreement by and between the Registrant and Carlton Financial Corporation, dated August 16, 2006 (incorporated by reference to our Current Report on Form 8-K, filed on August 22, 2006 (File No. 000-29643)). |
| 10.31 | Guaranty from Steven J. Wagenheim to Carlton Financial Corporation, dated August 16, 2006 (incorporated by reference to our Current Report on Form 8-K, filed on August 22, 2006 (File No. 000-29643)). |
| 10.32 | First Amendment to Loan Agreement by and between First National Bank and the Registrant, effective August 16, 2006 (incorporated by reference to our Current Report on Form 8-K, filed on August 22, 2006 (File No. 000-29643)). |
| 10.33 | Amendment to Development Agreement by and between Donald A. Dunham, Jr., Dunham Capital Management, L.L.C. and the Registrant, dated September 19, 2006 (incorporated by reference to our Current Report on Form 8-K, filed on September 22, 2006 (File No. 000-29643)). |
| 10.34 | Development Agreement between United Properties Investment LLC and the Registrant, dated April 30, 2008 (incorporated by reference to our Quarterly Report on Form 10-Q, filed on May 5, 2008 (File No. 000-29643)). |
| 10.35 | Master Agreement by and between Dunham Capital Management, L.L.C., DHW Leasing, L.L.C., and Dunham Equity Management, L.L.C., and the Registrant, dated February 7, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on February 12, 2009 (File No. 000-29643)). |
| 10.36 | Bridge Loan Agreement by and between the Registrant, Granite City Restaurant Operations, Inc. and Harmony Equity Income Fund, L.L.C., dated March 30, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on April 3, 2009 (File No. 000-29643)). |

| Exhibit Number | Description |
|---|---|
| 10.37 | Security Agreement by and among the Registrant, Granite City Restaurant Operations, Inc. and Harmony Equity Income Fund, L.L.C., dated March 30, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on April 3, 2009 (File No. 000-29643)). |
| 10.38 | Leasehold 180-Day Redemption Mortgage and Security Agreement and Fixture Filing Statement by Granite City Restaurant Operations, Inc. as debtor in favor of Harmony Equity Income Fund, L.L.C., dated March 30, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on April 3, 2009 (File No. 000-29643)). |
| 10.39 | Patent and Trademark Security Agreement by and between the Registrant and Harmony Equity Income Fund, L.L.C., dated March 30, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on April 3, 2009 (File No. 000-29643)). |
| 10.40 | IP Agreement by and between the Registrant and Harmony Equity Income Fund, L.L.C., dated March 30, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on April 3, 2009 (File No. 000-29643)). |
| 10.41 | Amendment No. 1 to Bridge Loan Agreement by and between the Registrant, Granite City Restaurant Operations, Inc. and Harmony Equity Income Fund, L.L.C., including the Amended Forms of Note and Warrant, dated April 22, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on May 6, 2009 (File No. 000-29643)). |
| 10.42 | Amendment No. 2 to Bridge Loan Agreement by and between the Registrant, Granite City Restaurant Operations, Inc. and Harmony Equity Income Fund, L.L.C., dated April 30, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on May 6, 2009 (File No. 000-29643)). |
| 10.43 | Amendment No. 3 to Bridge Loan Agreement by and between the Registrant, Granite City Restaurant Operations, Inc. and Harmony Equity Income Fund, L.L.C., dated May 29, 2009 (incorporated by reference to our Current Report on Form 8-K, filed on June 4, 2009 (File No. 000-29643)). |
| 10.44 | Amendment No. 4 to Bridge Loan Agreement by and between the Registrant, Granite City Restaurant Operations, Inc. and Harmony Equity Income Fund, L.L.C., dated August 10, 2009 (incorporated by reference to our Quarterly Report on Form 10-Q, filed on August 14, 2009 (File No. 000-29643)). |
| 10.45 | Amendment No. 5 to Bridge Loan Agreement by and between the Registrant, Granite City Restaurant Operations, Inc. and Harmony Equity Income Fund, L.L.C. dated September 30, 2009 (incorporated by reference to our Current Report on Form 8-K filed on October 6, 2009 (File No. 000-29643)). |
| 10.46 | Amendment No. 6 to Bridge Loan Agreement by and between the Registrant, Granite City Restaurant Operations, Inc. and Harmony Equity Income Fund, L.L.C. dated October 31, 2009 (incorporated by reference to our Current Report on Form 8-K filed on November 5, 2009 (File No. 000-29643)). |
| 10.47 | Amendment No. 7 to Bridge Loan Agreement by and between the Registrant, Granite City Restaurant Operations, Inc. and Harmony Equity Income Fund, L.L.C. dated December 16, 2009 (incorporated by reference to our Current Report on Form 8-K filed on December 22, 2009 (File No. 000-29643)). |

| Exhibit Number | Description |
|---|---|
| 10.48 | Debt Conversion Agreement between the Registrant and DHW Leasing, L.L.C., dated September 21, 2009 (incorporated by reference to our Current Report on Form 8-K filed on September 22, 2009 (File No. 000-29643)). |
| 10.49 | Amendment No. 1 to Master Agreement by and between Dunham Capital Management, L.L.C., DHW Leasing, L.L.C., Dunham Equity Management, L.L.C. and the Registrant, dated October 5, 2009 (incorporated by reference to our Current Report on Form 8-K filed on October 6, 2009 (File No. 000-29643)). |
| 10.50 | Registration Rights Agreement by and between the Registrant and DHW Leasing, L.L.C., dated October 5, 2009 (incorporated by reference to our Current Report on Form 8-K filed on October 6, 2009 (File No. 000-29643)). |
| 10.51 | Waiver of Default regarding Bridge Loan Agreement by and between the Registrant, Granite City Restaurant Operations, Inc., Harmony Equity Income Fund I, L.L.C. and Harmony Equity Income Fund II, L.L.C, dated October 5, 2009 (incorporated by reference to our Current Report on Form 8-K filed on October 6, 2009 (File No. 000-29643)). |
| 10.52 | Master Amendment to Leases by and among GC Omaha Limited Partnership, Dunham Capital Management, L.L.C., GC Rosedale, L.L.C., GC Lincoln Limited Partnership, GC Olathe Limited Partnership, GC Eagan Limited Partnership, GC Cedar Rapids/ Davenport Limited Partnership, GC Des Moines Limited Partnership, GC Holdings Limited Partnership, GC Wichita Limited Partnership, and the Registrant, dated October 5, 2009 (incorporated by reference to our Current Report on Form 8-K filed on October 6, 2009 (File No. 000-29643)). |
| 10.53 | Termination of Equipment Lease and Bill of Sale by and between the Registrant and DHW Leasing, L.L.C., dated October 5, 2009 (incorporated by reference to our Current Report on Form 8-K filed on October 6, 2009 (File No. 000-29643)). |
| 21 | Subsidiaries.* |
| 23 | Consent of Independent Registered Public Accounting Firm.* |
| 24 | Powers of Attorney (included on Signatures page).* |
| 31.1 | Certification by Steven J. Wagenheim, President and Chief Executive Officer of the Registrant, pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification by James G. Gilbertson, Chief Financial Officer of the Registrant, pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification by Steven J. Wagenheim, President and Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification by James G. Gilbertson, Chief Financial Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

* Previously filed.



# Granite City
FOOD & BREWERY®

## Corporate Headquarters
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416
952-215-0660

## Board of Directors
- Steven J. Wagenheim, *President and Chief Executive Officer*
- Joel C. Longtin, *President and Chief Executive Officer of JKL Enterprises, Inc. and Longtin Leasing, LLC*
- Donald A. Dunham, Jr., *Chairman of the Board, Chief Executive Officer and Founder of The Dunham Company*
- Charles J. Hey, *Chairman of the Board of School Bus, Inc.*
- Milton D. Avery, *Co-Owner and Managing Partner of Avery Brothers, LLC*
- Brian K. Gramm, *Founder and President of Milo Belle Consultants, LLC*
- David A. Timpe, *Interim Chief Financial Officer at Avera Sacred Heart Hospital*

## Form 10-K
An additional copy of Granite City Food & Brewery Ltd.'s Annual Report on Form 10-K for the year ended December 29, 2009, as filed with the SEC, will be sent to any shareholder upon written request to the Chief Financial Officer of Granite City Food & Brewery Ltd.

## Transfer Agent
Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange
South St. Paul, MN 55075
800-689-8788

## Executive Officers
- Steven J. Wagenheim
  *President and Chief Executive Officer*
- James G. Gilbertson
  *Chief Financial Officer and Assistant Secretary*
- Darius H. Gilanfar
  *Chief Operating Officer*
- Monica A. Underwood
  *Vice President of Finance and Secretary*

## Independent Accountants
Schechter, Dokken, Kanter, Andrews & Selcer, Ltd.
Minneapolis, MN

## Corporate Counsel
Briggs and Morgan, P.A.
Minneapolis, MN

## Stock Listing
Listed on The NASDAQ Capital Market under the symbol "GCFB"

## Web Site Address
www.gcfb.net